     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1995

                                                       REGISTRATION NO. 33-58047
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PRIME HOSPITALITY CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                       22-2640625
(STATE OR OTHER JURISDICTION          (I.R.S. EMPLOYER
    OF INCORPORATION OR             IDENTIFICATION NO.)
        ORGANIZATION)

                            ------------------------

                               700 ROUTE 46 EAST
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 882-1010
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JOSEPH BERNADINO

              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            PRIME HOSPITALITY CORP.
                               700 ROUTE 46 EAST
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 882-1010
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                WILLIAM N. DYE                             JOHN D. WATSON, JR.
           WILLKIE FARR & GALLAGHER                          LATHAM & WATKINS
             ONE CITICORP CENTER                      1001 PENNSYLVANIA AVENUE, N.W.
             153 EAST 53RD STREET                               SUITE 1300
           NEW YORK, NEW YORK 10022                       WASHINGTON, D.C. 20004
                (212) 821-8000                                (202) 637-2200

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
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- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED APRIL 19, 1995

                                  $75,000,000

                           [PRIME HOSPITALITY LOGO]

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2002


     The Notes offered hereby (the "Offering") are convertible into Common Stock of Prime Hospitality Corp. ("Prime" or the "Company") at any time prior to
maturity, unless previously redeemed, at a conversion price of $     per share,
subject to adjustment in certain events. See "Description of Notes --Conversion Rights" for a description of events which may cause an adjustment to the conversion price. The Common Stock of the Company is traded on the New York Stock Exchange under the symbol "PDQ." On April 17, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $10 per share. See "Price Range of Common Stock and Dividend Policy."


     Interest on the Notes is payable on April 15 and October 15 of each year, commencing October 15, 1995. The Notes are redeemable, in whole or in part, at the option of the Company at any time on or after April 17, 1998, at the redemption prices set forth herein, plus accrued interest, if any, to the redemption date. If a Risk Event (as defined herein) occurs, each holder of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount plus accrued interest, if any, to the date of repurchase. The Notes are subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. At December 31, 1994, the Company had approximately $131.2 million of outstanding Senior Indebtedness, and the subsidiaries of the Company had approximately $52.6 million of outstanding indebtedness. The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness. See "Description of Notes" for a more complete discussion of the Indenture's provisions.

     The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON
         OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                         TO THE CONTRARY IS UNLAWFUL.

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                                                 PRICE TO       UNDERWRITING        PROCEEDS TO
                                                PUBLIC(1)        DISCOUNT(2)      COMPANY(1)(3)
- -----------------------------------------------------------------------------------------------
Per Note..............................                  %                  %                  %
Total(4)..............................  $                  $                  $
- -----------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of initial issuance.

(2) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(3) Before deducting expenses payable by the Company, estimated at $575,000.

(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $11,250,000 aggregate principal amount of Notes at the Price to Public, less the Underwriting Discount, solely to cover overallotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $           , the Underwriting Discount will total
    $           and the Proceeds to Company will total $           . See
    "Underwriting" for a more complete discussion of the underwriting arrangements.

     The Notes are offered by the Underwriters when, as and if delivered to and accepted by the Underwriters and subject to the right to reject any order in whole or in part. It is expected that delivery of the certificates representing the Notes will be made against payment therefor at the office of Montgomery
Securities on or about              , 1995.
                            ------------------------
MONTGOMERY SECURITIES                                          SMITH BARNEY INC.

                                 April   , 1995

                                     [MAP]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN MARKET PRICES OF THE NOTES OFFERED HEREBY OR SHARES OF THE COMPANY'S COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 [PHOTOGRAPHS]

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will file reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Notes, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Annual Report on Form 10-K for the fiscal year ended December 31, 1994, previously filed by the Company with the Commission, as amended by Form 10-K/A filed on April 19, 1995, is incorporated herein by reference.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the Offering shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07004, Attention: Joseph Bernadino, Senior Vice President, Secretary and General Counsel, (201) 882-1010.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this Prospectus. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" or "Prime" are to Prime Hospitality Corp. and its subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY

     Prime is a leading hotel owner/operator with a portfolio of 87 hotels totalling 12,743 rooms. Located primarily in secondary markets in 19 states and the U.S. Virgin Islands, Prime's hotels operate either under franchise agreements with hotel brands such as Marriott, Radisson, Sheraton, Holiday Inn, Ramada and Howard Johnson, or under the Company's proprietary brand names, AmeriSuites(R) and Wellesley Inns(R). The Company owns or leases 50 hotels (the "Owned Hotels") and manages 37 hotels for third parties (the "Managed Hotels"). Prime holds financial interests in the form of mortgages on or profit participations in 17 of the Managed Hotels. In total, the Company has equity or financial interests in 67 hotels containing approximately 10,000 rooms.

     The Company operates in three major lodging industry segments: full-service, all-suites and limited-service. Approximately 53% of Prime's hotel rooms are in full-service hotels. The AmeriSuites hotels, which comprise approximately 12% of the Company's hotel rooms, are mid-priced, all-suites hotels, situated near office parks and travel destinations in the Southern and Central United States. Prime also competes in the limited-service segment, which comprises approximately 35% of its hotel rooms, primarily through its economically priced Wellesley Inns, which are located in Florida, the Middle Atlantic and the Northeast.

     Prime is fundamentally committed to hotel equity ownership. Significant elements of Prime's ownership strategy are strong in-house hotel management and control of its proprietary brands, both of which have contributed to improved hotel operating performance. Reflecting Prime's operating strengths, the Company's hotels generated average operating profit margins that exceeded comparable industry averages for 1993, as reported by industry sources, by approximately 25% for full-service hotels, 21% for all-suites hotels and 6% for limited-service hotels.

     The Company's growth strategy is to:

     - generate improved results at existing hotels through increased operating efficiencies;

     - acquire full-service hotels with potential for operating and marketing improvements; and

     - expand the AmeriSuites hotel brand to meet growing all-suites segment demand.


     The Company's strategy for improving results at its existing hotels includes using sophisticated operating, marketing and financial systems and capitalizing on the operating leverage inherent in the lodging industry. Implementation of the Company's strategy, together with positive industry trends, has produced improved performance in recent years. Exemplifying the Company's operating leverage, during 1994 revenue per available room ("REVPAR") increased 7.4% while net operating income increased 17.0%, as compared to the prior year, for Company-owned comparable hotels, which are hotels that have been open for all of 1993 and 1994. The Company expects further improvement for the lodging sector and to continue to improve the performance of its existing hotels.


     The Company seeks to capitalize on its strength as a full-service hotel owner/operator and the favorable outlook for the full-service segment by continuing to pursue the acquisition of full-service hotels. In 1994 the Company acquired four full-service hotels with approximately 1,000 rooms. With a continued industry outlook for limited new room supply, steady demand growth and acquisition prices at discounts to replacement cost in the full-service segment, Prime believes that the acquisition of full-service hotels will continue to provide significant growth opportunities.

     Prime is also committed to developing its AmeriSuites all-suites hotel brand. The Company believes that AmeriSuites provides an excellent guest experience and offers desirable suite accommodations and other amenities at mid-scale prices. During the first quarter of 1995, the Company acquired the option of ShoLodge, Inc. to purchase a 50% interest in 11 of the Company's 12 AmeriSuites hotels, acquired the only AmeriSuites hotel not already owned by Prime and assumed management of all 12 of these AmeriSuites hotels (collectively, the "ShoLodge Transaction"), thereby establishing Prime's exclusive control over the AmeriSuites brand. Prior to completion of the ShoLodge Transaction, the Company had managed only one of the 13 AmeriSuites hotels and the other 12 hotels were managed by ShoLodge, Inc. In 1994 the Company opened four new AmeriSuites. The Company currently plans to open or commence construction of ten new AmeriSuites with approximately 1,250 rooms in 1995. The Company already owns six development sites for new AmeriSuites hotels and has begun construction at sites in Atlanta, Greensboro and Miami.


     As a leading owner/operator of hotels, Prime believes that it is well positioned to benefit from the continuing recovery occurring in the lodging industry. The recovery has been driven by a favorable supply/demand imbalance resulting primarily from increased economic activity and the sharp decline in the growth of the supply of new hotel rooms since 1991. Demand growth exceeded new supply growth by 3.0% in 1993 and by 3.3% in 1994, as reported by Smith Travel Research. Since 1991, demand growth has outpaced new room supply growth, resulting in an increase in industry-wide occupancy levels from 60.9% in 1991 to 65.2% in 1994. Higher occupancy levels have allowed the industry to increase rates. In 1994 average daily rates ("ADR") increased by 3.8% over 1993 levels, marking the first inflation-adjusted ADR growth since 1986. REVPAR, which measures the combined impact of rate and occupancy, increased by 7.3% in 1994. Because of the operating leverage inherent in the lodging industry, increases in REVPAR have had a major impact on hotel operating performance, with industry pretax profits growing from breakeven levels in 1992 to approximately $4.6 billion in 1994, as estimated by Smith Travel Research.



     The Company is the successor in interest to Prime Motor Inns, Inc. and certain of its subsidiaries (collectively, "PMI"). PMI restructured its operations and capital structure pursuant to a bankruptcy reorganization completed on July 31, 1992 (the "Effective Date"). Under its restructuring, PMI recruited new management and directors, reduced its liabilities by $448.8 million, revalued its assets to reflect fair market value, and eliminated unprofitable contract commitments. During the period from July 31, 1992 through December 31, 1994, the Company further reduced its debt by $82.6 million from $266.4 million to $183.8 million, and reduced its portfolio of notes receivable through cash collections and collateral recoveries by $143.4 million from $226.6 million to $83.2 million. In the process, the Company increased its investment in hotel fixed assets by $138.9 million from $160.4 million to $299.3 million, and increased stockholders' equity by $68.5 million from $135.6 million to $204.1 million. With a strengthened balance sheet, a diminished note receivable portfolio and a significantly increased base of Owned Hotels, the Company believes that it is well positioned to implement its growth strategy.


     The Company is a Delaware corporation incorporated in 1985. The business of the Company is conducted through its subsidiaries and by the Company directly. The principal office of the Company is 700 Route 46 East, Fairfield, New Jersey 07004 and its telephone number is (201) 882-1010.

                                  THE OFFERING

Securities Offered............  $75 million aggregate principal amount of   % Convertible
                                Subordinated Notes due 2002 (the "Notes").
Interest Payment Dates........  April 15 and October 15, commencing October 15, 1995.
Maturity......................  April 15, 2002
Conversion....................  The Notes are convertible into the Company's Common Stock at any time prior to maturity, unless previously redeemed, at a
                                conversion price of $     per share, subject to adjustment in
                                certain events.
Redemption at Option of
  Company.....................  The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after April 17, 1998, at the redemption prices (expressed as percentage of principal amount) set forth below for the 12-month period beginning
                                April 15 (or April 17, in the case of 1998) of the years
                                indicated:

                                1998......................................................  %
                                1999.........................................................
                                2000.........................................................
                                2001.........................................................

                                and at maturity at 100% of principal, together in the case of any such redemption with accrued interest to the redemption date.
Repurchase at Option of
  Holders.....................  If a Risk Event (as defined herein) occurs, each holder of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to
                                repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount plus accrued interest, if any, to the date of repurchase. If a Risk Event were to occur, no assurance can be given that the Company
                                would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company's
                                ability to make such payments may be limited by its leverage and the terms of its then-existing borrowing and other
                                agreements. See "Description of Notes -- Repurchase at Option
                                of Holders Upon a Risk Event" for a more complete discussion of the rights of holders of Notes upon the occurrence of a
                                Risk Event.
Subordination.................  The Notes are subordinated to all existing and future Senior
                                Indebtedness (as defined herein) of the Company, and will be effectively subordinated to all indebtedness and other
                                liabilities of the Company's subsidiaries. At December 31,
                                1994, the Company had approximately $131.2 million of
                                outstanding Senior Indebtedness, and the subsidiaries of the
                                Company had approximately $52.6 million of outstanding
                                indebtedness. The Notes are not guaranteed by any of the
                                Company's subsidiaries. The Indenture governing the Notes
                                does not restrict the ability of the Company or its
                                subsidiaries to incur additional indebtedness, including
                                Senior Indebtedness.
Use of Proceeds...............  The proceeds of the Offering will be used to finance the development or acquisition of hotels or hotel portfolios and for general corporate purposes including the possible
                                repayment of outstanding indebtedness. See "Use of Proceeds."
Listing.......................  The Notes have been approved for listing on the New York
                                Stock Exchange, subject to notice of issuance. The Common
                                Stock is listed on the New York Stock Exchange under the
                                symbol "PDQ."

              SUMMARY RECENT CONSOLIDATED FINANCIAL AND OTHER DATA

     The table below presents summary recent consolidated financial and other data derived from the Company's historical financial statements as of and for the years ended December 31, 1993 and 1994. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                    YEAR ENDED DECEMBER 31,
                                                                   -------------------------
                                                                     1993             1994
                                                                   --------         --------
                                                                        (IN THOUSANDS,
                                                                     EXCEPT PER SHARE DATA
                                                                        AND MARGIN AND
                                                                          RATIO DATA)
INCOME STATEMENT DATA:
  Total revenues.................................................  $108,860         $134,303
  Costs and expenses:
     Direct hotel operating expenses.............................    50,115           65,158
     Occupancy and other operating...............................    11,047           11,261
     General and administrative..................................    15,685           15,089
     Depreciation and amortization...............................     7,117            9,427
                                                                   --------         --------
          Total costs and expenses...............................    83,964          100,935
                                                                   --------         --------
  Operating income...............................................    24,896           33,368
                                                                   --------         --------
  Interest expense...............................................    16,116           13,993
                                                                   --------         --------
  Net income:
     Income from recurring operations............................     5,928           12,805
     Other income -- non-recurring...............................     2,247            5,453
                                                                   --------         --------
     Income before extraordinary items...........................     8,175           18,258
     Extraordinary items(1)......................................     3,989              172
                                                                   --------         --------
  Net income.....................................................  $ 12,164         $ 18,430
                                                                   ========         ========
  Net income per common share(2):
     Income from recurring operations............................  $    .20         $    .40
     Other income -- non-recurring...............................       .07              .17
                                                                   --------         --------
     Income before extraordinary items...........................       .27              .57
     Extraordinary items.........................................       .13              .01
                                                                   --------         --------
  Net income per common share....................................  $    .40         $    .58
                                                                   ========         ========
  Weighted average shares outstanding(2).........................    30,721           32,022

OTHER DATA:
  EBITDA before extraordinary items(3)...........................  $ 32,013         $ 42,795
  Net cash provided by operating activities......................    19,728           28,672
  Net cash provided by (used in) investing activities............     2,281          (34,248)
  Net cash used in financing activities..........................   (17,056)         (23,469)

MARGIN AND RATIO DATA:
  EBITDA margin(3)...............................................      29.4%            31.9%
  Ratio of EBITDA to interest expense(3).........................      1.99x            3.06x
  Ratio of earnings to fixed charges(4)..........................      1.77x            2.78x

                                                                        DECEMBER 31, 1994
                                                                   ---------------------------
                                                                    ACTUAL      AS ADJUSTED(5)
                                                                   --------     --------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents......................................  $ 12,524        $123,699
  Property, equipment and leasehold improvements.................   299,291         302,891
  Mortgages and notes receivable, net of current portion.........    81,260          81,260
  Total assets...................................................   434,932         552,532
  Current portion of debt........................................     5,284           5,866
  Long-term debt, net of current portion.........................   178,545         295,563
  Total stockholders' equity.....................................   204,065         204,065

- ---------------
(1) Extraordinary items consist of gains on discharges of indebtedness, net of income taxes of $2.8 million in 1993 and $120,000 in 1994.
(2) Net income per common share has been restated for all periods to reflect a 9.4% retroactive reduction in the number of shares distributed under PMI's plan of reorganization from 33.0 million to 29.9 million. This reduction was effected in September 1994.
(3) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes (if applicable) and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.
(4) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes, fixed charges and extraordinary items. Fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of rental expense representative of interest (deemed to be one third of rental expense).
(5) As adjusted to reflect the Offering and the incurrence of $42.6 million of mortgage debt during the first quarter of 1995. See "Use of Proceeds" and "Capitalization."

     The following table sets forth for the five years ended December 31, 1994, annual operating data for the 49 Owned Hotels in the Company's portfolio at December 31, 1994. Operating data for the Owned Hotels built or acquired during the five-year period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of six Owned Hotels that were managed by the Company prior to their acquisition by the Company during the five-year period are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

OWNED HOTEL OPERATING DATA:

                                    1990          1991          1992          1993          1994
                                  --------      --------      --------      --------      --------
                                            (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
Number of hotels................        33            34            37            42            49
Number of rooms.................     5,013         5,143         5,476         6,116         7,052
Occupancy %.....................      64.0%         64.7%         66.4%         70.3%         68.4%
ADR(1)..........................  $  69.99      $  64.45      $  64.70      $  66.66      $  68.80
REVPAR(2).......................  $  44.81      $  41.70      $  42.97      $  46.88      $  47.04
Room revenues...................  $ 71,013      $ 76,635      $ 83,349      $ 97,196      $108,690
Total hotel revenues............  $112,407      $114,979      $120,938      $138,406      $151,089
Gross operating profit(3).......  $ 42,097      $ 36,967      $ 35,516      $ 43,473      $ 50,733
Gross operating profit %(3).....      37.5%         32.2%         29.4%         31.4%         33.6%

- ---------------
(1) "ADR" means average daily rate, which is equal to total room revenue divided by number of occupied rooms.
(2) "REVPAR" means revenues per available room, which is equal to total room revenue divided by the number of rooms available for sale.
(3) Gross operating profit is defined as total hotel revenues less direct hotel operating expenses including room, food and beverage and selling and general expenses.

     The following table sets forth for the five years ended December 31, 1994, annual operating data of the 37 Managed Hotels in the Company's portfolio at December 31, 1994. The results of operations for the Managed Hotels are not consolidated in the Company's consolidated financial statements. The Company records only the management fees and interest income, where applicable, on the Managed Hotels. Operating data for the Managed Hotels is presented from the dates such hotels became Managed Hotels.

MANAGED HOTELS WITH FINANCIAL INTEREST OPERATING DATA:

                                        1990         1991         1992         1993         1994
                                       -------      -------      -------      -------      -------
                                              (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
Number of hotels.....................       16           17           17           17           17
Number of rooms......................    2,710        2,957        2,951        2,946        2,937
Occupancy %..........................     72.6%        64.2%        69.5%        70.8%        70.4%
ADR..................................  $ 58.39      $ 57.95      $ 60.04      $ 61.68      $ 65.96
REVPAR...............................  $ 42.39      $ 37.19      $ 41.75      $ 43.68      $ 46.44
Room revenues........................  $41,925      $38,153      $45,094      $46,969      $49,866
Total hotel revenues.................  $63,925      $57,759      $64,294      $65,445      $68,155
Gross operating profit...............  $26,301      $20,179      $21,109      $21,473      $24,203
Gross operating profit %.............     41.1%        34.9%        32.8%        32.8%        35.5%

OTHER MANAGED HOTELS OPERATING DATA:

                                        1990         1991         1992         1993         1994
                                       -------      -------      -------      -------      -------
                                              (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
Number of hotels.....................       17           17           17           18           20
Number of rooms......................    2,235        2,234        2,236        2,347        2,628
Occupancy %..........................     68.2%        65.7%        69.3%        72.5%        72.1%
ADR..................................  $ 59.77      $ 59.79      $ 59.52      $ 60.19      $ 61.88
REVPAR...............................  $ 40.79      $ 39.31      $ 41.24      $ 43.61      $ 44.60
Room revenues........................  $32,857      $32,054      $33,749      $35,686      $42,788
Total hotel revenues.................  $42,673      $42,046      $44,142      $46,087      $53,635
Gross operating profit...............  $16,768      $15,730      $14,936      $15,888      $19,275
Gross operating profit %.............     39.3%        37.4%        33.8%        34.5%        35.9%

                                  RISK FACTORS

     Prospective purchasers of Notes should carefully consider, among other things, the following risk factors before purchasing the Notes offered hereby.

LEVERAGE

     As of December 31, 1994, as adjusted for the issuance of the Notes and the incurrence of $42.6 million of mortgage debt during the first quarter of 1995, the Company's total long-term debt (including current installments) and shareholders' equity would have been $301.4 million and $204.1 million, respectively. The Company expects it will incur indebtedness in addition to the Notes in connection with the implementation of its growth strategy. The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness. Additional indebtedness of the Company may rank senior or pari passu with the Notes in certain circumstances, while additional indebtedness of the Company's subsidiaries will rank effectively senior to the Notes. See "Description of Notes." The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Notes at maturity or that the Company will be able to refinance the Notes or other indebtedness at maturity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." In addition, the Indenture provides that if a Risk Event occurs, each holder of the Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all outstanding Notes, in whole or in part, owned by such holder at 100% of their principal amount plus accrued interest, if any, to the date of repurchase. If a Risk Event were to occur, no assurance can be given that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. The Company's ability to make such payments may be limited by its leverage and the terms of its then-existing borrowing and other agreements. See "Description of Notes -- Repurchase at Option of Holders Upon a Risk Event."

SUBORDINATION

     The Notes will be unsecured subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness of the Company and will be effectively subordinated to all indebtedness and other liabilities of the Company's subsidiaries. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The holders of any indebtedness of the Company's subsidiaries will be entitled to payment of their indebtedness from the assets of the subsidiaries prior to the holders of any general unsecured obligations of the Company, including the Notes. At December 31, 1994, the Company had approximately $131.2 million of outstanding Senior Indebtedness, and the subsidiaries of the Company had approximately $52.6 million of outstanding indebtedness. Of the $42.6 million of indebtedness incurred during the first quarter of 1995, $27.0 million is Senior Indebtedness of the Company and $15.6 million is indebtedness of subsidiaries. In the event of a payment default with respect to Senior Indebtedness, no payments may be made on account of the Notes until such default has been cured or waived. In addition, under certain circumstances, no payments with respect to the Notes may be made for a period of up to 179 days if certain non-payment defaults exist with respect to Senior Indebtedness of the Company. See "Description of Notes." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

RISKS OF THE LODGING INDUSTRY; COMPETITION

     The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

     The lodging industry is highly competitive. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry, although the oversupply has largely been absorbed. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company's hotels generally operate in areas that contain numerous other competitors. There can be no assurance that demographic, geographic or other changes in markets will not adversely affect the convenience or desirability of the locales in which the Company's hotels are located. Furthermore, there can be no assurance that, in the locales in which the Company's hotels operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such locales. See "Business -- Lodging Industry."

HOTEL DEVELOPMENT AND ACQUISITION RISKS

     The Company's growth strategy of developing new hotels and acquiring hotels with repositioning potential will subject the Company to pre-opening, pre-stabilization and repositioning costs. As the Company opens additional Company-owned hotels, such costs may adversely affect the Company's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. While the Company has in the past successfully opened or repositioned new hotels, there can be no assurance that the Company will be able to achieve its growth strategy. Construction, acquisition and repositioning of hotels involves certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after commencement of the acquisition or repositioning, possible unavailability of financing on favorable terms and the emergence of market competition from unanticipated sources. Although the Company seeks to manage its construction, acquisition and repositioning activities so as to minimize such risks, there can be no assurance that such projects will perform in accordance with the Company's expectations.

AMERISUITES EXPANSION

     As part of its growth strategy, the Company intends to expand its AmeriSuites hotel brand to meet growing demand in the all-suites hotel segment. On March 31, 1995, in connection with the ShoLodge Transaction, the Company assumed management of the AmeriSuites hotel brand. Prior to completion of the ShoLodge Transaction, the Company had operated only one of the 13 AmeriSuites hotels. In addition to the risks associated with hotel development generally, the Company is subject to additional risks in the all-suites hotel segment due to its limited operating history in this segment. Also, the Company competes with other companies in the all-suites segment, some of whom have greater brand recognition, financial resources and experience than the Company. There is no assurance that the Company can compete effectively with these other franchises.

GEOGRAPHIC CONCENTRATION OF HOTELS

     Many of the Company's hotels are located in Florida, New Jersey and New York, and such geographic concentration exposes the Company's operating results to events or conditions which specifically affect those areas, such as local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on the results of operations of the Company.

     In addition, the Company owns the Marriott's Frenchman's Reef Beach Resort (the "Frenchman's Reef") in St. Thomas, U.S. Virgin Islands. The Company obtained ownership and control of this hotel in December 1994 pursuant to the restructuring of a note receivable. The Frenchman's Reef accounted for

$5.7 million of the Company's operating income in 1994. The Frenchman's Reef's operating results have been adversely affected in recent years by a hurricane, disruption in airline service and the Persian Gulf War. As a resort hotel primarily operated for leisure travellers, operating results at the Frenchman's Reef also are subject to adverse developments in general economic conditions and changes in travel patterns. Adverse developments with respect to the Frenchman's Reef may have a material adverse effect on the results of operations of the Company.

RISKS ASSOCIATED WITH ROSE AND COHEN SETTLEMENT

     In April 1994, the Company received a favorable ruling from the U.S. Bankruptcy Court for the Southern District of Florida in litigation with Financial Security Assurance, Inc. ("FSA") with respect to FSA's attempt to recover a payment made to the Company pursuant to a settlement agreement with Allan V. Rose ("Rose") and Arthur G. Cohen ("Cohen"). In 1993, the Company reached a settlement with Rose and Cohen of an adversary proceeding regarding a promissory note and personal guarantee. FSA asserted in the Bankruptcy Court proceeding that it was entitled to receive the settlement proceeds otherwise payable to the Company (approximately $31.2 million) under the terms of an intercreditor agreement. The Bankruptcy Court ruled in favor of the Company in April 1994 and, immediately thereafter, the Company used $25.0 million of the settlement proceeds to retire its remaining Senior Secured Notes due July 31, 1997. On April 21, 1994, FSA filed a notice of appeal of the Bankruptcy Court's order. The appeal has been argued before the United States District Court for the Southern District of Florida and a decision of the District Court is pending. The Company is retaining the remaining $6.2 million of settlement proceeds as restricted cash pending disposition of the appeal. If the favorable decision of the Bankruptcy Court were reversed by the District Court or on further appeal by FSA, the Company could be required to pay over the $31.2 million in settlement proceeds to FSA, which could have a material adverse effect on the Company. The Company anticipates that it would finance the potential award of settlement proceeds to FSA through existing cash balances, mortgage financings on unencumbered properties or conversions of mortgages and notes receivable to cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

     The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permits requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes its hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

ENVIRONMENTAL REGULATION

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, the Company may be potentially liable for any such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company or against the Company and its managed hotels. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

MANAGEMENT AGREEMENTS

     The Company currently manages 37 hotels under agreements with third party hotel owners, including 16 Wellesley Inns for which the Company provides the brand name. Terms of the management agreements vary but the majority are short-term and, therefore, there are risks associated with termination of these agreements. Furthermore, management agreements may be terminated in connection with a change in ownership of the underlying hotels. Although such risks may be limited due to the Company's role as lender or provider of the Wellesley Inn brand name, 18 of the Managed Hotels, including the 16 Wellesley Inns referenced above, are highly leveraged with debt maturing in December 1995. There can be no assurance that such debt can be repaid or restructured by the third party hotel owners in a manner that would permit the Company to continue as manager of such properties.

IMPORTANCE OF FRANCHISOR RELATIONSHIPS

     The Company currently enjoys good relationships with its major franchisors, Marriott, Radisson, Sheraton, Holiday Inn, Ramada and Howard Johnson, and the Company has no reason to believe that such relationships will not continue. However, under the applicable franchise agreements, the franchisor can terminate the agreement if its quality standards are not maintained or if payments due are not made in a timely fashion. If any of the franchise agreements were terminated by the franchisor, the Company could explore entering into a franchise agreement with another franchisor. There can be no assurance, however, that a desirable replacement relationship would be available.

DEPENDENCE ON KEY EMPLOYEES

     The Company is dependent on its President, Chief Executive Officer and Chairman of the Board, David A. Simon, its Executive Vice President and Chief Financial Officer, John M. Elwood, its Executive Vice President of Operations, Paul H. Hower, and on certain other key members of its executive management staff, the loss of whose services could have a material adverse effect on the Company's business and future operations. See "Management."

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes are a new issue of securities for which there is currently no public market. Although the Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance, there can be no assurance as to the liquidity of the market for the Notes that may develop, the ability of the holders to sell their Notes or the prices at which holders of the Notes would be able to sell their Notes. If a market for the Notes does develop, the Notes may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, performance of the Company, the market price of the Company's Common Stock, performance of the lodging sector and other factors. No assurance can be given as to whether an active trading market will develop or be maintained for the Notes. See "Underwriting."

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to be approximately $72.2 million (approximately $83.1 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated expenses related to the Offering. The Company intends to use the net proceeds to finance the development or acquisition of hotels or hotel portfolios and for general corporate purposes. The Company is engaged in an ongoing program of evaluating and acquiring hotels and hotel portfolios in selected markets in the United States. However, the Company has no agreement, understanding or arrangement with any person to effect any material acquisition. Until used, the net proceeds of this Offering will be invested in short-term investment grade marketable securities or money market funds or used to repay mortgage debt on existing hotels that the Company expects would be available, as a result of such repayment, to support additional indebtedness. The mortgage debt considered for repayment consists of debt with an outstanding balance of $43.5 million at March 31, 1995 which bears interest at 10.25% and matures in April 1997.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PDQ." The following table sets forth, for the periods indicated, the high and low closing price of the Common Stock as reported on the New York Stock Exchange.


                                                                         PRICE RANGE
                                                                       ---------------
                                                                        HIGH      LOW
                                                                       ------     ----
        YEAR ENDED DECEMBER 31, 1993

        1st Quarter..................................................  $ 3 5/8    $2 1/8
        2nd Quarter..................................................   4 1/2     3 1/2
        3rd Quarter..................................................   4 3/4     3 1/8
        4th Quarter..................................................       6     4 3/8

        YEAR ENDED DECEMBER 31, 1994

        1st Quarter..................................................  $ 8 1/8    $5 3/8
        2nd Quarter..................................................   7 5/8     5 3/8
        3rd Quarter..................................................   8 3/4     6 3/4
        4th Quarter..................................................       9     6 7/8

        YEAR ENDED DECEMBER 31, 1995

        1st Quarter..................................................  $10 5/8    $7 1/4

        2nd Quarter (through April 17, 1995).........................  $10 5/8    $9 7/8



     The closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $10 on April 17, 1995. As of April 17, 1995, there were approximately 2,900 holders of record of the Common Stock.


     The Company has not declared any cash dividends on its Common Stock since the Effective Date and does not currently anticipate paying any dividends on the Common Stock in the foreseeable future. The Company currently anticipates that it will retain any future earnings for use in its business. The Company is prohibited by the terms of its 10% Senior Secured Notes due July 31, 1999 and certain other debt instruments from paying cash dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1994, and as adjusted to give effect to the Offering and the incurrence by the Company of $42.6 million of mortgage debt in the first quarter of 1995. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included and incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          DECEMBER 31, 1994
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                     (DOLLARS IN THOUSANDS)
Current portion of debt............................................  $  5,284        $  5,866
                                                                     --------     --------------
Long-term debt, excluding current portion:
  10% Secured Notes due 1999.......................................    52,580          52,580
  Notes and Mortgages payable, less current portion(2).............   125,965         167,983
    % Convertible Subordinated Notes due 2002......................     --             75,000
                                                                     --------     --------------
          Total long-term debt.....................................   178,545         295,563
Stockholders' equity:
  Preferred stock, par value $.10 per share;
     20,000,000 shares authorized; none issued.....................     --            --
  Common stock, par value $.10 per share;
     50,000,000 shares authorized; 30,409,371 shares
       issued and outstanding(3)...................................       304             304
  Capital in excess of par value...................................   171,774         171,774
  Retained earnings................................................    31,987          31,987
                                                                     --------     --------------
          Total stockholders' equity...............................   204,065         204,065
                                                                     --------     --------------
          Total capitalization.....................................  $382,610        $499,628
                                                                     ========     ===========

- ---------------
(1) Gives effect to the Offering and mortgage debt of $39.0 million incurred in February 1995 and the incurrence of $3.6 million of mortgage debt related to the ShoLodge Transaction, which closed on March 31, 1995.

(2) See Note 6 of Notes to Consolidated Financial Statements as to interest rates on long-term debt, including current portion.

(3) Does not include 1,855,886 shares of Common Stock reserved for issuance upon the exercise of warrants distributed under PMI's plan of reorganization, with an exercise price of $2.71 per share, and 1,442,156 shares of Common Stock reserved for issuance upon the exercise of employee stock options.

                  RECENT CONSOLIDATED FINANCIAL AND OTHER DATA

     The table below presents recent consolidated financial and other data derived from the Company's historical financial statements as of and for the years ended December 31, 1993 and 1994. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data of the Company and its Predecessor" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                      YEAR ENDED DECEMBER 31,
                                                                     -------------------------
                                                                       1993             1994
                                                                     --------         --------
                                                                          (IN THOUSANDS,
                                                                     EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenues:
     Room..........................................................  $ 69,487         $ 88,753
     Food and beverage.............................................    12,270           18,090
     Management and other fees.....................................    10,831           10,021
     Interest on mortgages and notes receivable....................  14,765..           15,867
     Rental and other..............................................     1,507            1,572
                                                                     --------         --------
          Total revenues...........................................   108,860          134,303
                                                                     --------         --------
  Costs and expenses:
     Direct hotel operating expenses:
       Room........................................................    19,456           24,539
       Food and beverage...........................................    10,230           13,886
       Selling and general.........................................    20,429           26,733
     Occupancy and other operating.................................    11,047           11,261
     General and administrative....................................    15,685           15,089
     Depreciation and amortization.................................     7,117            9,427
                                                                     --------         --------
          Total costs and expenses.................................    83,964          100,935
                                                                     --------         --------
  Operating income.................................................    24,896           33,368
  Interest income on cash investments..............................     1,267            1,966
  Interest expense.................................................   (16,116)         (13,993)
  Other income.....................................................     3,809            9,089
                                                                     --------         --------
  Income before income taxes and extraordinary items...............    13,856           30,430
  Provision for income taxes.......................................     5,681           12,172
                                                                     --------         --------
  Income before extraordinary items................................     8,175           18,258
  Extraordinary items(1)...........................................     3,989              172
                                                                     --------         --------
  Net income.......................................................  $ 12,164         $ 18,430
                                                                     ========         ========

  Net income per common share(2):
          Income before extraordinary items........................  $    .27         $    .57
          Extraordinary items......................................       .13              .01
                                                                     --------         --------
  Net income per common share......................................  $    .40         $    .58
                                                                     ========         ========
  Weighted average shares outstanding(2)...........................    30,721           32,022

                                                                      YEAR ENDED DECEMBER 31,
                                                                     -------------------------
                                                                       1993             1994
                                                                     --------         --------
                                                                       (IN THOUSANDS, EXCEPT
                                                                     MARGIN AND RATIO DATA)
OTHER DATA:
  EBITDA before extraordinary items(3).............................  $ 32,013         $ 42,795
  Net cash provided by operating activities........................    19,728           28,672
  Net cash provided by (used in) investing activities..............     2,281          (34,248)
  Net cash used in financing activities............................   (17,056)         (23,469)
MARGIN AND RATIO DATA:
  EBITDA margin(3).................................................      29.4%            31.9%
  Ratio of EBITDA to interest expense(3)...........................      1.99x            3.06x
  Ratio of earnings to fixed charges(4)............................      1.77x            2.78x
BALANCE SHEET DATA:
  Cash and cash equivalents........................................  $ 41,569         $ 12,524
  Property, equipment and leasehold improvements...................   172,786          299,291
  Mortgages and other notes receivable, net of current portion.....   163,033           81,260
  Total assets.....................................................   410,685          434,932
  Current portion of debt..........................................    19,282            5,284
  Long-term debt, net of current portion...........................   168,618          178,545
  Total stockholders' equity.......................................   171,364          204,065

- ---------------
(1) Extraordinary items consist of gains on discharges of indebtedness, net of income taxes of $2.8 million in 1993 and $120,000 in 1994.

(2) Net income per common share has been restated for all periods to reflect a 9.4% retroactive reduction in the number of shares distributed under PMI's plan of reorganization from 33.0 million to 29.9 million. This reduction was effected in September 1994.

(3) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes (if applicable) and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(4) Earnings used in computing the ratio of earnings to fixed charges consist of income before income taxes, fixed charges and extraordinary items. Fixed charges consist of interest expense, including amounts capitalized and the amortization of deferred financing fees, and that portion of rental expense representative of interest (deemed to be one third of rental expense).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading hotel owner/operator which owns or leases 50 Owned Hotels and manages 37 Managed Hotels for third parties. The Company has a financial interest in the form of mortgages or profit participations (primarily incentive management fees) in 17 of the Managed Hotels. The Company consolidates the results of operations of its Owned Hotels and records management fees (including incentive management fees) and interest income, where applicable, on the Managed Hotels.

     The Company has implemented a growth strategy which focuses on improving results at existing hotels through increased operating efficiencies, acquiring full-service hotels and expanding its AmeriSuites hotel brand in the all-suites segment. Operating results have continued to improve at comparable hotels due to repositioning efforts, yield management programs and overall improvements in the industry. The Company also added 11 Owned Hotels in 1994 through acquisition, construction or settlements of notes receivable, thereby increasing its Owned Hotel rooms by approximately 40%. Although future results of operations may be adversely affected in the short-term by the costs associated with the acquisition and construction of new hotels, it is expected that this impact will be offset, after an initial period, by revenues generated by these new hotels. The Company believes it is well positioned to benefit from the expected continued improvements in the lodging industry due to its hotel equity ownership position and its growth strategy.

     The Company has restated net income per common share for all periods to reflect a 9.4% reduction in the number of shares distributed under the plan of reorganization (the "Plan") of the Company's predecessor, PMI. The financial statements had previously given effect to the maximum amount of 33,000,000 shares of Common Stock issuable under the Plan, whereas the Company in total distributed only 29,913,000 shares under the Plan.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED
DECEMBER 31, 1993

     The following table presents the components of operating income, operating expense margins and other data for the Company and the Company's comparable Owned Hotels for 1993 and 1994. The results of the four hotels divested during 1993 and 1994 are not material to an understanding of the results of the Company's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                             TOTAL                 HOTELS(1)
                                                      -------------------     -------------------
                                                       1993        1994        1993        1994
                                                      -------     -------     -------     -------
                                                         (DOLLARS IN THOUSANDS, EXCEPT ADR AND
                                                      REVPAR)
Revenues:
  Room..............................................  $69,487     $88,753     $62,305     $66,821
  Food and Beverage.................................   12,270      18,090      10,875      11,410
  Management Fees...................................   10,831      10,021
  Interest on Mortgages and Notes Receivable........   14,765      15,867
  Rental and Other..................................    1,507       1,572
                                                      -------     -------
     Total Revenues.................................  108,860     134,303

                                                                               COMPARABLE OWNED
                                                             TOTAL                 HOTELS(1)
                                                      -------------------     -------------------
                                                       1993        1994        1993        1994
                                                      -------     -------     -------     -------
                                                         (DOLLARS IN THOUSANDS, EXCEPT ADR AND
                                                                         REVPAR)
Direct Hotel Operating Expenses:
  Room..............................................  $19,456     $24,539     $16,870     $17,281
  Food and Beverage.................................   10,230      13,886       9,029       9,143
  Selling and General...............................   20,429      26,733      17,779      18,889
Occupancy and Other Operating.......................   11,047      11,261
General and Administrative..........................   15,685      15,089
Depreciation and Amortization.......................    7,117       9,427

Operating Income....................................   24,896      33,368
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Room, as a percentage of room revenue.............     28.0%       27.6%       27.1%       25.9%
  Food and Beverage, as a percentage of food and
     beverage revenue...............................     83.4%       76.8%       83.0%       80.1%
  Selling and General, as a percentage of room and
     food and beverage revenue......................     25.0%       25.0%       24.3%       24.1%
Occupancy and Other Operating, as a percentage of
  room and food and beverage revenue................     13.5%       10.5%
General and Administrative, as a percentage of total
  revenue...........................................     14.4%       11.2%
OTHER DATA:
  Occupancy.........................................     70.4%       68.0%       73.2%       73.1%
  ADR...............................................  $ 56.14     $ 60.36     $ 56.84     $ 61.16
  REVPAR............................................  $ 39.52     $ 41.04     $ 41.61     $ 44.71
  Gross Operating Profit............................  $31,642     $41,685     $29,500     $32,917

- ---------------

(1) For purposes of this discussion of results of operations for 1994 compared to 1993, comparable Owned Hotels refers to the 31 Owned Hotels that were owned or leased by the Company during all of 1994 and 1993.


     Room revenues increased by $19.3 million, or 27.7%, from $69.5 million in 1993 to $88.8 million in 1994. This increase was primarily due to incremental room revenues of $17.6 million from hotels acquired or built in 1993 and 1994 and an increase in room revenues at comparable Owned Hotels. Room revenues for comparable Owned Hotels increased by $4.5 million, or 7.2%, in 1994 compared to 1993 due to improvements in ADR. ADR increased by $4.22 or 7.5% for all hotels and $4.32 or 7.6% for comparable Owned Hotels due to repositioning and refurbishment efforts at several full-service hotels and the continued improvements in the lodging industry. In 1994, the industry continued its recovery, as demand growth continued to outpace new hotel supply growth, resulting in higher occupancy levels which have allowed the industry to increase room rates. The Company has pursued a strategy of increasing ADR, which has a greater impact on net operating income than changes in occupancy. Occupancy rates for all hotels decreased from 70.4% in 1993 to 68.0% in 1994 due to the lower occupancy rates normally associated with new hotels, including both newly constructed hotels and repositioned hotels during the refurbishment period. Occupancy rates for comparable Owned Hotels remained constant in 1994 compared to 1993.


     Food and beverage revenues increased by $5.8 million, or 47.4%, from $12.3 million in 1993 to $18.1 million in 1994. This increase was primarily due to the impact of incremental revenues of $5.6 million from additional food and beverage operations of four full-service hotels acquired in 1994. Food and beverage revenues for comparable Owned Hotels increased by $535,000, or 4.9%, in 1994 compared to 1993 primarily as a result of increased banquet sales and the repositioning of three lounges to a sports bar theme.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by the Company's national sales group, Market Segments, Inc. Management and other fees decreased by $810,000, or 7.5%, from $10.8 million in 1993 to $10.0 million in 1994 primarily due to the loss of management fees on four Managed Hotels acquired by the Company during 1994. In addition, the Company's management contracts covering six additional hotels were terminated during 1994 upon divestiture of those hotels by the third party hotel owners. Partially offsetting these decreased management fees were the addition of two new management contracts and increased revenues associated with the remaining Managed Hotels.

     Interest on mortgages and notes receivable in 1993 and 1994 primarily related to mortgages secured by certain Managed Hotels including the Frenchman's Reef. Interest income on mortgages and notes receivable increased by $1.1 million, or 7.5%, from $14.8 million in 1993 to $15.9 million in 1994 primarily due to interest recognized on the Company's cash flow notes, which are subordinated or junior mortgages which remit payment based on hotel cash flow. In accordance with fresh start reporting adopted on the Effective Date, assets and liabilities were recorded at their then-current fair market values. As these cash flow notes bear many of the characteristics and risks of operating hotel equity investments, no value was assigned to these notes on the Company's balance sheet due to substantial doubt as to their recoverability. The Company's policy is to recognize interest on cash flow notes when cash is received. In 1994, the portion of interest on mortgages and other notes receivable attributable to cash flow notes increased to $2.0 million from $1.0 million in 1993 primarily due to the execution of revised cash flow note agreements on three hotels and the improved operating performance of the underlying hotels. See "Business -- Mortgages and Notes Receivable."

     Approximately $4.3 million and $4.6 million of interest on mortgages and notes receivable in 1993 and 1994, respectively, was derived from the Company's $50.0 million note receivable secured by the Frenchman's Reef. This note was restructured in December 1994 and pursuant to such restructuring, the Company obtained ownership and control of the Frenchman's Reef (see "-- Liquidity and Capital Resources"). The impact of this restructuring on operating income is expected to be minimal, as direct revenues, expenses and depreciation will increase and interest income and management fees will decrease.

     Direct room expenses increased by $5.0 million, or 26.1%, from $19.5 million in 1993 to $24.5 million in 1994 due primarily to the addition of new hotels. As a percentage of room revenue, direct room expenses decreased from 28.0% in 1993 to 27.6% in 1994 primarily due to increases in ADR which had minimal corresponding increases in expenses. For comparable Owned Hotels, direct room expenses increased $411,000, or 2.4%, but decreased as a percentage of comparable room revenue from 27.1% in 1993 to 25.9% in 1994.

     Direct food and beverage expenses increased by $3.7 million, or 35.7%, from $10.2 million in 1993 to $13.9 million in 1994 due primarily to the addition of new full-service hotels. As a percentage of food and beverage revenue, direct food and beverage expenses decreased from 83.4% in 1993 to 76.8% in 1994 primarily due to increased revenues in higher margin areas such as banquet departments and sports lounges. For comparable Owned Hotels, direct food and beverage expenses increased $114,000, or 1.3%, but decreased as a percentage of food and beverage revenue from 83.0% in 1993 to 80.1% in 1994.


     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by $6.3 million, or 30.9%, from $20.4 million in 1993 to $26.7 million in 1994 due primarily to the addition of 11 new hotels. Of these 11 hotels, four were managed by the Company in 1993 or during a portion of 1994, while the other seven had no previous relationship to the Company. As a percentage of hotel revenues (defined as rooms and food and beverage revenues), direct hotel selling and general expenses remained relatively constant at 25.0% in 1994 and 1993. For comparable Owned Hotels, direct selling and general expenses increased $1.1 million, or 6.2%, but decreased slightly as a percentage of comparable Owned Hotel revenues from 24.3% in 1993 to 24.1% in 1994.


     Occupancy and other operating expenses which consist primarily of insurance, real estate and other taxes, and rent expense, increased by $214,000, or 1.9%, from $11.0 million in 1993 to $11.3 million in 1994. As a percentage of hotel revenues, occupancy and other operating expenses decreased from 13.5% in 1993 to 10.5%
in 1994 primarily due to operating leverage, lower property and liability insurance charges based on favorable claims experiences and reductions in real estate taxes as a result of successful tax appeals on certain properties.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned and Managed Hotels and general corporate expenses. General and administrative expenses decreased by $596,000, or 3.8%, from $15.7 million in 1993 to $15.1 million in 1994 primarily due to savings realized from the restructuring of the Company's centralized management operations in 1993. As a percentage of total revenues, general and administrative expenses decreased from 14.4% in 1993 to 11.2% in 1994.

     Depreciation and amortization expense increased by $2.3 million, or 32.5%, from $7.1 million in 1993 to $9.4 million in 1994, due to the impact of new hotel properties acquired in the past year and refurbishment efforts at several hotels.

     Interest expense decreased by $2.1 million, or 13.2%, from $16.1 million in 1993 to $14.0 million in 1994, primarily due to the net reduction of approximately $27.4 million of debt over the past two years. Interest income on cash investments increased by approximately $700,000, or 55.2%, from $1.3 million in 1993 to $2.0 million in 1994 due to higher average cash balances in 1994.


     Other income for 1994 consisted primarily of a gain of approximately $6.2 million related to the settlement of the Rose and Cohen note receivable (see "-- Liquidity and Capital Resources"), gains on sales of other hotel assets of approximately $1.0 million and rebates of prior years' insurance premiums of $1.2 million.


     Pretax extraordinary gains of approximately $292,000 for 1994 relate to the retirement of secured notes with a face value of $8.3 million. Pretax extraordinary gains of approximately $6.8 million in 1993 relate to the retirement of debt with a face value of $25.8 million.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1993 COMPARED TO THE YEAR ENDED DECEMBER 31, 1992

     The Company is the successor in interest to PMI, which emerged from chapter 11 reorganization on the Effective Date. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. As a result, the Company (i) eliminated numerous unprofitable lease and management agreements, (ii) revalued its assets to reflect the then approximate current fair market value of such assets on its financial statements and (iii) reduced its liabilities by $448.8 million. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 Owned or Managed Hotels (as compared to 141 hotels prior to the chapter 11 reorganization), $135.6 million of total equity and $266.4 million of long-term debt.

     The Company implemented "fresh start" reporting in accordance with Statement of Position 90-7 of the American Institute of Certified Public Accountants upon its emergence from reorganization on the Effective Date. Under "fresh start" reporting, the purchase method of accounting was used and the assets and liabilities of the Company were restated to reflect their approximate fair value at the Effective Date. In addition, during the reorganization period (September 18, 1990 to the Effective Date), the Company's financial statements were prepared under accounting principles for entities in reorganization which include reporting interest expense only to the extent paid and recording transactions and events directly associated with the reorganization proceedings. Accordingly, the consolidated financial statements of the Company are not comparable in all material respects to any such financial statement as of any date or for any period prior to the Effective Date. Subsequent to the Effective Date, the Company elected to change its fiscal year end from June 30 to December 31.


     The financial information below should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Prospectus. Since the Company changed its fiscal year in 1992, management has compiled unaudited data for the calendar year ended December 31, 1992.

     The following table presents the components of operating income, operating expense margins and other data for the Company and the Company's comparable Owned Hotels for 1992 and 1993.

                                                                               COMPARABLE OWNED
                                                            TOTAL                  HOTELS(1)
                                                    ---------------------     -------------------
                                                      1992         1993        1992        1993
                                                    --------     --------     -------     -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
Revenues:
  Room............................................  $ 62,379     $ 69,487     $51,679     $55,219
  Food and Beverage...............................    13,062       12,270       9,549      10,055
  Management Fees.................................    11,452       10,831
  Interest on Mortgages and Notes Receivable......    20,063       14,765
  Rental and Other................................     2,232        1,507
                                                    --------     --------
     Total Revenues...............................   109,188      108,860
Direct Hotel Operating Expenses:
  Room............................................    17,858       19,456      14,003      14,848
  Food and Beverage...............................    11,402       10,230       8,278       8,480
  Selling and General.............................    22,119       20,429      16,004      16,200
Occupancy and Other Operating.....................    13,043       11,047
General and Administrative........................    17,162       15,685
Depreciation and Amortization.....................     7,224        7,117

Operating Income..................................    20,380       24,896
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Room, as a percentage of room revenue...........      28.6%        28.0%       27.1%       26.9%
  Food and Beverage, as a percentage of food and
     beverage revenue.............................      87.3%        83.4%       86.7%       84.3%
  Selling and General, as a percentage of room and
     food and beverage revenue....................      29.3%        25.0%       26.1%       24.8%
Occupancy and Other Operating, as a percentage of
  room and food and beverage revenue..............      17.3%        13.5%
General and Administrative, as a percentage of
  total revenue...................................      15.7%        14.4%
OTHER DATA:
  Occupancy.......................................      67.9%        70.4%       68.1%       72.2%
  ADR.............................................  $  54.66     $  56.14     $ 54.66     $ 55.96
  REVPAR..........................................  $  37.11     $  39.52     $ 37.23     $ 40.38
  Gross Operating Profit..........................  $ 24,062     $ 31,642     $22,943     $25,746

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(1) For purposes of this discussion of results of operations for the year ended December 31, 1993 compared to the year ended December 31, 1992, Comparable Owned Hotels refers to the 29 Owned Hotels that were owned or leased by the Company during all of 1993 and 1992.

     Room revenue increased by $7.1 million, or 11.4%, from $62.4 million in 1992 to $69.5 million in 1993. This increase was primarily due to incremental room revenues of $10.9 million from hotels acquired or built during 1993 and 1992 and increased occupancy and ADR at comparable hotels. The increase was partially offset by a decrease in room revenues of $7.4 million resulting from the divestiture of four hotels in 1992 and 1993. Room revenues for comparable Owned Hotels increased by $3.5 million, or 6.8%, in 1993 compared to 1992, primarily due to an increase in occupancy of 5.9% for 1993, reflecting improved economic conditions and continued limited new room supply. ADR increased $1.30, or 2.4%, in 1993.

     Food and beverage revenues decreased by $792,000, or 6.1%, from $13.1 million in 1992 to $12.3 million in 1993. The decrease was primarily due to the loss of food and beverage operations at divested hotels which was partially offset by an increase in food and beverage revenue at comparable Owned Hotels of $506,000, or 5.3%, in 1993.

     Management and other fees decreased by $621,000, or 5.4%, from $11.5 million in 1992 to $10.8 million in 1993. The decrease was primarily attributable to the loss of five management contracts due to property divestitures by independent owners, of which two properties were acquired by the Company. This decrease was partially offset by increases in management fees attributable to improved operating results of the Managed Hotels.

     Interest on mortgages and notes receivable decreased by $5.3 million, or 26.4%, from $20.1 million in 1992 to $14.8 million in 1993. This decrease was primarily due to the Company's early collection of a $58.0 million note receivable in August 1992. The decrease was partially offset by interest income of $1.0 million recognized on cash flow notes in 1993 due to the improved performance of the underlying hotels.

     Rental and other revenues decreased by $725,000, or 32.5% from $2.2 million in 1992 to $1.5 million in 1993. The decrease was primarily attributable to the loss of rental revenues on properties which the Company converted into operating hotel assets.

     Direct room expenses increased by $1.6 million, or 8.9%, from $17.9 million in 1992 to $19.5 million in 1993. As a percentage of room revenue, direct room expenses decreased from 28.6% in 1992 to 28.0% in 1993, primarily due to increases in ADR which had minimal corresponding increases in expenses. Direct room expenses for comparable Owned Hotels increased by $845,000, or 6.0%, but decreased as a percentage of room revenue from 27.1% in 1992 to 26.9% in 1993.

     Direct food and beverage expenses decreased by $1.2 million, or 10.3%, from $11.4 million in 1992 to $10.2 million in 1993. As a percentage of food and beverage revenue, direct food and beverage expenses decreased from 87.3% in 1992 to 83.4% in 1993 which reflected an increase in higher margin beverage sales. For comparable hotels, direct food and beverage expenses increased by $202,000, or 2.4%, but decreased as a percentage of food and beverage revenue from 86.7% in 1992 to 84.3% in 1993.

     Direct selling and general expenses decreased by $1.7 million, or 7.6%, from $22.1 million in 1992 to $20.4 million in 1993. As a percentage of hotel revenue, direct selling and general expenses decreased from 29.3% in 1992 to 25.0% in 1993, primarily due to the divestiture of four full-service hotels in 1992 and 1993, which generally required increased overhead costs. For comparable Owned Hotels, direct selling and general expenses decreased as a percentage of hotel revenue from 26.1% in 1992 to 24.8% in 1993, primarily due to the restructuring of the Company's centralized operations which eliminated certain allocated central office charges. These cost savings were offset by higher utility charges as a result of an unusually warm summer in 1993.

     Occupancy and other operating expenses decreased by $2.0 million or 15.3% from $13.0 million in 1992 to $11.0 million in 1993 primarily due to the divesture of two properties operated under lease agreements.

     General and administrative expenses decreased by $1.5 million, or 8.6%, from $17.2 million in 1992 to $15.7 million in 1993. As a percentage of total revenue, general and administrative charges decreased from 15.7% in 1992 to 14.4% in 1993. These decreases were primarily due to the restructuring of the Company's centralized management operations in February 1993 which eliminated approximately $2.5 million of annual costs.

     Depreciation expense decreased by $107,000 or 1.5% from $7.2 million in 1992 to $7.1 million in 1993. In accordance with fresh start reporting, property, equipment and leasehold improvements were valued at their fair market value as of the Effective Date. Prior to the Effective Date, property, equipment and leasehold improvements were recorded at cost. Accordingly, a meaningful comparison of depreciation expense cannot be made.

     Interest expense increased by $5.0 million or 44.9% from $11.1 million in 1992 to $16.1 million in 1993. Prior to the Effective Date, the Company's financial statements were prepared under accounting principles for entities in reorganization which includes reporting interest expense only to the extent paid. Additionally, the

Company restructured its debt obligations pursuant to the reorganization which was completed on the Effective Date. Accordingly, a meaningful comparison of interest expense cannot be made.

     Other income in 1993 consisted primarily of a gain on the sale of a hotel of $1.0 million, settlement of closing adjustments of $625,000 related to the sale of a hotel in a prior year, interest of $1.2 million received as part of a federal tax refund and $500,000 received in settlement of prior year's fees on a Managed Hotel.

     Pretax extraordinary gains of $6.8 million in 1993 relate to the repurchase of debt.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations and capital needs through a combination of cash flow from operations, conversion of non-operating assets to cash and proceeds from mortgage financings. The Company believes that its cash flow from operations is sufficient to fund its anticipated working capital needs, routine capital expenditures and debt service obligations due through 1995. An important component of the Company's growth strategy is to increase its equity ownership in hotels, particularly in the full-service and all-suites segments of the market. The Company intends to actively pursue acquisitions of full-service hotels or hotel portfolios which may also require additional capital for the costs of any necessary renovation or refurbishment. Additionally, the Company plans to expand its AmeriSuites hotel brand by opening or commencing construction on ten AmeriSuites hotels in 1995. The Company plans to fund its development and acquisition program in 1995 with the proceeds of the Offering, mortgage financings of $42.6 million being incurred in the first quarter of 1995 and additional mortgage financings on its unencumbered properties, as well as, potentially, on any properties acquired. The Company believes that these sources will be adequate to fund the implementation of its growth strategy in 1995.

     At December 31, 1994, the Company had cash and cash equivalents of $12.5 million and restricted cash of $9.7 million, which was primarily collateral for various debt obligations. Cash and cash equivalents decreased by $29.0 million during 1994 primarily due to capital expenditures related to the Company's development plan.

     Cash flow from operations was approximately $28.7 million in 1994 as compared to $19.7 million in 1993. Cash flow from operations was positively impacted by the utilization of net operating loss carryforwards ("NOLs") of $5.9 million and $4.5 million for 1994 and 1993, respectively. At December 31, 1994, the Company had federal NOLs relating to its predecessor, PMI, of approximately $117.5 million which are subject to annual utilization limitations and expire beginning in 2005 and continuing through 2007.

     The Company's other major sources of cash in 1994 were a settlement of the Rose and Cohen note receivable for $31.2 million, mortgage financing and other borrowings of $19.0 million and other collections of mortgages and notes receivable of $5.0 million. The Company's major uses of cash in 1994 were payments of debt of $43.8 million, capital expenditures of $63.4 million and purchases of debt and other securities of $5.9 million.

     Debt. During the first quarter of 1994, the Company purchased at a discount $7.2 million of its Senior Secured Notes and Junior Secured Notes for an aggregate purchase price of $7.0 million and retired the debt for a gain of approximately $200,000. In addition, during the first quarter of 1994, the Company purchased through a third party agent approximately $5.2 million of its Senior Secured Notes and Junior Secured Notes for aggregate consideration of $4.8 million. These notes were held by the third party agent and were not retired due to certain restrictions under the note agreements. The purchases were recorded as investments on the Company's balance sheet and gains will not be recorded on these transactions until the notes mature or are redeemed. In April 1994, approximately $1.1 million of these notes were retired with a portion of the proceeds from settlement of the Rose and Cohen note receivable, resulting in a pretax gain of approximately $100,000.

     In April 1994, the Company retired its Senior Secured Notes, due July 31, 1997, with a prepayment of $26.4 million from proceeds of the settlement of the Rose and Cohen note receivable and other collections from the collateral for the Senior Secured Notes. The Company issued the Senior Secured Notes on July 31, 1992.

     In July 1994, the Company received the required consents from holders of its Junior Secured Notes to remove certain debt covenants which placed limitations on the Company's hotel development spending. In consideration of the consent to the amendment, the Company agreed to increase the interest rate of the Junior Secured Notes from 9.2% to 10.0% per annum and to shorten the maturity from July 31, 2000 to July 31, 1999. In addition, the designation of the Junior Secured Notes changed to Senior Secured Notes as the original Senior Secured Notes were retired.

     In November 1994, the Company obtained mortgage financing of $10.8 million on two of its unencumbered properties, the proceeds of which were used for the Company's acquisition and development program in 1994. These notes bear interest at 11.2% and mature in 2004.

     In February 1995, the Company obtained $39.0 million of mortgage financing on 11 of its unencumbered hotels under two separate loan agreements. Both loans bear interest at variable rates (approximately 10.5% at closing) and have five-year maturities. The funds will be used to finance the Company's acquisition and development program. The Company incurred an additional $3.6 million of debt in connection with the ShoLodge Transaction. See "-- Capital Investments."

     The Company has $34.9 million of debt obligations related to the Frenchman's Reef due in December 1996. The Company intends to seek an extension of the maturity of such debt or refinance it. The debt is secured by the property which has a book value of $50.0 million.

     At December 31, 1994, as adjusted to give effect to the Offering and the incurrence by the Company of $42.6 million of mortgage debt in the first quarter of 1995, the Company would have had $301.4 million in debt outstanding. Of this debt approximately $83.7 million will bear interest at floating rates. The Company has not entered into interest rate protection agreements with respect to its floating rate debt, and, accordingly, the interest the Company pays on such debt will increase or decrease depending on the movement of interest rates generally.

     Capital Investments. The Company has implemented a hotel development and acquisition program which focuses on the acquisition of strategically positioned full-service hotels or hotel portfolios and the development of AmeriSuites hotels. The Company spent approximately $51.0 million and assumed $18.7 million of debt in connection with its development and acquisition program in 1994. The cash portion was funded by a combination of existing cash balances, cash flow from operations and mortgage financing.

     As part of the Company's full-service acquisition program in 1994, the Company acquired four full-service hotels: the 183-room Ramada Inn in Clifton, New Jersey, the 280-room Ramada Inn in Trevose, Pennsylvania (which the Company has since converted to a Radisson hotel), the 340-room Sheraton hotel in Hasbrouck Heights, New Jersey, and the 225-room Sheraton hotel in Mahwah, New Jersey. The Company is continuing to pursue opportunities to acquire full-service hotels or hotel portfolios to the extent that attractive acquisition opportunities are available.

     During 1994, the Company opened four newly constructed AmeriSuites hotels in Overland Park, Kansas, Columbus, Ohio, Tampa, Florida, and Louisville, Kentucky, and two newly constructed Wellesley Inns in Lakeland and Fort Lauderdale, Florida. The Company has begun developing or has plans to develop AmeriSuites on sites it currently owns in the Atlanta, Greensboro, Miami, Baltimore, Detroit and Cleveland areas and has entered into a contract to purchase an additional AmeriSuites site in the Dallas area. The Company currently plans to spend approximately $70.0 million to open or commence construction on 10 new AmeriSuites hotels in 1995 and has already begun construction at the Atlanta, Greensboro and Miami sites.


     In February 1995, the Company agreed to purchase an AmeriSuites hotel in Richmond, Virginia and ShoLodge Inc.'s option to acquire a 50% interest in 11 of the Company's 12 AmeriSuites hotels. The acquisition closed on March 31, 1995. The total consideration payable by the Company in the ShoLodge Transaction is $19.7 million and is comprised of (i) $6.1 million which was paid on March 31, 1995 and $10.0 million which will be paid in two cash installments during 1995 plus (ii) $18.5 million which will be paid in notes maturing in 1997 less (iii) $14.9 million of existing debt on five hotels which was forgiven at face value. The transaction results in a net increase of $3.6 million of long-term debt. As a result of the transaction, the

Company will manage these 12 AmeriSuites bringing to 13 the number of AmeriSuites hotels to be owned and operated by the Company.

     The Company continues to pursue its program of refurbishing certain of its Owned Hotels and repositioning them in order to meet the local market's demand characteristics. In some instances, this may involve a change in franchise affiliation. The refurbishment and repositioning program primarily involves hotels which the Company has recently acquired through mortgage foreclosures or settlements, lease evictions/terminations or acquisitions. During 1993 and 1994, the Company spent approximately $5.0 million and $11.9 million on capital improvements at its Owned Hotels, of which approximately $2.8 million and $8.9 million related to refurbishments and repositionings on 12 Owned Hotels. In 1995, the Company intends to spend approximately $18.0 million on capital improvements, of which $10.8 million relates to the refurbishing and repositioning of recently acquired hotels.

     Asset Realizations. The Company has pursued a strategy of converting the mortgage notes receivable and other assets that it owns into cash or operating hotel assets. Since July 31, 1992, the Company has received $98.5 million in cash and added seven operating hotel assets through note settlements and lease terminations. During 1994, the Company reduced its long-term mortgage and notes receivable portfolio by $81.8 million to $81.3 million at December 31, 1994. This reduction is primarily attributable to the settlement of the note receivable from Rose and Cohen described below, which carried a book value of $25.0 million, for $31.2 million in cash, and the conversion of the Company's mortgage note receivable secured by the Frenchman's Reef with a book value of $50.0 million into an operating hotel asset. The Company will continue to pursue settlement with mortgage and note obligors and will utilize the cash for debt repayments or general corporate purposes.

     In April 1994, the Company received a favorable ruling from the U.S. Bankruptcy Court for the Southern District of Florida in litigation with Financial Security Assurance, Inc. ("FSA"), with respect to FSA's attempt to recover a payment made to the Company under the Rose and Cohen note receivable. In 1993, the Company reached a settlement with Rose and Cohen of an adversary proceeding regarding a promissory note and personal guarantee. The settlement provided for Rose or his affiliate to pay the Company the sum of $25.0 million, all of which was paid into escrow in February 1994, plus proceeds from the sale of approximately 1.1 million shares of the Company's Common Stock held by Rose. FSA asserted that it was entitled to receive the settlement proceeds under the terms of an intercreditor agreement. Upon receipt of the Bankruptcy Court order in April 1994, the Company used the $25.0 million of settlement proceeds to retire its Senior Secured Notes. On April 21, 1994, FSA filed its notice of appeal of the Bankruptcy Court's order. The appeal was argued before the United States District Court in November 1994 and the decision of the District Court is pending. During 1994, Rose sold approximately 1.0 million shares of the Company's Common Stock under the terms of the settlement for net proceeds of approximately $6.2 million. Subject to further court order, the Company is required to use the stock proceeds principally to retire Senior Secured Notes. As the Rose and Cohen note had a book value of $25.0 million on the Company's balance sheet, approximately $6.2 million was recorded as income in the Company's statement of operations.

     In December 1994, the Company obtained ownership of the Frenchman's Reef through a pre-negotiated plan of reorganization. The Company had previously reached an agreement in 1993 to restructure its mortgage notes receivable secured by the Frenchman's Reef with the general partner of Frenchman's Reef Beach Associates ("FRBA"), the owner of the hotel. In conjunction with the agreement, FRBA filed a pre-negotiated chapter 11 petition in September 1993. During the reorganization period, the Company continued to receive cash payments on its mortgage notes receivable under a cash collateral order approved by the Bankruptcy Court. Under the plan of reorganization, which was approved by the Bankruptcy Court on November 29, 1994, the Company obtained ownership and control of the hotel.


     In addition, during 1994, the Company received $2.1 million in settlement of other mortgage notes receivable realizing a gain of $125,000. The Company also sold its fee interests in two hotels in 1994 for a combination of cash and notes of $2.5 million and realized gains of $1.0 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       OF THE COMPANY AND ITS PREDECESSOR

     The Company is the successor in interest to the Company's predecessor, PMI, which emerged from chapter 11 reorganization on the Effective Date, July 31, 1992. PMI had filed for protection under chapter 11 of the United States Bankruptcy Code in September 1990. The Company implemented "fresh start" reporting pursuant to the Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" of the American Institute of Certified Public Accountants, as of the Effective Date. Accordingly, the consolidated financial statements of the Company are not comparable in all material respects to any such financial statement as of any date or any period prior to the Effective Date. Subsequent to the Effective Date, the Company changed its fiscal year end from June 30 to December 31. The table below presents selected consolidated financial data derived from: (i) the Company's historical financial statements for the years ended December 31, 1993 and 1994,
(ii) the Company's historical financial statements as of and for the five-month period ended December 31, 1992, (iii) the Company's "fresh start" balance sheet as of the Effective Date, and (iv) the historical consolidated financial statements of PMI for the one month ended July 31, 1992 and for the years ended June 30, 1990, 1991 and 1992. This data should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                             PRE-REORGANIZATION                                 POST-REORGANIZATION
                             ---------------------------------------------------   ---------------------------------------------
                                                                                               AS OF AND          AS OF AND
                                                                       FOR THE                  FOR THE      FOR THE YEAR ENDED
                             AS OF AND FOR THE YEAR ENDED JUNE 30,    ONE MONTH               FIVE MONTHS
                                                                        ENDED       AS OF        ENDED          DECEMBER 31,
                             --------------------------------------    JULY 31,    JULY 31,     DEC. 31,     -------------------
                             1990(1)(2)   1991(1)       1992(1)        1992(1)     1992(1)        1992         1993       1994
                             ----------   --------   --------------   ----------   --------   ------------   --------   --------
                                               (IN THOUSANDS)                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
  Total revenues...........   $277,239    $205,699      $134,190       $  8,793       --        $ 41,334     $108,860   $134,303
  Valuation writedowns and
    reserves...............   (240,855)    (59,149)      (62,123)       (13,000)      --          --            --         --
  Reorganization items.....     --        (181,655)      (23,194)         1,796       --          --            --         --
  Income (loss) from
    continuing operations
    before extraordinary
    items(3)...............   (280,387)   (246,110)      (71,965)       (10,274)      --           1,393        8,175     18,258
  Extraordinary items-gains
    on discharge of
    indebtedness (net of
    income taxes)..........     --           --          --             249,600       --          --            3,989        172
  Net income (loss)........   (267,075)   (227,188)      (71,965)       239,326       --           1,393       12,164     18,430
BALANCE SHEET DATA:
  Total assets.............   $934,116    $679,916      $554,118         --        $468,650     $403,314     $410,685   $434,932
  Long-term debt, net of
    current portion........    368,925       2,851         8,921         --         204,438      192,913      168,618    178,545
  Stockholders' equity
    (deficiency)...........     66,681    (157,327)     (229,292)        --         135,600      137,782      171,364    204,065

- ---------------
(1) PMI filed for chapter 11 bankruptcy protection on September 18, 1990, at which time it owned or managed 141 hotels. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 Owned or Managed Hotels, $135.6 million of stockholders' equity and $266.4 million of total debt.

(2) PMI effectively discontinued the operations of its franchise segment on July 1, 1990 with the sales of the Howard Johnson, Ramada and Rodeway franchise businesses in July, 1990.

(3) Approximately $2.3 million, $28.0 million and $25.3 million of contractual interest expense during the one month ended July 31, 1992 and for the fiscal years ended June 30, 1992 and 1991, respectively, was not accrued and was not paid due to the chapter 11 proceeding.

                                    BUSINESS

THE COMPANY

     Prime is a leading hotel owner/operator with a portfolio of 87 hotels totalling 12,743 rooms. Located primarily in secondary markets in 19 states and the U.S. Virgin Islands, Prime's hotels operate either under franchise agreements with hotel brands such as Marriott, Radisson, Sheraton, Holiday Inn, Ramada and Howard Johnson, or under the Company's proprietary brand names, AmeriSuites and Wellesley Inns. The Company owns or leases 50 hotels and manages 37 hotels for third parties. Prime holds financial interests in the form of mortgages on or profit participations in 17 of the Managed Hotels. In total, the Company has equity or financial interests in 67 hotels containing approximately 10,000 rooms.

     The Company operates in three major lodging industry segments: full-service, all-suites and limited-service. Approximately 53% of Prime's hotel rooms are in full-service hotels. The AmeriSuites hotels, which comprise approximately 12% of the Company's hotel rooms, are mid-priced, all-suites hotels, situated near office parks and travel destinations in the Southern and Central United States. Prime also competes in the limited-service segment, which comprises approximately 35% of its hotel rooms, primarily through its economically priced Wellesley Inns, which are located in Florida, the Middle Atlantic and the Northeast.

     Prime is fundamentally committed to hotel equity ownership. Significant elements of Prime's ownership strategy are strong in-house hotel management and control of its proprietary brands, both of which have contributed to improved hotel operating performance. Reflecting Prime's operating strengths, the Company's hotels generated average operating profit margins that exceeded comparable industry averages for 1993, as reported by industry sources, by approximately 25% for full-service hotels, 21% for all-suites hotels and 6% for limited-service hotels.

     The Company's growth strategy is to:

     - generate improved results at existing hotels through increased operating efficiencies;

     - acquire full-service hotels with potential for operating and marketing improvements; and

     - expand the AmeriSuites hotel brand to meet growing all-suites segment demand.


     The Company's strategy for improving results at its existing hotels includes using sophisticated operating, marketing and financial systems and capitalizing on the operating leverage inherent in the lodging industry. Implementation of the Company's strategy, together with positive industry trends, has produced improved performance in recent years. Exemplifying the Company's operating leverage, during 1994 REVPAR increased 7.4% while net operating income increased 17.0%, as compared to the prior year, for Company-owned comparable hotels, which are hotels that have been open for all of 1993 and 1994. The Company expects further improvement for the lodging sector and to continue to improve the performance of its existing hotels.


     The Company seeks to capitalize on its strength as a full-service hotel owner/operator and the favorable outlook for the full-service segment by continuing to pursue the acquisition of full-service hotels. In 1994 the Company acquired four full-service hotels with approximately 1,000 rooms. With a continued industry outlook for limited new room supply, steady demand growth and acquisition prices at discounts to replacement cost in the full-service segment, Prime believes that the acquisition of full-service hotels will continue to provide significant growth opportunities.


     Prime is also committed to developing its AmeriSuites all-suites hotel brand. The Company believes that AmeriSuites provides an excellent guest experience, and offers desirable suite accommodations and other amenities at mid-scale prices. During the first quarter of 1995, the Company acquired the option of ShoLodge, Inc. to purchase a 50% interest in 11 of the Company's 12 AmeriSuites hotels, acquired the only AmeriSuites hotel not already owned by Prime and assumed management of all 12 of these AmeriSuites hotels (collectively, the "ShoLodge Transaction"), thereby establishing Prime's exclusive control over the AmeriSuites brand. Prior to completion of the ShoLodge Transaction, the Company managed only one of the 13 AmeriSuites hotels and the other 12 hotels were managed by ShoLodge, Inc. In 1994 the Company opened four new AmeriSuites. The Company currently plans to open or commence construction of ten new AmeriSuites with approximately 1,250 rooms in 1995. The Company already owns six development sites for new AmeriSuites hotels and has begun construction at sites in Atlanta, Greensboro and Miami.


     The Company is the successor in interest to PMI. PMI restructured its operations and capital structure pursuant to a bankruptcy reorganization completed on July 31, 1992. Under its restructuring, PMI recruited new management and directors, reduced its liabilities by $448.8 million, revalued its assets to reflect fair market value, and eliminated unprofitable contract commitments. During the period from July 31, 1992 through December 31, 1994, the Company further reduced its debt by $82.6 million from $266.4 million to $183.8 million, and reduced its portfolio of notes receivable through cash collections and collateral recoveries by $143.4 million from $226.6 million to $83.2 million. In the process, the Company increased its investment in hotel fixed assets by $138.9 million from $160.4 million to $299.3 million, and increased stockholders' equity by $68.5 million from $135.6 million to $204.1 million. With a strengthened balance sheet, a diminished note receivable portfolio and a significantly increased base of Owned Hotels, the Company believes that it is well positioned to implement its growth strategy.


LODGING INDUSTRY

  Overview

     As a leading owner/operator of hotels, Prime believes that it is well positioned to benefit from the continuing recovery occurring in the lodging industry. The recovery has been driven by a favorable supply/demand imbalance resulting primarily from increased economic activity and the sharp decline in the growth of the supply of new hotel rooms since 1991. Demand growth exceeded new supply growth by 3.0% in 1993 and by 3.3% in 1994, as reported by Smith Travel Research. Since 1991, demand growth has outpaced new room supply growth, resulting in an increase in industry-wide occupancy levels from 60.9% in 1991 to 65.2% in 1994. Higher occupancy levels have allowed the industry to increase rates. In 1994, ADR increased by 3.8% over 1993 levels, marking the first inflation-adjusted ADR growth since 1986. REVPAR increased by 7.3% in 1994. Because of the operating leverage inherent in the lodging industry, increases in REVPAR have had a major impact on hotel operating performance, with industry pretax profits growing from breakeven levels in 1992 to approximately $4.6 billion in 1994, as estimated by Smith Travel Research.

  U.S. Lodging Industry Profile

     The following table was compiled from industry operating data as reported by Smith Travel Research and highlights industry data for the United States and the regions in which most of the Company's hotels are located: the Middle Atlantic region, which is comprised of New Jersey, New York and Pennsylvania; and the South Atlantic region, which is comprised of Florida, Georgia, South Carolina, North Carolina, Virginia, Maryland and Delaware. The table also includes operating data concerning the three price levels in which the Company competes: upscale, mid-price and economy.

                      OPERATING PERFORMANCE FOR THE TWELVE MONTHS                             % CHANGE IN:
                                   ENDED DECEMBER 31                    ---------------------------------------------------------
                  ---------------------------------------------------
                                                                           ROOM SUPPLY         ROOM DEMAND           REVPAR
                   OCCUPANCY PERCENTAGE                ADR              -----------------   -----------------   -----------------
                  ----------------------     ------------------------    1993      1994      1993      1994      1993      1994
                  1992     1993     1994      1992     1993     1994    V. 1992   V. 1993   V. 1992   V. 1993   V. 1992   V. 1993
                  ----     ----     ----     ------   ------   ------   -------   -------   -------   -------   -------   -------
United States.... 61.9%    63.1%    65.2%    $59.62   $61.30   $63.63     1.0%      1.4%      4.0%      4.7%       4.8%      7.3%

BY REGION:
Middle
  Atlantic....... 61.8%    64.2%    66.5%    $77.03   $78.79   $84.03     0.6%      0.4%      4.8%      4.0%       6.3%     10.5%
South Atlantic... 62.7%    64.0%    65.4%    $59.29   $60.47   $62.09     0.7%      1.1%      4.1%      3.2%       4.1%      4.9%

BY SERVICE
  (PRICE LEVEL):
Upscale.......... 64.7%    66.8%    68.0%    $73.11   $72.05   $74.32     0.9%      2.0%      2.9%      3.8%       1.7%      5.0%
Mid-Price........ 62.9%    63.9%    65.3%    $53.98   $54.99   $56.78     1.4%      2.0%      2.9%      4.2%       3.5%      5.5%
Economy.......... 61.4%    61.3%    62.1%    $43.76   $42.66   $44.21     0.8%      1.1%      1.6%      2.6%      (2.7)%     5.0%

     Lodging industry analysts expect further improvement for the lodging sector. The primary reasons contributing to continued growth include:

     - Overall supply growth is expected to remain modest in 1995 and 1996 as replacement costs continue to exceed acquisition prices and the availability of construction financing remains limited. However, these disincentives are not equally prevalent in all segments of the industry as evidenced by the new supply growth in the budget and economy price levels.

     - Room demand growth is expected to continue due to continued economic growth, expected increases in leisure and international travel and favorable demographics.

     - Higher occupancy rates have provided the industry with pricing power as evidenced by the 3.8% increase in ADR in 1994, which outpaced the growth in the consumer price index.

PRIME'S LODGING OPERATIONS

     The following table sets forth information with respect to the Owned and Managed Hotels as of December 31, 1994:

                                                          MANAGED WITH
                                                           FINANCIAL
                                           OWNED(1)       INTEREST(2)     OTHER MANAGED         TOTAL
                                        --------------   --------------   --------------   ---------------
                                        HOTELS   ROOMS   HOTELS   ROOMS   HOTELS   ROOMS   HOTELS   ROOMS
                                        ------   -----   ------   -----   ------   -----   ------   ------
FULL-SERVICE:
Marriott..............................     1       517      0         0      1       525      2      1,042
Radisson..............................     0         0      1       204      1       192      2        396
Sheraton..............................     4       927      0         0      0         0      4        927
Holiday Inn...........................     2       362      4       868      0         0      6      1,230
Ramada................................     9     1,494      4       912      2       277     15      2,683
Howard Johnson........................     0         0      2       326      1       115      3        441
                                          --               --               --               --
                                                 -----            -----            -----            ------
          Total Full-Service..........    16     3,300     11     2,310      5     1,109     32      6,719
ALL-SUITES:
AmeriSuites(3)........................    12     1,497      0         0      0         0     12      1,497
LIMITED-SERVICE:
Wellesley Inn.........................    14     1,505      5       478     11     1,030     30      3,013
Howard Johnson........................     6       610      1       149      2       284      9      1,043
Other.................................     1       140      0         0      2       205      3        345
                                          --               --               --               --
                                                 -----            -----            -----            ------
          Total Limited-Service.......    21     2,255      6       627     15     1,519     42      4,401

          Total.......................    49     7,052     17     2,937     20     2,628     86     12,617
                                        =====    =====   =====    =====   =====    =====   =====    ======

- ---------------
(1) Of the 49 Owned Hotels, nine are leased. The leases covering the Company's leased hotels provide for fixed lease rents and, in most instances, additional percentage rents based on a percentage of room revenues. The leases also generally require the Company to pay the cost of repairs, insurance and real estate taxes. In addition, some of the Company's Owned Hotels are located on land subject to long-term leases, generally for terms in excess of the depreciable lives of the improvements.

(2) Seventeen Managed Hotels in which the Company holds a mortgage or profit participation on the property.

(3) ShoLodge managed eleven of the AmeriSuites owned by the Company as of December 31, 1994, but, as of March 31, 1995, these hotels are managed by the Company.

     The following table sets forth the location of the Company's hotels as of December 31, 1994:

                                                MANAGED WITH
                                                 FINANCIAL
                            OWNED(1)            INTEREST(2)          OTHER MANAGED             TOTAL
                        ----------------     ------------------     ----------------     -----------------
                        HOTELS     ROOMS     HOTELS       ROOMS     HOTELS     ROOMS     HOTELS     ROOMS
                        ------     -----     ------       -----     ------     -----     ------     ------
Arizona...............     1         118       --            --       --         --         1          118
Arkansas..............     1         130       --            --       --         --         1          130
California............    --          -        --            --        1         95         1           95
Connecticut...........     4         589       --            --       --         --         4          589
Delaware..............     1         142       --            --       --         --         1          142
Florida...............    13       1,417        3           395        5        527        21        2,339
Georgia...............     1         114       --            --        1        189         2          303
Indiana...............     1         126       --            --       --         --         1          126
Kansas................     1         126       --            --       --         --         1          126
Kentucky..............     1         126       --            --       --         --         1          126
Maryland..............    --          --       --            --        2        609         2          609
Nevada................     1         201       --            --       --         --         1          201
New Jersey............    11       1,691       10         2,021        4        559        25        4,271
New York..............     4         577        1            99        4        361         9        1,037
Ohio..................     3         380       --            --       --         --         3          380
Oregon................     1         161       --            --       --         --         1          161
Pennsylvania..........     1         280        3           422        1         90         5          792
Tennessee.............     2         251       --            --       --         --         2          251
Virginia..............     1         106       --            --        2        198         3          304
Virgin Islands........     1         517       --            --       --         --         1          517
                          --                   --                     --                   --
                                   -----                  -----                -----                ------
          Total.......    49       7,052       17         2,937       20       2,628       86       12,617
                        =====      =====     =====        =====     =====      =====     =====      ======

- ---------------
(1) Of the 49 Owned Hotels, nine are leased. The leases covering the Company's leased hotels provide for fixed lease rents and, in most instances, additional percentage rents based on a percentage of room revenues. The leases also generally require the Company to pay the cost of repairs, insurance and real estate taxes. In addition, some of the Company's Owned Hotels are located on land subject to long-term leases, generally for terms in excess of the depreciable lives of the improvements.

(2) Seventeen Managed Hotels in which the Company holds a mortgage or profit participation on the property.

     The following table sets forth for the five years ended December 31, 1994, annual operating data for the 86 hotels in the Company's portfolio as of December 31, 1994. Operating data for the Owned Hotels built or acquired during the five-year period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of six Owned Hotels that were managed by the Company prior to their acquisition by the Company during the five-year period are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

                                           MANAGED WITH FINANCIAL
                       OWNED                      INTEREST                   OTHER MANAGED                   TOTAL
            ---------------------------  ---------------------------  ---------------------------  -------------------------
               HOTELS         ROOMS         HOTELS         ROOMS         HOTELS         ROOMS         HOTELS       ROOMS
            ------------- -------------  ------------- -------------  ------------- -------------  ------------ ------------
1990......        33          5,013            16          2,710            17          2,235           66          9,958
1991......        34          5,143            17          2,957            17          2,234           68         10,334
1992......        37          5,476            17          2,951            17          2,236           71         10,663
1993......        42          6,116            17          2,946            18          2,347           77         11,409
1994......        49          7,052            17          2,937            20          2,628           86         12,617

            OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR    REVPAR
            ---------   ------   ------  ---------   ------   ------  ---------   ------   ------  ---------   ------  ------
1990......     64.0%    $69.99   $44.81     72.6%    $58.39   $42.38     68.2%    $59.77   $40.78     67.5%    $63.88  $43.14
1991......     64.7      64.45    41.70     64.2      57.95    37.19     65.7      59.79    39.31     64.8      61.61   39.91
1992......     66.4      64.70    42.97     69.5      60.04    41.75     69.3      59.52    41.24     67.9      62.23   42.26
1993......     70.3      66.66    46.88     70.8      61.68    43.68     72.5      60.19    43.61     70.9      63.95   45.34
1994......     68.4      68.80    47.04     70.4      65.96    46.44     72.1      61.88    44.60     69.7      66.51   46.35

  Full-Service Hotels

     The Company currently operates 32 full-service hotels under franchise agreements with Marriott, Radisson, Sheraton, Holiday Inn (including Crowne Plaza), Ramada and Howard Johnson. The full-service hotels are concentrated in the Northeast region of the United States. The hotels are generally positioned along major highways within close proximity to corporate headquarters, office parks, airports, convention or trade centers and other major facilities. The customer base for full-service hotels consists primarily of business travelers and tourists. Consequently, the Company's sales force markets to companies which have a significant number of employees travelling in the Company's operating regions who consistently produce a high volume demand for hotel room nights. In addition, the Company's sales force actively markets meeting and banquet services to groups and individuals for seminars, business meetings, holiday parties and weddings.

     The Company owns and operates one resort hotel, the Frenchman's Reef in St. Thomas, U.S. Virgin Islands. The Frenchman's Reef is a 517-room resort hotel which includes a 421-room eight-story building and 96 rooms in the adjacent Morningstar Beach Resort. The Frenchman's Reef has seven restaurants, extensive convention facilities, complete sports and beach facilities and a self-contained total energy and desalinization system. The Frenchman's Reef is marketed directly through its own sales force in New York City and at the hotel, and through the Marriott reservation system. The Frenchman's Reef markets primarily to tour groups, corporate meetings, conventions and individual vacationers.

     The full-service hotels generally have between 150 and 300 rooms, pool, restaurant, lounge, banquet and meeting facilities. Other amenities include fitness rooms, room service, remote-control cable television and facsimile services. In order to enhance guest satisfaction, the Company has recently introduced or expanded theme concept lounges such as sports bars, fifties clubs and country and western bars in a number of its hotels. In recent years, the Company has received recognition from various franchisors and associations for its hotel quality and service.

     The following table sets forth for the five years ended December 31, 1994, annual operating data for the 32 full-service hotels in the Company's portfolio as of December 31, 1994. Operating data for the hotels built or acquired during the five-year period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of six Owned Hotels that were managed by the Company prior to their acquisition by the Company during the five-year period are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

                                           MANAGED WITH FINANCIAL
                       OWNED                      INTEREST                   OTHER MANAGED                   TOTAL
            ---------------------------  ---------------------------  ---------------------------  -------------------------
               HOTELS         ROOMS         HOTELS         ROOMS         HOTELS         ROOMS         HOTELS       ROOMS
            ------------- -------------  ------------- -------------  ------------- -------------  ------------ ------------
1990......        15          3,032            10          2,079            4             992           29          6,103
1991......        15          3,032            11          2,327            4             992           30          6,351
1992......        15          3,017            11          2,322            4             995           30          6,334
1993......        15          3,015            11          2,317            5           1,110           31          6,442
1994......        16          3,300            11          2,310            5           1,109           32          6,719


            OCCUPANCY     ADR    REVPAR  OCCUPANCY     ADR    REVPAR  OCCUPANCY     ADR    REVPAR  OCCUPANCY     ADR   REVPAR
            ---------   -------  ------  ---------   -------  ------  ---------   -------  ------  ---------   ------- ------
1990......     61.8%    $ 84.41  $52.16     71.6%    $ 61.72  $44.17     60.5%    $ 84.77  $51.27     65.1%    $ 75.55 $49.16
1991......     63.0       77.76  48.96      62.4       60.81  37.95      61.6       82.44  50.78      62.5       72.55 45.37
1992......     64.2       79.27  50.89      68.8       62.99  43.30      66.1       82.83  54.81      66.2       73.63 48.72
1993......     69.8       83.02  57.94      69.7       64.86  45.22      67.2       84.09  56.47      69.4       76.51 53.06
1994......     67.7       88.33  59.77      70.0       69.79  48.85      69.3       86.69  60.08      68.8       81.26 55.90


     The Company believes opportunities exist for acquisitions of full-service hotels at attractive multiples of cash flow or at significant discounts to replacement values. During 1994, the Company acquired the 183-room Ramada Inn in Clifton, New Jersey, the 280-room Ramada Inn in Trevose, Pennsylvania, which the Company has since converted to a Radisson, the 340-room Sheraton in Hasbrouck Heights, New Jersey and the 225-room Sheraton hotel in Mahwah, New Jersey. In addition, the Company obtained ownership of the 517-room Frenchman's Reef hotel through a note receivable settlement in 1994. The Company does not anticipate the acquisition of other resort hotels. The Company currently plans to pursue the acquisition of additional full-service hotels in 1995. With a continued outlook for limited new room supply, steady demand growth and acquisition prices at discounts to replacement cost in the full-service segment, Prime believes that the acquisition of full-service hotels will continue to provide significant growth opportunities. Although the Company evaluates potential acquisitions of hotels located throughout the United States based primarily on hotel-specific economic factors, acquisition opportunities in the Mid-Atlantic region are more likely to come to the Company's attention given the Company's current ownership concentration.

     The majority of the Company's repositioning efforts have been performed at the full-service hotels. During 1993 and 1994, the Company successfully completed the repositioning of nine of its full-service hotels which included changing the franchise affiliations of four such hotels. The Company is in the process of repositioning two additional full-service hotels, including an $8.5 million project to reposition the recently acquired Hasbrouck Heights Sheraton.

  All-Suites Hotels


     The Company currently owns 13 AmeriSuites hotels, which are positioned in the all-suites segment of the lodging industry. AmeriSuites hotels offer guests an attractively designed suite unit with a complimentary continental breakfast in a spacious lobby cafe, remote-control cable television and facsimile/computer service. AmeriSuites is a limited-service concept which offers group meeting space, but does not include restaurant or lounge facilities. AmeriSuites attract customers who typically stay in mid-market limited-service and full-service hotels principally because of the quality of the guest suites, which offer distinct living, sleeping and kitchen areas. AmeriSuites contain approximately 125 suites and two to four meeting rooms. AmeriSuites are primarily located near corporate office parks and travel destinations in the Southern and Central parts of the United States. The target customer is primarily the business traveler with an average length of stay of two to three nights. AmeriSuites are marketed on a local level primarily through direct sales and use the ShoLodge reservation system.

     In February 1995, the Company entered into the agreements pertaining to the ShoLodge Transaction, pursuant to which the Company acquired the option of ShoLodge to purchase a 50% interest in 11 of the Company's 12 AmeriSuites hotels. As part of this transaction, the Company also acquired the only remaining AmeriSuites not already owned by Prime and assumed management of all 12 of these AmeriSuites hotels, thereby establishing Prime's exclusive control over the AmeriSuites brand.

     The following table sets forth for the five years ended December 31, 1994, certain data with respect to AmeriSuites hotels owned by the Company. Operating data for the hotels built during the five-year period are presented from the dates such hotels commenced operations.

               YEAR ENDED
             DECEMBER 31,                HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
- ---------------------------------------  ------     -----     ---------     ------     ------
  1990.................................     3         367         37.9%      $60.23     $22.81
  1991.................................     4         497         48.5        55.33      26.83
  1992.................................     6         749         60.0        54.99      32.97
  1993.................................     8         993         64.1        56.21      36.01
  1994.................................    12       1,497         65.9        59.90      39.50

     The Company believes that the all-suites segment will continue to be a high growth segment of the industry. For 1994, REVPAR for the all-suites segment grew by 7.8%, according to Smith Travel Research. The REVPAR growth at the Company's AmeriSuite hotels exceeded this favorable industry trend. For the six owned AmeriSuites hotels which were opened for all of 1993 and 1994, REVPAR increased by 13.1% in 1994 resulting in a 19.3% increase in operating income.

     The Company plans to develop the AmeriSuites brand through new construction. All of the AmeriSuites were constructed within the past five years. The Company has historically built AmeriSuites at a cost of approximately $50,000 per room. AmeriSuites have a low cost structure and have generally achieved stable occupancy and ADR within 24 to 36 months after opening. During 1994, the Company opened four newly constructed AmeriSuites hotels in Overland Park, Kansas, Columbus, Ohio, Tampa, Florida, and Louisville, Kentucky. The Company has begun developing or has plans to develop AmeriSuites on sites it currently owns in Atlanta, Greensboro, Miami, Baltimore, Detroit and Cleveland areas and has entered into a contract to purchase an additional AmeriSuites site in the Dallas area. The Company currently plans to open or commence construction on 10 new AmeriSuites hotels in 1995 and has already begun construction at the Atlanta, Greensboro and Miami sites.

  Limited-Service Hotels

     The Company's limited service hotels consist of 30 Wellesley Inns and 12 other hotels operated under franchise agreements primarily with Howard Johnson. Of the Company's 30 Wellesley Inns, 16 are located in Florida and the remainder in the Middle Atlantic and Northeast United States. The Company owns and operates 14 Wellesley Inns and manages 16 Wellesley Inns for independent owners. Of the Company-owned Wellesley Inns, ten are located in Florida and four are located in the Middle Atlantic and the Northeast. The Company has developed separate strategies for the Wellesley Inns located in Florida and the Wellesley Inns outside of Florida. In Florida, where the population has grown rapidly and development opportunities continue to exist, it has built a geographically concentrated group of Wellesley Inns thereby developing brand name recognition in Florida. In 1994, the comparable Florida Wellesley Inns average occupancy was approximately 84.7% and gross operating profits averaged 52% of hotel revenues. The prototypical Florida Wellesley Inn has 105 rooms and is distinguished by its classic stucco exterior, spacious lobby and amenities such as continental breakfast, remote control cable television and facsimile services. The Florida properties are operated through the Company's Florida regional office. Marketing efforts rely heavily on direct marketing and billboard advertising. In the Middle Atlantic and Northeast where the Company believes new development opportunities are limited, the Company has focused on building the Wellesley Inns system through acquisition and conversion of existing properties. In 1994, the comparable Wellesley Inns outside of Florida had an average occupancy of 71.1% and average gross operating profits of 47%.

     The Company's other limited-service hotels have an average of between 100 and 120 rooms and offer complimentary continental breakfast, remote control cable television, pool facilities and facsimile services, generally with restaurant facilities within a short distance of the hotel. They are designed to appeal primarily to business travelers.

     The following table sets forth for the five years ended December 31, 1994, annual operating data for the 42 limited-service hotels in the Company's portfolio as of December 31, 1994. Operating data for the Owned Hotels built or acquired during the five-year period are presented from the dates such hotels commenced operations or became Owned Hotels.

                                           MANAGED WITH FINANCIAL
                       OWNED                      INTEREST                   OTHER MANAGED                   TOTAL
            ---------------------------  ---------------------------  ---------------------------  -------------------------
               HOTELS         ROOMS         HOTELS         ROOMS         HOTELS         ROOMS         HOTELS       ROOMS
            ------------- -------------  ------------- -------------  ------------- -------------  ------------ ------------
1990......        15          1,614            13          1,243            6            631            34          3,488
1991......        15          1,614            13          1,242            6            630            34          3,486
1992......        16          1,710            13          1,241            6            629            35          3,580
1993......        19          2,108            13          1,237            6            629            38          3,974
1994......        21          2,255            15          1,519            6            627            42          4,401

            OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR     REVPAR  OCCUPANCY    ADR    REVPAR
            ---------   ------   ------  ---------   ------   ------  ---------   ------   ------  ---------   ------  ------
1990......     71.7%    $45.82   $32.87     74.3%    $43.97   $32.65     76.0%    $48.03   $36.49     73.5%    $45.55  $33.49
1991......     71.9      44.03    31.66     69.1      43.68    30.18     70.2      49.17    34.54     70.6      44.83   31.65
1992......     73.2      44.12    32.31     71.8      42.29    30.35     72.4      49.71    36.01     72.6      44.48   32.28
1993......     74.3      45.15    33.55     76.8      43.20    33.16     74.8      50.80    38.02     75.2      45.45   34.19
1994......     70.7      47.08    33.28     74.1      44.94    33.30     72.0      52.26    37.61     72.1      47.06   33.92

     The majority of the Florida Wellesley Inns were constructed within the past five years. The Company historically has constructed these properties at a cost of approximately $40,000 per room. Florida Wellesley Inns have a low cost structure and have had rapid stabilization periods generally within six to twelve months of opening. During 1994, the Company completed construction of Wellesley Inns in Fort Lauderdale and Lakeland, Florida and converted a Howard Johnson's hotel in Penns Grove, New Jersey to a Wellesley Inn.

REFURBISHMENT PROGRAM

     The Company continuously refurbishes its Owned Hotels in order to maintain consistent quality standards. The Company generally spends approximately 4% to 6% of hotel revenue on capital improvements at its Owned Hotels and typically refurbishes each hotel approximately every five years. The Company believes that its Owned Hotels are in generally good physical condition, with over half of the Owned Hotels being five years old or less. The Company recommends the refurbishment and repair projects on its Managed Hotels although spending amounts vary based on the financial strength of the hotel and its owner and the significance of the Company's interest as a mortgagee.

     In addition to making normal capital improvements, the Company reviews on an on-going basis each hotel's competitive position in the local market in order to decide the types of product that will best meet the market's demand characteristics. During the past two years, the Company has implemented a program of repositioning its Owned Hotels. Repositioning a hotel generally requires renovation and refurbishment of the exterior and interior of the building and may result in a change of brand name. In 1993 and 1994, the Company spent $2.8 million and $8.9 million on the repositioning of 12 of its Owned Hotels, which included changing the franchise affiliation of six of such hotels. While the major refurbishment efforts at the Company's existing hotels have substantially been completed, the Company's future refurbishing spending will focus on newly acquired hotels. During 1995, the Company currently plans to spend approximately $10.8 million to reposition or refurbish recently acquired hotels.

MORTGAGES AND NOTES RECEIVABLE

     As of December 31, 1994, mortgages and notes receivable totalled $83.2 million (including current portion) and consisted of an aggregate principal amount of $60.6 million of mortgages and notes secured by Managed Hotels and hotels that are leased by the Company from third parties and $22.6 million of other mortgages and notes secured primarily by other hotels. The Company has pursued a strategy of converting its mortgage and notes receivable into cash or operating hotel assets. Since July 31, 1992, the Company has received $98.5 million in cash and added seven operating hotel assets through note settlements and lease terminations. During 1994, the Company reduced its long-term mortgage and notes receivable portfolio by $81.8 million to $81.3 million at December 31, 1994. This reduction is primarily attributable to the settlement of the Rose and Cohen note receivable, which carried a book value of $25.0 million, for $31.2 million in cash, and the conversion of the Company's mortgage note receivable secured by the Frenchman's Reef with a book value of $50.0 million into an operating hotel asset. The Company will continue to pursue settlements with mortgage and note obligors and will utilize the cash for debt repayments or for general corporate purposes.

     The Company's mortgage notes secured by hotel properties consist primarily of notes with a book value of $46.5 million secured by mortgages on ten Managed Hotels. These notes currently bear interest at rates ranging from 8.5% to 13.5% per annum and have various maturities through 2017. The mortgages were primarily derived from the sales of hotel properties. The Company has restructured approximately $33.0 million of these mortgages and notes to receive the majority of available cash flow and a participation in the future excess cash flow of such hotel properties. The restructurings generally include senior mandatory-payment notes and junior notes payable annually based on cash flow. The Company believes that these senior, mandatory-payment notes generally do not exceed the current realizable value of the hotels they encumber. However, the Company believes that, taken together, the restructured senior and junior mortgage notes often exceed the value of the properties they encumber. As a result, these junior notes bear many of the characteristics and risks of operating hotel equity investments and are not reflected on the Company's balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."


     In addition to the mortgage positions referred to above, the Company also holds the junior, accruing or cash flow notes and other interests on other properties managed by the Company. With regard to these properties, third parties generally hold significant senior mortgages. Because there is substantial doubt that the Company will recover any of the value on its junior notes, none of these subordinated financial interests are assigned a value on the Company's balance sheet.


     In 1994, the Company recognized $15.9 million of interest on mortgages and notes receivable. Approximately $4.6 million, or 28.9%, of the 1994 interest was derived from the Company's note receivable secured by the Frenchman's Reef which was converted into an equity ownership position in December 1994. Approximately $2.0 million or 12.6% of 1994 interest was derived from the junior notes which are assigned no value on the Company's balance sheet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     In addition to mortgages and notes receivable, as of December 31, 1994, the Company had other assets that totalled $16.9 million, which consisted of real property not related to Owned Hotels (approximately $8.0 million of which consisted of an office building).

MANAGEMENT AGREEMENTS

     The Company provides hotel management services to third party hotel owners of 37 Managed Hotels including 16 Wellesley Inns for which the Company provides the brand name. The number of Managed Hotels declined during 1994 due to the sale of ten hotels by independent owners, four of which were acquired by the Company. Management fees are derived from the Managed Hotels based on fixed percentages of the property's total revenues and performance related incentive payments based on certain measures of hotel income. Additional fees are also generated from the rendering of specific services such as accounting services, construction services, design services and sales commissions. The Company's fixed management fee percentages range from 1.0% to 5.0% and average 3.5% of the Managed Hotel's total revenues before giving consideration to performance related incentive payments. The base and incentive fees comprised approximately 59%, or $5.9 million, of the total management and other fees in 1994. Terms of the management agreements vary but the majority are short-term and, therefore, there are risks associated with termination of these agreements. Furthermore, management agreements may be terminated in connection with a change in ownership of the underlying hotels. Although such risks may be limited due to the Company's role as lender or provider of the Wellesley Inn brand name, 18 of the Managed Hotels, including the 16 Wellesley Inns referenced above, are highly leveraged with debt maturing in December 1995. There can be no assurance that such debt can be repaid or restructured by the third party hotel owners in a manner that would permit the Company to continue as manager of such properties. The Company holds financial interests in the form of mortgages or profit participations in 17 of the 37 Managed Hotels and other interests and control rights (primarily brand control) in 13 of the remaining 20 Managed Hotels.

OPERATIONS

     As a leading domestic hotel operating company, the Company enjoys a number of operating advantages over other lodging companies. With 86 hotels covering a number of price points and broad geographic regions, the Company possesses the critical mass to support sophisticated operating, marketing and financial systems. The Company believes that its broad array of central services permits on-site hotel general managers to effectively focus on providing guest services, results in economies of scale and leads to above-market hotel profit margins. As a result of these operating strategies, the Company's hotels generated average operating profit margins that exceeded comparable industry averages for 1993, as reported by industry sources, by approximately 25% for full-service hotels, approximately 21% for all-suites hotels and approximately 6% for limited-service hotels.

     The Company's operating strategy combines operating service and guidance from its central management team, with decentralized decision-making authority delegated to each hotel's on-site management. The on-site hotel management teams focus on providing guest services and consist of a general manager and, depending on the hotel's size and market positioning, managers of sales and marketing, food and beverage, front desk services, housekeeping and engineering. The Company's operating objective is to exceed guest expectations by providing quality services and comfortable accommodations at the lowest cost consistent with each hotel's market position. On-site hotel management is responsible for efficient expense controls and uses operating standards provided by the Company. Within parameters established in the operating and capital planning process, on-site management possesses broad decision-making authority on operating issues such as guest services, marketing strategies, hiring practices and incentive programs. Each hotel's management team is empowered to take all necessary steps to ensure guest satisfaction within established guidelines. Key on-site personnel participate in an incentive program based on hotel revenues and profits.

     The central management team, located in Fairfield, New Jersey, provides four major categories of services: (i) operations management, (ii) sales and marketing management, (iii) financial reporting and control and (iv) hotel support services.

     Operations Management. Operations management consists of the development, implementation and monitoring of hotel operating standards and is provided by a network of regional operating officers who are each responsible for the operations of 10 to 15 hotels. They are supported by training, food and beverage and human resources departments, each staffed full-time by specialized professionals. The cornerstone of operations management is employee training, with a staff of professionals dedicated to training in sales, housekeeping, food service, front desk services and leadership. The Company believes these efforts increase employee effectiveness, reduce turnover and improve the level of guest services.

     The Company's cost-effective centralized management services benefit not only its existing operations but also provide additional opportunities for growth and development from acquisitions. In all of the recently acquired hotels, the Company's headquarters have assumed certain of the operational responsibilities which previously had been performed by the on-site hotel management. In addition, the Company believes it has improved operating efficiencies for each of these hotels that it has acquired.

     Sales and Marketing Management. Aggressive sales and marketing is a top operating priority. Sales and marketing management is directed by a corporate staff of 20 professionals, including regional marketing directors who are responsible for each hotel's sales and marketing strategies, and the Company's national sales group, Market Segments, Inc. ("MSI"). In cooperation with the regional marketing and organization staff, on-site sales management develops and implements short- and intermediate-term marketing plans. The Company focuses on yield management techniques, which optimize the relationship between hotel rates and occupancies and seek to maximize profitability. In addition, the Company assumes prominent roles in franchise marketing associations to obtain maximum benefit from franchise affiliations. The Company's in-house creative department creates hotel advertising materials and programs at cost-effective rates.

     Complementing regional and on-site marketing efforts, MSI's marketing team targets specific hotel room demand generators including tour operators, major national corporate accounts, athletic teams, religious groups and others with segment-specialized sales initiatives. MSI's primary objective is to book hotel rooms at the Company's hotels and its secondary objective is to market its services on a commission basis to major operators throughout the industry. Sales activities on behalf of non-affiliated hotels increase the number of hotels where bookings can be made to support marketing efforts and defray the costs of the marketing organization.

     Financial Reporting and Control. The Company's system of centralized financial reporting and control permits management to closely monitor decentralized hotel operations without the cost of financial personnel on site. Centralized accounting personnel produce detailed financial and operating reports for each hotel. Additionally, central management directs budgeting and analysis, processes payroll, handles accounts payable, manages each hotel's cash, oversees credit and collection activities and conducts on-site hotel audits.

     Hotel Support Services. The Company's hotel support services combine a number of technical functions in central, specialized management teams to attain economies of scale and minimize costs. Central management handles purchasing, directs construction and maintenance and provides design services. Technical staff teams support each hotel's information and communication systems needs. Additionally, the Company directs safety/risk management activities and provides central legal services.

FRANCHISE AGREEMENTS

     The Company enters into non-exclusive franchise licensing agreements with various franchisors, which agreements typically have a ten year term and allow the Company to benefit from franchise brand recognition and loyalty. The non-exclusive nature of the franchise agreement allows the Company the flexibility to continue to develop properties with the brands that have shown success in the past or to develop in conjunction with other brand names. This flexibility also plays an important role in the Company's repositioning strategy for continued earnings growth which emphasizes proper positioning of its properties within these respective markets to maximize their return on investment. Over the past two years, the Company has repositioned several hotels that were either owned or managed or recently acquired. These repositionings include the Portland, Oregon Crowne Plaza (formerly Howard Johnson), the Las Vegas, Nevada Crowne Plaza (formerly Howard Johnson), the Saratoga Springs, New York Sheraton (formerly Ramada Renaissance), the Fairfield, New Jersey Radisson (formerly Sheraton), the Orlando, Florida Shoney's Inn (formerly Howard Johnson), and the Trevose, Pennsylvania Radisson (formerly Ramada). The Company believes its relationships with numerous nationally recognized franchisors provides significant benefits for both its existing hotel portfolio and prospective hotel acquisitions. While the Company currently enjoys good relationships with its franchisors, there can be no assurance that a desirable replacement would be available if any of the franchise agreements were to be terminated.

     The franchise agreements require the Company to pay annual fees, to maintain certain standards and to implement certain programs which require additional expenditures by the Company such as remodeling or redecorating. The payment of annual fees, which typically total 7% to 8% of room revenues, cover royalty fees and the costs of marketing and reservation services provided by the franchisors. The use of franchisor reservation systems typically result in increased occupancy. Franchise agreements, when initiated, generally provide for an initial fee in addition to annual fees payable to the franchisor.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company:


NAME                                         AGE                     POSITION
- -------------------------------------------  ----  --------------------------------------------
David A. Simon.............................    43  President, Chief Executive Officer and
                                                   Chairman of the Board of Directors
John M. Elwood.............................    40  Executive Vice President, Chief Financial
                                                   Officer and Director
Howard M. Lorber(1)........................    46  Director
Herbert Lust, II(1)........................    68  Director
Jack H. Nusbaum............................    54  Director
Allen J. Ostroff(1)........................    59  Director
A.F. Petrocelli(1).........................    50  Director
Paul H. Hower..............................    60  Executive Vice President
Timothy E. Aho.............................    51  Senior Vice President/Development
Denis W. Driscoll..........................    50  Senior Vice President/Human Resources
John H. Leavitt............................    41  Senior Vice President/Sales and Marketing
Joseph Bernadino...........................    48  Senior Vice President, Secretary and General
                                                     Counsel
Richard T. Szymanski.......................    37  Vice President and Corporate Controller
Douglas W. Vicari..........................    35  Vice President and Treasurer


- ---------------

(1) Member of the Compensation and Audit Committee.

     The following is a biographical summary of the experience of the directors and executive officers of the Company:

     David A. Simon has been President, Chief Executive Officer and a Director since 1992 and Chairman of the Board of Directors of the Company since 1993. Mr. Simon was a director of PMI from 1990 to 1992. Mr. Simon was the Chief Executive Officer of PMI from 1990 to 1992 and was an executive officer in September 1990 when PMI filed for protection under chapter 11 of the United States Bankruptcy Code.

     John M. Elwood has been a Director and Executive Vice President of the Company since 1992 and Chief Financial Officer since 1993. Mr. Elwood was the Director of Reorganization of PMI from September 1990, when PMI filed for protection under chapter 11 of the United States Bankruptcy Code, through the Effective Date, and during 1990 was the Director of Reorganization of Allegheny International, Inc. prior to its emergence from chapter 11 bankruptcy protection that year.

     Howard M. Lorber has been a Director and a member of the Compensation and Audit Committee since 1994. Mr. Lorber is Chairman of the Board of Directors of Nathan's Famous, Inc., Hallman & Lorber, Inc. and Skybox International, Inc., and a director of New Valley Corporation, United Capital Corp. and Alpine Lace Brands, Inc. Mr. Lorber has been Chief Executive Officer of Hallman & Lorber, Inc. for more than the past five years, President and Chief Operating Officer of New Valley Corporation since 1994, and Chief Executive Officer of Nathan's Famous, Inc. since 1993. Mr. Lorber has also been a general partner or shareholder of a corporate general partner of various limited partnerships organized to acquire and operate real estate properties. Several of these partnerships filed for protection under the federal bankruptcy laws in 1990 and 1991.

     Herbert Lust, II has been a Director since 1992 and Chairman of the Compensation and Audit Committee of the Company since 1993. Mr. Lust was a member of the Committee of Unsecured Creditors of PMI from 1990 to 1992. Mr. Lust has been a private investor and President of Private Water Supply Inc. for more than the past five years. Mr. Lust is a director of BRT Realty Trust.

     Jack H. Nusbaum has been a Director since 1994. Mr. Nusbaum has been a senior partner and Co-Chairman of the law firm of Willkie Farr & Gallagher for more than the past five years. He also is a director of W.R. Berkley Corporation, The Topps Company, Inc., GEV Corporation and Signet Star Holdings, Inc.

     Allen J. Ostroff has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Ostroff has been a Senior Vice President of the Prudential Realty Group, a subsidiary of the Prudential Insurance Company of America, for more than the last five years.


     A.F. Petrocelli has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Petrocelli has been the Chairman of the Board of Directors and Chief Executive Officer of United Capital Corp. for more than the past five years. He is also a director of Nathan's Famous, Inc.



     Paul H. Hower has been an Executive Vice President of the Company since 1993. Mr. Hower was President of Integrity Hospitality Services from 1991 to 1993 and Vice President and Hotel Division Manager of B.F. Saul Co. from 1990 to 1991.


     Timothy E. Aho has been a Senior Vice President of the Company since 1994. Mr. Aho was a Senior Vice President of Development for Boykin Management Company from 1993 to 1994 and Vice President of Development for Interstate Hotels Corporation from 1990 to 1993.

     Denis W. Driscoll has been a Senior Vice President of the Company since 1993. Mr. Driscoll was President of Driscoll Associates, a human resources consulting organization, from 1990 to 1993.

     John H. Leavitt has been a Senior Vice President of the Company since 1992. Mr. Leavitt was a Senior Vice President of PMI from 1991 to 1992 and a Senior Vice President of Medallion Hotel corporation from 1990 to 1991.

     Joseph Bernadino has been Senior Vice President, Secretary and General Counsel of the Company since 1992. Mr. Bernadino was an Assistant Secretary and Assistant General Counsel of PMI from 1990 to 1992 and held such position when PMI filed for chapter 11 bankrupcty protection.

     Richard T. Szymanski has been a Vice President and Corporate Controller of the Company since 1992. Mr. Szymanski was Corporate Controller of PMI from 1990 to 1992 and held such position when PMI filed for chapter 11 bankrupcty protection.

     Douglas W. Vicari has been a Vice President and Treasurer of the Company since 1992 and was Vice President and Treasurer of PMI during 1992. Mr. Vicari was the Director of Budget and Financial Analysis of PMI from 1990 to 1992 and held such position when PMI filed for chapter 11 bankrupcty protection.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of April   ,
1995 (the "Indenture"), between the Company and Bank One, Columbus, N.A., as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. References in italics are to the Indenture. Wherever particular Sections, Articles or defined terms of the Indenture are referred to, such Sections, Articles or defined terms are incorporated herein by reference. As used in this "Description of Notes," the "Company" refers to Prime Hospitality Corp. and does not include its subsidiaries.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will be limited to an aggregate principal amount of $75,000,000 (subject to increase in the event of the exercise of the Underwriters' over-allotment option) and will mature on April 15, 2002. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from the date of initial issuance, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing October 15, 1995, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the Regular Record Date for such interest, which shall be April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Interest on the Notes will be paid on the basis of a 360-day year of twelve 30-day months. (Sections 3.1, 3.7 and 3.10)


     Principal of and premium, if any, and interest on the Notes will be payable, and the transfer of Notes will be registrable, at the office or agency of the Company maintained for such purposes in the Borough of Manhattan, The City of New York, and the Corporate Trust Office of the Trustee located in Columbus, Ohio. In addition, payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Note Register. (Sections 3.1, 3.5 and 10.2)


     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof. (Section 3.2) No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The Company is not required (i) to issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the date of such mailing, or (ii) to register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part. (Section 3.5)

     All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of and premium, if any, and interest on any Note which remain unclaimed for two years after such principal, premium or interest becomes due and payable may be repaid to the Company. Thereafter, the Holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof. (Section 10.3)

     The Indenture does not contain any provisions that would provide protection to Holders of the Notes against a sudden and dramatic decline in credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Repurchase at Option of Holders Upon a Risk Event."

CONVERSION RIGHTS

     The Notes will be convertible into Common Stock of the Company at any time up to and including the maturity date (subject to prior redemption by the Company on not less than 15 nor more than 60 days' notice) at the principal amount thereof, initially at the conversion price stated on the cover page of this Prospectus (subject to adjustment as described below). The right to convert Notes called for redemption or delivered for repurchase will terminate at the close of business on the last Trading Day prior to the Redemption Date or the Repurchase Date, unless the Company defaults in making the payment due upon redemption or repurchase. (Section 13.1) For information as to notices of redemption, see "-- Optional Redemption."

     The conversion price will be subject to adjustment in certain events, including: (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the Current Market Price, (iii) subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, cash or other assets (including securities, but excluding those dividends, rights, warrants, options and distributions referred to above and excluding dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (iv) above or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (a) all other such all-cash distributions made within the preceding 12 months in respect to which no adjustment has been made and (b) any cash and the fair market value of other consideration paid or payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 12.5% of the Company's market capitalization (defined as being the product of the Current Market Price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution, and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (a) any cash and the fair market value of any other consideration paid or payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (b) the aggregate amount of any such all-cash distributions referred to in (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 12.5% of the Company's market capitalization on the expiration of such tender offer. There will be no upward adjustment in the conversion price except in the event of a reverse stock split. No adjustment in the conversion price shall be required unless such adjustment (plus any adjustments not previously made) would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this sentence are not required to be made shall be carried forward and taken into account in any subsequent adjustment. (Section 13.4)

     In addition to the foregoing adjustments, the Company will be permitted to make such reduction in the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend or distribution of stock or stock rights will not be taxable to the holders of the Common Stock. (Section 13.4)

     Subject to the rights of Holders of Notes described below under "Repurchase at Option of Holders Upon a Risk Event," in case of certain consolidations or mergers to which the Company is a party or the transfer of substantially all of the assets of the Company, each Note then outstanding would, without the consent of any Holders of Notes, become convertible only into the kind and amount of securities, cash and other property receivable upon the consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger or transfer (assuming such holder of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). (Section 13.11)


     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price. (Section 13.3) Notes surrendered for conversion during the period from the close of business on any Regular Record Date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date (except Notes called for redemption on a Redemption Date within such period) must be accompanied by payment of an amount equal to the interest thereon which the registered Holder is to receive. In the case of any Note that has been converted after any Regular Record Date but on or before the next Interest Payment Date, interest whose Stated Maturity is on such Interest Payment Date will be payable on such Interest Payment Date notwithstanding such conversion, and such interest will be paid to the Holder of such Note on such Regular Record Date. Except as described above, no interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion. No other payment or adjustment for interest or dividends will be made upon conversion. (Sections 3.7 and 13.2)

     If at any time the Company makes a distribution of property to its shareholders that would be taxable to such shareholders as a dividend for Federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the antidilution provisions of the Indenture, the conversion price of the Notes is reduced, such reduction may be deemed to be the payment of a taxable dividend to Holders of Notes. If the Company voluntarily reduces the conversion price for a period of time, Holders of the Notes may, in certain circumstances, have taxable income equal to the value of the reduction in the conversion price. Holders of Notes could, therefore, have taxable income as a result of an event pursuant to which they received no cash or property that could be used to pay the related income tax.

SUBORDINATION

     The payment of the principal of and premium, if any, and interest on, the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be first entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, the Notes. In the event of the acceleration of the maturity of any Notes, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment upon the principal of or premium, if any, or interest on, the Notes. In the event and during the continuation of (i) any default in the payment of principal of or premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period with respect thereto or
(ii) any other event of default with respect to any Senior Indebtedness permitting the holders of such Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) to declare such Senior Indebtedness due and payable prior to the date on which it would otherwise have become due and payable, upon written notice thereof to the Company and the Trustee by any holders of Senior Indebtedness (or a trustee or other representative on behalf of the holders thereof) (the "Default Notice"), unless and until such event of default shall have been cured or waived and such acceleration shall have been rescinded or annulled, or (iii) any judicial proceeding shall be pending with respect to any such default in payment or event of default, then no payment may be made in respect of principal or premium, if any, or interest on the Notes or to acquire or repurchase the Notes for cash or property or on account of the repurchase provisions of the Indenture provided such payments may not be prevented under clause (ii) above for more than 179 days after an applicable Default Notice has been received by the Trustee unless the Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety, in which case no such payment may be made until such acceleration has been rescinded or annulled or such Senior Indebtedness has been paid in full. No event of default which existed or was continuing on the date of any Default Notice may be made the basis for the giving of a second Default Notice and only one such Default Notice may be given in any 365 day period. (Article Twelve)

     By reason of such subordination, in the event of insolvency, creditors of the Company who are not holders of Senior Indebtedness or of the Notes may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Notes.


     "Senior Indebtedness" is defined in the Indenture as (i) the principal of and premium, if any, and interest on all indebtedness of the Company for money borrowed, other than the Notes, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, except any such other indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (a) is junior in right of payment to the Notes or (b) ranks pari passu in right of payment with the Notes, and (ii) any amendments, renewals, extensions, deferrals, modifications, refinancings and refundings of any of the foregoing. The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean (a) any obligation of the Company for the repayment of borrowed money (including, without limitation, fees, penalties, expenses, collection expenses, interest yield amounts and other obligations in respect thereof, and, to the extent permitted by applicable law, interest accruing after the filing of a petition initiating any proceeding under the Bankruptcy Code whether or not allowed as a claim in such proceeding), whether or not evidenced by bonds, debentures, notes or other written instruments, and any other obligation evidenced by notes, bonds, debentures or similar instruments, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument (excluding any obligations for trade payables or constituting the deferred purchase price of assets incurred in the ordinary course of business), (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles, (d) all obligations of the Company due and payable under interest rate and currency swaps, floors, caps or similar arrangements intended to fix interest rate obligations or currency fluctuation risks, (e) all obligations of the Company evidenced by a letter of credit or any reimbursement obligation of the Company in respect of a letter of credit and (f) all obligations of others of the kinds described in the preceding clauses (a), (b),
(c), (d) or (e) assumed by or guaranteed by the Company and the obligations of the Company under guarantees of any such obligations. (Section 1.1)

     The Notes will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's subsidiaries. Any right of the Company to receive assets of any such subsidiary upon the liquidation or reorganization of any such subsidiary (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness. At December 31, 1994, the Company's Senior Indebtedness aggregated approximately $131.2 million, excluding accrued interest, and the Company's subsidiaries had approximately $52.6 million of outstanding indebtedness. Of the $42.6 million of indebtedness incurred during the first quarter of 1995, $27.0 million is Senior Indebtedness of the Company and $15.6 million is indebtedness of subsidiaries. The Company and its subsidiaries expect from time to time to incur additional indebtedness, including Senior Indebtedness. At December 31, 1994, the Company's aggregate indebtedness consisted of (i) $52.6 million principal amount of Senior Secured Notes, which bear interest at the rate of 10% per annum and mature on July 31, 1999, and are secured primarily by certain notes receivable and real property; and (ii) certain other mortgages and notes payable with an aggregate principal amount of $131.2 million, which bear interest at rates ranging from 6.6% to 12.5% per annum, have maturities ranging from January 1, 1996 through July 31, 2008, and are secured by certain real and personal property and notes receivable. See Note 5 of "Notes to the Consolidated Financial Statements."

OPTIONAL REDEMPTION


     The Notes will be redeemable at the Company's option, in whole or from time to time in part, upon not less than 15 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at such Holder's address appearing in the Note Register, on any date on or after April 17, 1998 and prior to maturity.


     The Redemption Prices (expressed as percentage of principal amount) are as follows for the 12-month period beginning April 15 (or April 17, in the case of 1998) of the years indicated:

               1998...............................................            %
               1999...............................................
               2000...............................................
               2001...............................................

and at maturity at 100% of principal, together in the case of any such redemption with accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date) (Sections 2.3, 11.1, 11.5, and 11.7).

     No sinking fund is provided for the Notes.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (i) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay any interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iii) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iv) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture; (v) a default under any indebtedness for money borrowed by the Company or any Significant Subsidiary in an amount, together with all other such indebtedness, exceeding $5,000,000, which default (a) shall constitute a failure to pay any principal or interest with respect to any such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or (b) shall have resulted in such indebtedness in an amount exceeding $5,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; (vi) a final judgment or final judgments for payment of money against the Company or any Significant Subsidiary which remains undischarged for a period of 60 days, provided that the aggregate of all such outstanding judgments exceeds $5,000,000 (excluding any amounts covered by insurance as to which the insurer has not denied liability); and (vii) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.1) Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 6.3) Subject to the Trustee being offered reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right by written instruction to the Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 5.12)

     If any Event of Default shall occur and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Sections 5.2 and 5.13) For information as to waiver of defaults, see "Modification and Waiver" below.


     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (i) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request to the Trustee to institute proceedings, (ii) such Holder has offered to the Trustee reasonable indemnity, (iii) the Trustee for 60 days after receipt of such notice has failed to institute any such proceeding and (iv) no direction inconsistent with such request shall have been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Notes. (Section 5.7) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of (a) payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note, (b) the right to require repurchase of such Note or (c) the right to convert such Note in accordance with the Indenture. (Section 5.8)

     The Indenture provides that the Company will deliver to the Trustee, within 60 days after the end of each fiscal year, an officers' certificate, stating as to each signer thereof that he or she is familiar with the affairs of the Company and whether or not to his or her knowledge the Company is in default in the performance and observance of any of the Company's obligations under the Indenture and if the Company shall be in default, specifying all such defaults of which he has knowledge and the nature and status thereof. (Section 10.4)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Notes under the Indenture, may consolidate with or merge into any other Person or convey, transfer or lease its assets substantially as an entirety to any Person, provided that (i) the successor is a Person, organized under the laws of any domestic jurisdiction; (ii) the successor Person, if other than the Company, assumes the Company's obligations on the Notes and under the Indenture; (iii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing; and (iv) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been complied with. (Section 8.1 and 8.2)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note; (ii) reduce the principal amount of, or the premium or interest on, any Note; (iii) change the place of payment where, or currency in which, any Note or any premium or interest thereof is payable; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Note; (v) adversely affect the right to convert the Notes; (vi) adversely affect the right to cause the Company to repurchase the Notes; (vii) modify the subordination provisions in a manner adverse to the Holders of the Notes; (viii) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture; or
(ix) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.2)

     The Holders of a majority in aggregate principal amount of Outstanding Notes may waive compliance by the Company of certain restrictive provisions of the Indenture. (Section 10.08) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default or right under the Indenture, except (i) a default in payment of principal, premium or interest,
(ii) the right of a Holder to redeem or convert the Note or (iii) with respect to any covenant or provision of the Indenture that requires the consent of the Holder of each Outstanding Note affected. (Section 5.13)

REPURCHASE AT OPTION OF HOLDERS UPON A RISK EVENT

     The Indenture provides that if a Risk Event (as defined below) occurs, each Holder of Notes shall have the right (which right may not be waived by the Board of Directors or the Trustee) at the Holder's option, to require the Company to repurchase all of such Holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 45 calendar days after the date of the Company Notice (as defined below), for cash at a price equal to 100% of the principal amount of such Notes to be repurchased (the "Repurchase Price"), together with accrued interest to the Repurchase Date. (Section 14.1)

     Within 15 calendar days after the occurrence of a Risk Event, the Company is obligated to mail to all Holders of record of the Notes a notice (the "Company Notice") of the occurrence of such Risk Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy or a summary of such notice to be published in a newspaper of general circulation in The City of New York. To exercise the repurchase right, a Holder of such Notes must deliver on or before the fifth day preceding the Repurchase Date irrevocable written notice to the Trustee of the Holder's exercise of such right (except that the right of the Holders to convert such Notes shall continue until the close of business on the last Trading Day preceding the Repurchase Date), together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company. (Section 14.2)

     A Risk Event will be deemed to have occurred at such time as:

          (i) any Person (including any syndicate or group deemed to be a "Person" under Section 13(d)(3) of the Exchange Act, other than the Company, any subsidiary of the Company or any current or future employee or director benefit plan of the Company or any subsidiary of the Company or any entity holding capital stock of the Company for or pursuant to the terms of such plan, or an underwriter engaged in a firm commitment underwriting in connection with a public offering of capital stock of the Company) is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

          (ii) the Company adopts a plan relating to the liquidation or dissolution of the Company;

          (iii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sales or transfers of all or substantially all of the assets of the Company to another Person (other than a merger (a) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (b) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock); or

          (iv) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the twelve-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Risk Event shall not be deemed to have occurred if the closing price per share of the Common Stock for any five Trading Days within the period of ten consecutive Trading Days ending immediately before the Risk Event shall equal or exceed 105% of the conversion price of such Notes in effect on each such Trading Day. A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. (Section 14.3)

     The right to require the Company to repurchase Notes as a result of the occurrence of a Risk Event could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "Subordination" above. Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions. The Company's ability to pay cash to the Holders of Notes upon a repurchase may be limited by certain financial covenants contained in the Company's credit agreements.

     Rule 13e-4 under the Exchange Act requires among other things the dissemination of certain information to security holders in the event of any issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

     The repurchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

     Except as described above with respect to a Risk Event, the Indenture will not contain provisions permitting the Holders of the Notes to require the Company to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. Subject to the limitation on mergers and consolidations described above, the Company, its management or its subsidiaries could, in the future, enter into certain transactions, including refinancings, certain recapitalizations, acquisitions, the sale of all or substantially all of its assets, the liquidation of the Company or similar transactions, that would not constitute a Risk Event under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time or substantially reduce or eliminate the Company's assets. There are no restrictions in the Indenture on the creation of Senior Indebtedness (or any other indebtedness) and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes.


     If a Risk Event were to occur, no assurance can be given that the Company would have sufficient funds to repurchase all Notes tendered by the Holders thereof or to make any principal, premium, if any, or interest payment otherwise required by the Notes. At March 31, 1995, the Company had outstanding approximately $79.5 million principal amount of indebtedness, which could be accelerated upon the occurence of certain change of control events.


     As noted above, one of the events that constitutes a Risk Event under the Indenture is a sale or other transfer of all or substantially all of the assets of the Company. The Indenture will be governed by New York law, and the definition under New York law of "substantially all" of the assets of a corporation varies according to the facts and circumstances of the transaction. Accordingly, if the Company were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether the transaction was a Risk Event.

SATISFACTION AND DISCHARGE

     The Company may discharge its obligations under the Indenture while Notes remain Outstanding if (i) all Outstanding Notes will become due and payable at their scheduled maturity within one year or (ii) all Outstanding Notes are scheduled for redemption within one year, and, in either case, the Company has deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption. (Section 4.1)

GOVERNING LAW

     The Indenture and Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of laws principles.

INFORMATION CONCERNING THE TRUSTEE

     Bank One, Columbus, N.A. is the Trustee under the Indenture. A successor Trustee may be appointed in accordance with the terms of the Indenture.

     The Trustee's duties are set forth in the Trust Indenture Act, as amended (the "Trust Indenture Act"), and in the Indenture. The Trust Indenture Act imposes certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect to any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest within the meaning of
Section 310 of the Trust Indenture Act, it must generally either eliminate such conflict or resign.

     Prior to an Event of Default, the Trustee is responsible to perform only such duties as are specifically set out in the Indenture. In case an Event of Default shall occur (and shall not be cured), the Trust Indenture Act requires that the Trustee use the degree of care of a prudent person in the conduct of its own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustees reasonable security or indemnity. (Section 6.3)

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock.

COMMON STOCK


     At April 17, 1995, 30,683,444 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders, including the election of directors. The Common Stock does not have cumulative voting rights. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of the Company available for distribution to such holders upon liquidation. No shares of Common Stock have any preemptive or conversion rights, or the benefit of any sinking fund. All shares of Common Stock are fully paid and non-assessable. The Board of Directors has approved an increase in the number of authorized shares of Common Stock to 75,000,000 and a resolution authorizing such increase will be acted on at the 1995 annual meeting of stockholders.


PREFERRED STOCK

     The Board of Directors has authority to establish the designations, liquidation preferences, dividend rights, terms of redemption, conversion rights, sinking fund terms and all other preferences and rights (including voting rights) of any series of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company.

WARRANTS

     Warrants to purchase 2,106,383 shares of the Company's Common Stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share. The exercise price was determined from the average per share daily closing price of the Company's Common Stock during the year following the Effective Date. As of December 31, 1994, warrants to purchase 250,497 shares of Common Stock had been exercised.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Certificate of Incorporation and Bylaws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in a premium over the market price for the shares held by stockholders.

     Staggered Board of Directors. The Certificate of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of Directors, each class constituting approximately one-third of the total number of Directors and with the classes serving staggered three-year terms. The classification of Directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     Fair Price Provisions. Provisions of the Certificate of Incorporation (the "Fair Price Provisions") limit the ability of an Interested Stockholder (defined as the beneficial owner of 20% of outstanding voting shares) to effect certain transactions involving the Company. Unless the Fair Price Provisions are satisfied, an Interested Stockholder may not engage in a business combination involving the Company unless approved by 75% of the Company's outstanding voting shares or a majority of the Disinterested Directors (as defined therein). A business combination includes a merger, consolidation, sale of assets valued at over $25.0 million or issuance or transfer of securities valued at over $25.0 million, or a similar transaction. In general, the Fair Price Provisions require that an Interested Shareholder pay shareholders at least the same amount of cash or the same amount and type of consideration paid by the Interested Shareholder when it initially acquired the Company's shares.

     The Fair Price Provisions are designed to discourage attempts to take over the Company in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally discourage attempts to obtain control of the Company.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or redemptions or repurchases pursuant to
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under Federal securities laws.

CERTAIN PROVISIONS OF DELAWARE LAW REGARDING AN INTERESTED STOCKHOLDER

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company, the respective principal amounts of Notes set forth opposite their names below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the Notes if they purchase any of the Notes.

                                                                           PRINCIPAL
        UNDERWRITER                                                         AMOUNT
        ---------------------------------------------------------------   -----------
        Montgomery Securities..........................................   $
        Smith Barney Inc. .............................................
                                                                          -----------
                       Total...........................................   $75,000,000
                                                                           ==========

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a commission of not
more than      % of the principal amount of Notes, and the Underwriters may
allow, and such dealers may reallow a discount of not more than      % of the
principal amount of the Notes to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial public offering of the Notes. The Notes are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option for 30 days to purchase up to an additional $11,250,000 principal amount of Notes solely to cover over-allotments, if any, at the same price per Note as the initial $75,000,000 principal amount of Notes to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional Notes in approximately the same proportion as set forth in the above table.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities for which there is currently no public market. The Notes have been approved for listing on the New York Stock Exchange, subject to notice of issuance. However, no assurance can be given as to the liquidity of or trading market for the Notes.

     Directors and executive officers of the Company, who in the aggregate own approximately 715,000 shares (including options to purchase shares) of Common Stock, have agreed not to offer for sale, sell, distribute or otherwise dispose of any shares of Common Stock, or any securities convertible into or warrants to purchase shares of Common Stock, now owned or hereafter acquired for a period of approximately 90 days after the date of this Prospectus without prior written consent of the Underwriters.

     The Company has granted to Smith Barney Inc. a right of first refusal to act as the Company's exclusive financial advisor in connection with certain transactions.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the Notes offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C. Jack H. Nusbaum, a Director of the Company who owns 10,000 shares of Common Stock and options to acquire an additional 5,000 shares, is a partner in the law firm of Willkie Farr & Gallagher.

                                    EXPERTS


     The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and J.H. Cohn & Company, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS
                                  (ITEM 14(A))


                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS:
  Report of Arthur Andersen LLP.......................................................   F-2
  Consolidated:
     Balance Sheets at December 31, 1993 and 1994.....................................   F-3
     Statements of Income for the Five Months Ended December 31, 1992 and the Years
      Ended December 31, 1993 and 1994................................................   F-4
     Statements of Stockholders' Equity for the Five Months Ended December 31, 1992
      and the Years Ended December 31, 1993 and 1994..................................   F-5
     Statements of Cash Flows for the Five Months Ended December 31, 1992 and the
      Years Ended December 31, 1993 and 1994..........................................   F-6
  Notes to Consolidated Financial Statements..........................................   F-7
  Report of Arthur Andersen LLP.......................................................  F-20
  Report of J.H. Cohn & Company.......................................................  F-21
  Consolidated:
     Balance Sheets at June 30, 1992 and July 31, 1992................................  F-23
     Statements of Operations for the Year Ended June 30, 1992 and the One Month Ended
      July 31, 1992...................................................................  F-25
     Statements of Stockholders' Equity (Deficiency) for the Year Ended June 30, 1992
      and the One Month Ended July 31, 1992...........................................  F-26
     Statements of Cash Flows for the Year Ended June 30, 1992 and the One Month Ended
      July 31, 1992...................................................................  F-27
  Notes to Consolidated Financial Statements..........................................  F-29


     Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

     Separate financial statements of 50% or less owned entities accounted for by the equity method have been omitted because such entities considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of Prime Hospitality Corp.:

     We have audited the accompanying consolidated balance sheets of Prime Hospitality Corp. (a Delaware corporation) and subsidiaries ("the Company") as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended and the five months ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Hospitality Corp. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for the years then ended and the five months ended December 31, 1992 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Roseland, New Jersey
February 2, 1995

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           1993         1994
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 41,569     $ 12,524
  Restricted cash......................................................    10,993        9,725
  Accounts receivable, net of reserves.................................     6,266        7,819
  Current portion of mortgages and notes receivable....................     2,275        1,925
  Accrued interest receivable..........................................     3,954        1,539
  Other current assets.................................................     3,145        5,657
                                                                         --------     --------
          Total current assets.........................................    68,202       39,189

Property, equipment and leasehold improvements, net of accumulated
  depreciation and amortization........................................   172,786      299,291
Mortgages and notes receivable, net of current portion.................   163,033       81,260
Other assets...........................................................     6,664       15,192
                                                                         --------     --------
          TOTAL ASSETS.................................................  $410,685     $434,932
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt..............................................  $ 19,282     $  5,284
  Other current liabilities............................................    22,445       23,904
                                                                         --------     --------
          Total current liabilities....................................    41,727       29,188
Long-term debt, net of current portion.................................   168,618      178,545
Other liabilities......................................................    28,976       23,134
                                                                         --------     --------
          Total liabilities............................................   239,321      230,867
                                                                         --------     --------

Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.10 per share; 20,000,000 shares authorized;
     none issued.......................................................        --           --
  Common stock, par value $.01 per share; 50,000,000 shares authorized
     29,988,674 and 30,409,371 shares issued and outstanding in 1993
     and 1994, respectively............................................       300          304
  Capital in excess of par value.......................................   157,507      171,774
  Retained earnings....................................................    13,557       31,987
                                                                         --------     --------
          Total stockholders' equity...................................   171,364      204,065
                                                                         --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................  $410,685     $434,932
                                                                         ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        FIVE MONTHS
                                                           ENDED          YEAR ENDED       YEAR ENDED
                                                        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                            1992             1993             1994
                                                        ------------     ------------     ------------
Revenues:
  Room................................................    $ 24,639         $ 69,487         $ 88,753
  Food and beverage...................................       4,598           12,270           18,090
  Management and other fees...........................       5,000           10,831           10,021
  Interest on mortgages and notes receivable..........       6,335           14,765           15,867
  Rental and other....................................         762            1,507            1,572
                                                        ------------     ------------     ------------
          Total revenues..............................      41,334          108,860          134,303
                                                        ------------     ------------     ------------
Costs and expenses:
  Direct hotel operating expenses:
     Room.............................................       6,952           19,456           24,539
     Food and beverage................................       4,027           10,230           13,886
     Selling and general..............................       7,811           20,429           26,733
  Occupancy and other operating.......................       4,351           11,047           11,261
  General and administrative..........................       5,929           15,685           15,089
  Depreciation and amortization.......................       2,918            7,117            9,427
                                                        ------------     ------------     ------------
          Total costs and expenses....................      31,988           83,964          100,935
                                                        ------------     ------------     ------------
Operating income......................................       9,346           24,896           33,368
Interest income on cash investments...................         693            1,267            1,966
Interest expense......................................      (7,718)         (16,116)         (13,993)
Other income..........................................          --            3,809            9,089
                                                        ------------     ------------     ------------
Income before income taxes and extraordinary items....       2,321           13,856           30,430
Provision for income taxes............................         928            5,681           12,172
                                                        ------------     ------------     ------------
Income before extraordinary items.....................       1,393            8,175           18,258
Extraordinary items -- gains on discharges of
  indebtedness (net of income taxes of $2,772 and
  $120)...............................................          --            3,989              172
                                                        ------------     ------------     ------------
Net income............................................    $  1,393         $ 12,164         $ 18,430
                                                        ==========       ==========       ==========
Net income per common share:
  Income before extraordinary items...................    $    .05         $    .27         $    .57
  Extraordinary items.................................          --              .13              .01
                                                        ------------     ------------     ------------
Net income per common share...........................    $    .05         $    .40         $    .58
                                                        ==========       ==========       ==========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   COMMON STOCK       CAPITAL IN
                                                -------------------   EXCESS OF    RETAINED
                                                  SHARES     AMOUNT   PAR VALUE    EARNINGS    TOTAL
                                                ----------   ------   ----------   --------   --------
Balance August 1, 1992........................  29,912,794    $299     $ 135,301   $     --   $135,600
Net income....................................          --      --            --      1,393      1,393
Utilization of net operating loss
  carryforwards...............................          --      --           789         --        789
                                                ----------   ------   ----------   --------   --------
Balance December 31, 1992.....................  29,912,794     299       136,090      1,393    137,782
Net income....................................          --      --            --     12,164     12,164
Utilization of net operating loss
  carryforwards...............................          --      --         4,525         --      4,525
Federal income tax refund.....................          --      --        16,462         --     16,462
Compensation expense related to stock option
  plan........................................          --      --           225         --        225
Proceeds from exercise of stock options.......      30,000      --            81         --         81
Proceeds from exercise of stock warrants......      45,880       1           124         --        125
                                                ----------   ------   ----------   --------   --------
Balance December 31, 1993.....................  29,988,674     300       157,507     13,557    171,364
Net income....................................          --      --            --     18,430     18,430
Utilization of net operating loss
  carryforwards...............................          --      --         5,861         --      5,861
Amortization of pre-fresh start tax
  basis differences...........................          --      --         6,954         --      6,954
Federal income tax refund.....................          --      --           200         --        200
Compensation expense related to stock option
  plan........................................          --      --            60         --         60
Proceeds from exercise of stock options.......     216,080       2           640         --        642
Proceeds from exercise of stock warrants......     204,617       2           552         --        554
                                                ----------   ------   ----------   --------   --------
Balance December 31, 1994.....................  30,409,371    $304     $ 171,774   $ 31,987   $204,065
                                                 =========   ======     ========    =======   ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                            FIVE MONTHS
                                                               ENDED
                                                             DECEMBER      YEAR ENDED     YEAR ENDED
                                                                31,       DECEMBER 31,   DECEMBER 31,
                                                               1992           1993           1994
                                                            -----------   ------------   ------------
Cash flows from operating activities:
  Net income..............................................    $ 1,393       $ 12,164       $ 18,430
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization........................      2,918          7,117          9,427
     Gain on settlement of note receivable................         --             --         (6,224)
     Utilization of net operating loss carryforwards......        789          4,525          5,861
     Amortization of pre-fresh start tax basis
       differences........................................         --             --          6,954
     Deferred income taxes................................         --          1,541           (205)
     Gains on discharges of indebtedness..................         --         (6,761)          (292)
     Gains on disposals of assets.........................         --         (1,769)        (1,099)
     Compensation expense related to stock options........         --            225             60
  Increase (decrease) from changes in other operating
     assets and liabilities:
     Accounts receivable..................................        320            269         (1,945)
     Other current assets.................................     (1,445)        (1,791)           127
     Other liabilities....................................       (248)         4,208         (2,422)
                                                            -----------   ------------   ------------
     Net cash provided by operating activities............      3,727         19,728         28,672
                                                            -----------   ------------   ------------
Cash flows from investing activities:
  Proceeds from mortgages and other notes receivable......     46,165         10,861         36,198
  Disbursements for mortgages and other notes
     receivable...........................................         --           (515)        (1,100)
  Proceeds from sales of property, equipment and leasehold
     improvements.........................................         --          3,715          1,480
  Purchases of property, equipment and leasehold
     improvements.........................................     (1,803)       (14,346)       (63,360)
  Decrease in restricted cash.............................      9,939          1,903          1,268
  Proceeds from retirement of debt securities.............         --             --          1,116
  Purchase of debt and other securities...................         --             --         (5,885)
  Other...................................................       (506)           663         (3,965)
                                                            -----------   ------------   ------------
     Net cash provided by (used in) investing
       activities.........................................     53,795          2,281        (34,248)
                                                            -----------   ------------   ------------
Cash flows from financing activities:
  Payments of debt........................................    (56,592)       (30,890)       (43,771)
  Proceeds from issuance of debt..........................         --          2,771         19,026
  Proceeds from the exercise of stock options and
     warrants.............................................         --            206          1,196
  Principal proceeds from federal income tax refund.......         --         16,462            200
  Reorganization items after emergence from bankruptcy....     (3,807)        (5,605)          (120)
                                                            -----------   ------------   ------------
     Net cash used in financing activities................    (60,399)       (17,056)       (23,469)
                                                            -----------   ------------   ------------
Net increase (decrease) in cash and cash equivalents......     (2,877)         4,953        (29,045)
Cash and cash equivalents at beginning of period..........     39,493         36,616         41,569
                                                            -----------   ------------   ------------
Cash and cash equivalents at end of period................    $36,616       $ 41,569       $ 12,524
                                                            =========     ==========     ==========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1992, 1993 AND 1994

NOTE 1 -- BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITIES:

     Prime Hospitality Corp. (the "Company") is a hotel owner/operator with ownership or management of hotels in the United States and the U.S. Virgin Islands. The Company's hotels primarily provide moderately priced, quality accommodations in secondary markets, and operate under franchise agreements with national hotel chains or under the Company's proprietary Wellesley Inns or AmeriSuites brand names.

     The Company emerged from the Chapter 11 reorganization proceeding of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI"), which consummated its Plan of Reorganization ("the Plan") on July 31, 1992 (the "Effective Date"). PMI and certain of its subsidiaries had filed for protection under Chapter 11 of the United States Bankruptcy Code in September of 1990. During the reorganization, PMI re-negotiated most of its leases, management agreements and debt commitments, resulting in the elimination of a substantial number of unprofitable contract relationships and excessive debt obligations.

BASIS OF PRESENTATION:

     Pursuant to the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting as of July 31, 1992. Under fresh start reporting, the reorganization value of the entity was allocated to the reorganized Company's assets on the basis of the purchase method of accounting. The reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry. Liabilities were recorded at face values, which approximate the present values of amounts to be paid determined at appropriate interest rates. Under fresh start reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the emerging Company.

     In accordance with SOP 90-7, financial statements covering periods prior to July 31, 1992 are not presented because such statements have been prepared on a different basis of accounting and are thus not comparable.

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS:

     Cash equivalents are highly liquid unrestricted investments with a maturity of three months or less when acquired.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

RESTRICTED CASH:

     Restricted cash consists primarily of highly liquid investments that serve as collateral for debt obligations due within one year.

MORTGAGES AND NOTES RECEIVABLE:

     Mortgages and notes receivable are reflected at their fair value as of July 31, 1992, adjusted for payments and other advances since that date. The amount of interest income recognized on mortgages and notes receivable is generally based on the stated interest rate and the carrying value of the notes. The Company has a number of subordinated or junior mortgages which remit payment based on hotel cash flow. Because there was substantial doubt that the Company would recover any of their value, these mortgages were assigned no value in the Company's consolidated financial statements when the Company adopted fresh start reporting on the Effective Date. Interest on cash flow mortgages and delinquent loans is generally recognized when cash is received.

     In May 1993 and October 1994, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." As defined in SFAS 114 and SFAS 118, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 and SFAS 118 require that the measurement of impairment of a loan be based on the present value of expected future cash flows (net of estimated costs to sell) discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will be required to establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to operations.

     The Company is required to adopt these new accounting rules effective January 1, 1995. Management expects the effect of adopting these new accounting standards will be immaterial based on the current net carrying value of its mortgage and notes receivable portfolio.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Properties identified for disposal are stated at their estimated net realizable value.

INCOME TAXES:

     The Company and its subsidiaries file a consolidated Federal income tax return. For financial reporting purposes, the Company follows Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 ("FAS 109"). In accordance with FAS 109, as well as SOP 90-7, income taxes have been provided at statutory rates in effect during the period. Tax benefits associated with net operating loss carryforwards and other temporary differences that existed at the time fresh start reporting was adopted are reflected as a contribution to stockholders' equity in the period in which they are realized.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NET INCOME PER COMMON SHARE:

     Net income per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during each period. The weighted average number of common shares used in computing primary net income per share was 29,913,000 for the five months ended December 31, 1992 and 30,721,000 and 32,022,000 for the years ended December 31, 1993 and 1994, respectively. Net income per common shares was restated for all periods to reflect a 9.4% reduction in the number of shares distributed under PMI's Plan (See Note 10). The dilutive effect of stock warrants and options during the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994 was not material (see Note
     10).

RECLASSIFICATIONS:

     Certain reclassifications have been made to the December 31, 1992 and 1993 consolidated financial statements to conform them to the December 31, 1994 presentation.

NOTE 2 -- CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                      1993          1994
                                                                     -------       -------
    Cash...........................................................  $ 3,013       $ 5,953
    Commercial paper and other cash equivalents....................   38,556         6,571
                                                                     -------       -------
              Totals...............................................  $41,569       $12,524
                                                                     =======       =======

NOTE 3 -- MORTGAGES AND NOTES RECEIVABLE

     Mortgages and notes receivable are comprised of the following (in thousands):

                                                                         DECEMBER 31,
                                                                    ----------------------
                                                                      1993          1994
                                                                    --------       -------
    Properties operated by the Company(a).........................  $ 65,323       $60,609
    Other(b)......................................................    24,985        22,576
    Frenchman's Reef resort hotel(c)..............................    50,000            --
    Rose and Cohen entities(d)....................................    25,000            --
                                                                    --------       -------
              Total...............................................   165,308        83,185
    Less current portion..........................................    (2,275)       (1,925)
                                                                    --------       -------
    Long-term portion.............................................  $163,033       $81,260
                                                                    ========       =======

- ---------------
(a) The Company is the holder of mortgage notes receivable with a book value of $46,497,000 secured primarily by 10 hotel properties operated by the Company under management agreements and $14,112,000 in mortgages secured primarily by 4 properties operated under lease agreements. These notes currently bear interest at rates ranging from 8.5% to 13.5% and mature through 2017. The mortgages were primarily derived from the sales of hotel properties. Many of the managed properties were unable to pay in full the annual debt service required under the terms of the original mortgages. The Company has restructured approximately $33,000,000 of these loans to pay based upon available cash and a participation in the future excess cash flow of such hotel properties. The restructurings generally include a "senior portion" featuring defined payment terms, and a "junior portion" payable annually based on cash flow. The junior portion represents the difference between the original mortgage and the new senior

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES portion and provides the Company the opportunity to recover that difference if the hotel's performance improves. In addition to the junior portion of the restructured mortgages, the Company holds junior or other cash flow mortgages and subordinated interests in other hotel properties operated by the Company under management agreements. Pursuant to these mortgage agreements, the Company is entitled to receive the majority of excess cash flow generated by these hotel properties. In total, the Company has junior mortgages relating to 22 hotel properties which mature on various dates from 1999 through 2088. Due to the junior positions of these mortgages, foreclosure rights are of limited value. However, these mortgages enable the Company to participate in a substantial portion of the future sales proceeds upon sales of the hotels after satisfying all obligations senior to these junior mortgages.



Although these junior mortgages have an aggregate face value of approximately $65,000,000, in accordance with the adoption of fresh start reporting under SOP
    90-7, no value was assigned to the junior portions of the restructured notes or the junior mortgages and subordinated interests on the other hotels as there was substantial doubt at the time of valuation that the Company would recover any of their value. As a result, interest income on these junior or cash flow mortgages is recognized when cash is received. During 1993 and 1994, the Company recognized $976,000 and $2,000,000, respectively, of interest income related to these mortgages. The hotels underlying these mortgages are all managed by the Company. Future recognition of interest income on these mortgages is dependent primarily upon the net cash flow of the underlying hotels after debt service, which is senior to the Company's junior positions.


(b) Other notes receivable currently bear interest at effective rates ranging from 4% to 10.5%, mature through 2011 and are secured primarily by hotel properties not currently managed by the Company.

(c) The mortgage notes secured by the Frenchman's Reef Resort Hotel ("Frenchman's Reef") consisted of first and second mortgages with face values of $53,383,000 and $25,613,000, respectively, with final scheduled principal payments of $51,976,000 and $25,613,000 due on July 31, 1995. In connection with the adoption of fresh start reporting, the Company valued the notes at $50,000,000.

    During the five months ended December 31, 1992, and years ended December 31, 1993 and 1994 the Company recognized $1,770,000, $4,250,000 and $4,586,000 of interest income on these notes, respectively, based on the level of cash flow generated from the hotel property available to service the notes. Interest income of approximately $4,300,000, $10,300,000 and $9,800,000 would have been recorded for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994 if the notes receivable had been current in accordance with their original terms.


    In December 1994, the Company obtained ownership of Frenchman's Reef in satisfaction of the mortgage note receivable through a pre-negotiated plan of reorganization. The Company had previously reached an agreement in 1993 to restructure its mortgage notes receivable secured by Frenchman's Reef with the general partner of Frenchman's Reef Beach Associates ("FRBA"), the owner of the hotel. In conjunction with the agreement, FRBA filed a pre-negotiated chapter 11 petition in September 1993. During the reorganization period, the Company continued to receive cash payments on its mortgage notes receivable under a cash collateral order approved by the Bankruptcy Court. Under the plan of reorganization, which was approved by the Bankruptcy Court on December 16, 1994, the Company obtained ownership and control of the hotel. The Company recorded the net assets of Frenchman's Reef at their respective fair market values at the time of restructuring. The fair market values were determined based on a recent appraisal of the hotel and approximated the book value of the mortgage note receivable of $50,000,000. Upon taking control of the property, the Company reallocated its basis in the mortgage note receivable of $50,000,000 to the various operating assets acquired (principally land, hotel building and furniture and fixtures) and no gain or loss was recorded in the transaction.


(d) From 1988 through 1990, PMI loaned entities controlled by Allan Rose and Arthur Cohen ("Rose and Cohen") an aggregate of $100,890,000 fully secured by property and/or personal guarantees. Based on PMI's estimate of the value of the collateral and the personal guarantees of Rose and Cohen and discussions related to the possible early payment of the loan, PMI wrote down the loan to $50,000,000 as

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES of June 30, 1990 and discontinued the accrual of interest. As a result of further evaluation of the collateral and personal guarantees, the Company valued the note at $25,000,000 in connection with the adoption of fresh start reporting pursuant to SOP 90-7 as of July 31, 1992, the Effective Date. During 1993, the Company reached a settlement with Rose and Cohen of an adversary proceeding regarding a promissory note and personal guarantee, commenced by a subsidiary of PMI during 1991. The settlement provided for Rose or his affiliate to pay the Company the sum of $25 million, plus proceeds from approximately 1.1 million shares of the Company's common stock held by Rose.

    Financial Security Assurance, Inc. ("FSA") asserted that it was entitled to receive the settlement proceeds under the terms of a certain intercreditor agreement. In April 1994, the Court approved the settlement and ruled that the Company had an exclusive right to the settlement proceeds. Upon receipt of the order, the Company used the $25 million of settlement proceeds to retire certain senior secured notes (see Note 6). On April 21, 1994, FSA filed its notice of appeal of the Court's order. During 1994, Rose sold approximately 1.0 million shares of the Company's common stock under the terms of the settlement for net proceeds of approximately $6.2 million. Since the Rose and Cohen note had a book value of $25 million at the time of the settlement, approximately $6.2 million was recorded as other income in the Company's statement of operations.

    All proceeds received pursuant to the settlement after April 21, 1994 have been held in escrow until an order on the appeal is received. The Company believes that FSA is unlikely to prevail on its claim, and as a result, does not believe it will have a material impact on the accompanying consolidated financial statements. Upon receipt of a favorable order from the Court, substantially all of the net proceeds are required to be used to retire additional debt (see Note 6).

NOTE 4 -- PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         ---------------------      YEARS OF
                                                           1993         1994       USEFUL LIFE
                                                         --------     --------     -----------
    Land and land leased to others.....................  $ 29,407     $ 49,438
    Hotels.............................................   109,671      200,706       20 to 40
    Furniture, fixtures and autos......................    21,879       46,021        3 to 10
    Leasehold improvements.............................    10,222       11,336        3 to 40
    Construction in progress...........................     2,555        1,457
    Properties held for sale...........................     8,355        8,898
                                                         --------     --------
      Sub-total........................................   182,089      317,856
      Less accumulated depreciation and amortization...    (9,303)     (18,565)
                                                         --------     --------
              Totals...................................  $172,786     $299,291
                                                         ========     ========

     At December 31, 1994, the Company was the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $8,074,000 pursuant to noncancelable operating leases expiring on various dates through 2013. Minimum future rentals under such leases are $10,132,000, of which $3,961,000 is scheduled to be received in the aggregate during the five-year period ending December 31, 1999.

     Depreciation and amortization expense on property, equipment and leasehold improvements was $2,784,000 for the five months ended December 31, 1992 and $7,015,000 and $9,300,000 for the years ended December 31, 1993 and 1994, respectively.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     During the years ended December 31, 1993 and 1994, the Company capitalized $0 and $836,000, respectively, of interest related to borrowings used to finance hotel construction.

NOTE 5 -- OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                        1993        1994
                                                                       -------     -------
    Accounts payable.................................................  $ 2,025     $ 4,436
    Interest.........................................................    4,454       3,115
    Accrued payroll and related benefits.............................    2,190       2,490
    Accrued expenses.................................................    1,592       4,182
    Insurance reserves...............................................    6,206       5,123
    Other............................................................    5,978       4,558
                                                                       -------     -------
              Totals.................................................  $22,445     $23,904
                                                                       =======     =======

NOTE 6 -- DEBT

     Debt consists of the following (in thousands):

                                                                         DECEMBER 31,
                                                                     ---------------------
                                                                       1993         1994
                                                                     --------     --------
    Secured notes(a)...............................................  $ 86,683     $ 52,580
    Mortgages and other notes payable(b)...........................    99,946      131,249
    Borrowings under credit agreement..............................     1,271           --
                                                                     --------     --------
    Total debt.....................................................   187,900      183,829
    Less current maturities........................................   (19,282)      (5,284)
                                                                     --------     --------
         Debt, net of current portion..............................  $168,618     $178,545
                                                                     ========     ========

- ---------------
(a) Pursuant to the Plan, the Company issued two classes of Secured Notes which are identified as "Senior Secured Notes" and "Junior Secured Notes". The aggregate principal amount of Senior Secured Notes issued under the Plan was $91,300,000, comprised of $30,100,000 of 8.20% Fixed Rate Senior Secured Notes and $61,200,000 of Adjustable Rate Senior Secured Notes. The aggregate principal amount of Junior Secured Notes issued under the Plan was approximately $70,000,000.

    During 1994, the Company repurchased $6,527,000 of its Adjustable Rate Senior Secured Notes, $217,000 of its 8.20% Senior Secured Notes and $461,000 of its 9.20% Junior Secured Notes for an aggregate purchase price of $7,018,000. The repurchases resulted in pretax extraordinary gains of $187,000. In April 1994, the Company retired its Senior Secured Notes with a pre-payment of $26,408,000.

    In addition to the repurchases described above, during 1994 the Company purchased through a third party agent approximately $5,200,000 of its Senior Secured Notes and Junior Secured Notes for aggregate consideration of approximately $4,800,000. These notes are currently held by the third party agent and have not been retired due to certain restrictions under the note agreements. The purchases were recorded as investments on the Company's balance sheet and no gain will be recorded on these transactions until the notes mature or are redeemed. In April 1994, approximately $1,100,000 of the notes were retired from the proceeds of the Rose and Cohen settlement (See
    Note 3) resulting in a pretax extraordinary gain of approximately $100,000. In August 1994, approximately $37,000 was retired

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES resulting in a pretax extraordinary gain of $5,000. As of December 31, 1994, the Company had unrecognized holding gains of approximately $295,000 related to these securities.

    In 1994, the Company received consents from the required holders of its Junior Secured Notes to remove certain debt covenants which placed limitations on the Company's hotel development spending. In consideration of the amendment consent, the Company agreed to increase the coupon interest rate from 9.2% to 10.0% and to shorten the maturity by one year, from July 31, 2000 to July 31, 1999. In addition, the designation of these notes was changed from Junior Secured Notes to Senior Secured Notes, as the original Senior Secured Notes were retired.

    The collateral for the Secured Notes consists primarily of mortgages and notes receivable and real property, net of related liabilities (the "Secured Note Collateral"), with a book value of $92,215,000 as of December 31, 1994.

    Interest on the Secured Notes is payable semi-annually. The Secured Notes require that 85% of the cash proceeds from the Secured Note Collateral be applied first to interest then to prepayment of principal. Aggregate principal payments on the Secured Notes are required in order that one-third of the principal balance outstanding on December 31, 1996 is paid by July 31, 1998 and all of the balance is paid by July 31, 1999. To the extent the cash proceeds from the Secured Note Collateral are insufficient to pay interest or required principal payments on the Secured Notes, the Company will be obligated to pay any deficiency out of its general corporate funds.

    The Secured Notes contain covenants which, among other things, require the Company to maintain a net worth of at least $100,000,000, and preclude cash distributions to stockholders, including dividends and redemptions, until the Secured Notes have been paid in full.

(b) The Company has mortgage and other notes payable of approximately $74,713,000 that are secured by mortgage notes receivable and hotel properties with a book value of $110,476,000. Principal and interest on these mortgages and notes are generally paid monthly. At December 31, 1994 these notes bear interest at rates ranging from 6.6% to 12.45% and mature through 2008.

    At December 31, 1994, the Company has outstanding loans in the amount of $39,896,000 payable to ShoLodge, Inc. ("ShoLodge"). The foregoing loans are secured by AmeriSuites hotel properties with an aggregate book value of $63,824,000. The notes bear interest at 10.25% and mature in April 1997. The Company expects to incur an additional $3,600,000 of debt in the first quarter of 1995 in connection with its purchase of ShoLodge's option to acquire a 50% interest in Suites of America, Inc., a wholly owned subsidiary of the Company (see Note 9).

    The Company has $11,614,000 of notes restructured under the Plan which bear interest at rates ranging from 8.00% to 9.20% per annum payable semi-annually. Prior to maturity, principal amounts outstanding will be paid semi-annually based on a thirty-year amortization schedule. Each note matures on July 31, 2002 and is secured by a lien on mortgage notes receivable and hotel properties with a book value of $11,129,000 at December 31, 1994.

    The Company has other notes of $3,156,000, which bear interest at rates ranging from 8.0% to 8.2% and mature through 1999.

    In February 1995, the Company obtained $39 million of mortgage financing secured by hotels under two separate loan agreements. Both loans bear interest at variable rates (approximately 10.50% at December 31, 1994) and mature in 2000.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     Maturities of long-term debt for the next five years ending December 31 are as follows (in thousands):

            1995......................................................  $  5,284
            1996......................................................    41,073
            1997......................................................    45,687
            1998......................................................     3,617
            1999......................................................    54,717
            Thereafter................................................    33,451
                                                                        --------
            Total.....................................................  $183,829
                                                                        ========

NOTE 7 -- LEASE COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases various hotels under lease agreements with initial terms expiring at various dates from 1995 through 2022. The Company has options to renew certain of the leases for periods ranging from 1 to 99 years. Rental payments are based on minimum rentals plus a percentage of the hotel properties' revenues in excess of stipulated amounts.

     The following is a schedule, by year, of future minimum lease payments required under the remaining operating leases that have terms in excess of one year as of December 31, 1994 (in thousands):

            1995......................................................  $  4,630
            1996......................................................     4,597
            1997......................................................     4,565
            1998......................................................     4,533
            1999......................................................     4,500
            Thereafter................................................    95,638
                                                                        --------
            Total.....................................................  $118,463
                                                                        ========

     Rental expense for all operating leases, including those with terms of less than one year, consist of the following for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994
(in thousands):

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1992       1993       1994
                                                               ------     ------     ------
    Rentals..................................................  $1,844     $5,009     $4,654
    Contingent rentals.......................................     266        764        823
                                                               ------     ------     ------
              Rental expense.................................  $2,110     $5,773     $5,477
                                                               ======     ======     ======

  Employee Benefits

     The Company does not provide any material post employment benefits to its current or former employees.

  Contingent Claims

     The Company is involved in various other proceedings incidental to the normal course of its business. The Company believes that the resolution of these contingencies will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

  Financial Instruments and Concentration of Credit Risk

     The Company's accounts receivable and mortgages and other notes receivable (see Note 3) are derived primarily from and are secured by hotel properties, which constitutes a concentration of credit risk. These notes are subject to many of the same risks as the Company's operating hotel assets. A significant portion of the collateral is located in the Northeastern and Southeastern United States.

     In addition to the hotel property related receivables referred to above, the Company's financial instruments include (i) assets; cash and cash equivalents and restricted cash investments and (ii) liabilities; trade and notes payable and long-term debt (see Note 6). As described in Note 1, in connection with the adoption of fresh start accounting as of July 31, 1992, the Company revalued its assets and liabilities at amounts approximating fair market value. Since there have been no substantive adverse changes in market conditions since the date of the revaluation and on the basis of market quotes and experience on recent redemption offers for the Company's long-term debt, the Company believes that the carrying amount of these financial instruments approximated their fair market value as of December 31, 1993 and 1994.

     As a result of the reorganization proceedings and the rejection of certain leases, management contracts and other guarantees, the Company has no other material off-balance-sheet liabilities or credit risk as of December 31, 1994.

NOTE 8 -- INCOME TAXES

     The provision for income taxes (including amounts applicable to extraordinary items) consisted of the following for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994
(in thousands):

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                1992      1993        1994
                                                                ----     -------    --------
    Current:
      Federal.................................................  $ --     $ 2,167    $    970
      State...................................................   139         220          28
                                                                ----     -------    --------
                                                                 139       2,387         998
    Deferred:
      Federal.................................................   789       5,049       9,780
      State...................................................    --       1,017       1,514
                                                                ----     -------    --------
                                                                 789       6,066      11,294
                                                                ----     -------    --------
              Total...........................................  $928     $ 8,453    $ 12,292
                                                                ====      ======     =======

     Income taxes are provided at the applicable federal and state statutory rates.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The tax effects of the temporary differences in the areas listed below resulted in deferred income tax provisions for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994
(in thousands):

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                1992      1993       1994
                                                                ----     -------    -------
    Utilization of net operating loss.........................  $789     $ 4,525    $ 5,861
    Amortization of pre-fresh start basis
      differences -- properties
      and notes...............................................    --       1,322      5,632
    Depreciation..............................................    --         144        200
    Leasehold reserves........................................    --          --        450
    Property transactions.....................................    --          --        320
    Other.....................................................    --          75     (1,169)
                                                                ----     -------    -------
              Total...........................................  $789     $ 6,066    $11,294
                                                                ====      ======    =======

     At December 31, 1994, the Company had available federal net operating loss carryforwards of approximately $117,500,000 which will expire beginning in 2005 and continuing through 2007. Of this amount, $104,800,000 is subject to an annual limitation of $8,735,000 under the Internal Revenue Code due to a change in ownership of the Company upon consummation of the Plan. The Company also has potential state income tax benefits relating to net operating loss carryforwards of approximately $9,262,000 which will expire during various periods from 1995 to 2006. Certain of these potential benefits are subject to annual limitations similar to federal requirements due to factors such as the level of business conducted in each state and the amount of income subject to tax within each state's carryforward period.

     In accordance with FAS 109, the Company has not recognized the future tax benefits associated with the net operating loss carryforwards or with other temporary differences. Accordingly, the Company has provided a valuation allowance of approximately $41,000,000 against the deferred tax asset as of December 31, 1994. To the extent any available carryforwards or other tax benefits are utilized, the amount of tax benefit realized will be treated as contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes. For the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994 the Company recognized $789,000, $4,525,000 and $5,861,000, respectively, of such tax benefits as a contribution to stockholders' equity. Additionally, the Company recognized $6,954,000 as a contribution to stockholders' equity for the year ended December 31, 1994, which represents the amortization of pre-fresh start tax basis differences related to properties and notes receivable. As a result of reflecting substantially all of the deferred tax provisions as a contribution to stockholders' equity, the Company had no material deferred tax assets or liabilities as of December 31, 1993 and 1994.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 9 -- RELATED PARTY TRANSACTIONS

     The following summarizes significant financial information with respect to transactions with present and former officers, directors, their relatives and certain entities they control or in which they have a beneficial interest for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994
(in thousands):

                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                  1992     1993      1994
                                                                  ----     ----     -------
    Management and other fee income(a)..........................  $312     $810     $ 1,165
    Interest income(a)..........................................    72       14       1,283
    Management fee expense(b)...................................   162      222         679
    Interest expense(b).........................................   332      475         461
    Reservation fee expense(b)..................................   101      468         317

- ---------------

(a) The Company manages 15 hotels for partnerships in which related parties own various interests. The income amounts shown above primarily include transactions related to these hotel properties.

(b) In 1991, the Company entered into an agreement with ShoLodge, a company controlled by a former director, whereby ShoLodge was appointed the exclusive agent to develop and manage certain hotel properties. The Company had loans payable to ShoLodge of $39,896,000 at December 31, 1994 related to the development of hotels. The Company also uses the ShoLodge reservation system for its Wellesley and AmeriSuites properties.


    In 1993, the Company and its wholly-owned subsidiary, Suites of America, Inc. ("SOA") entered into agreements with ShoLodge designed to further the growth of its AmeriSuites hotels from the six hotels owned by the Company at that time. Pursuant to these agreements, (i) ShoLodge agreed to build and finance six additional AmeriSuites hotels and received an option to purchase a 50% interest in SOA and (ii) the Company received an option pursuant to which it could require ShoLodge to purchase a 50% interest in SOA. By December 1994, ShoLodge completed the development of these six hotels, five of which SOA acquired during 1993 and 1994, subject to mortgages held by ShoLodge. The Company recorded the assets and liabilities (including the mortgages payable to ShoLodge) of the five hotels and consolidated their results of operations from the date of acquisition. Upon completion of the six new hotels and the exercise of the option by either ShoLodge or the Company, ShoLodge was to forgive its mortgage interests on the five hotels owned by the Company and contribute its ownership interest on the remaining hotel and thereby acquire a 50% interest in SOA.



    The exercise of the option by ShoLodge was scheduled to occur in January 1995, when the Company and ShoLodge began to negotiate the Company's buyout of ShoLodge's option. In February 1995, the Company entered into an agreement to acquire ShoLodge's option to purchase the 50% interest in SOA and also acquired the ownership interest of the remaining AmeriSuites hotel not already owned by the Company. The consideration payable by the Company was determined on an arm's-length basis and was based upon the fair market value of the properties. The consideration totals $19,700,000 and is comprised of (i) $16,100,000, which will be paid in three cash installments during 1995, plus (ii) $18,500,000, which will be paid in notes maturing in 1997, less (iii) $14,900,000 of existing debt on five hotels, which will be forgiven at face value. The transaction will result in a net increase of approximately $3,600,000 of long-term debt, resulting in total debt of $43,500,000 owed to ShoLodge. No gain or loss will be recorded on the forgiveness of debt. As a result of this transaction, the Company assumed management of these hotels.


NOTE 10 -- COMMON STOCK AND COMMON STOCK EQUIVALENTS

     Pursuant to the Plan, on July 31, 1992 the Company began distributing shares of common stock to certain claimants and holders of PMI stock. The Plan provided for issuance of up to 33,000,000 shares of common

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES stock; however, the number of shares ultimately distributed were 29,913,000. The consolidated financial statements had previously given full effect to the issuance of the maximum amount of 33,000,000 shares under the Plan. During 1994, when the Company resolved the final share distribution, it restated net income for all prior periods to reflect the 9.4% reduction in the number of shares. In addition to the shares distributed under the Plan, warrants to purchase 2,106,000 shares of the Company's common stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share and expire five years after the date of grant. The exercise price was determined from the average per share daily closing price of the Company's common stock during the year following its reorganization on July 31, 1992. As of December 31, 1994 warrants to purchase 250,497 shares have been exercised.

     On July 31, 1992, the Company adopted various stock option and performance incentive plans under which options to purchase up to 1,650,000 shares of common stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. During 1992, options to purchase 350,000 shares were granted to officers and directors, 240,000 of which are exercisable at December 31, 1994. In addition, options to purchase 330,000 shares were granted to a former officer in 1992. Such options are currently exercisable and expire on July 31, 1995. At December 31, 1994, 180,000 of these options were exercised. The exercise prices of the above options are based on the average market price one year from the date of grant which was determined to be $2.71 per share. Based on this exercise price, the amount of compensation expense attributable to these options was $225,000 and $60,000 for the years ended December 31, 1993 and 1994, respectively.

     In June 1993, options to purchase 393,000 shares of common stock were granted to employees under the Company's stock option plan. The options were granted at $3.63, which approximates the fair market value at the date of grant. Generally, options can be exercised during a participant's employment with the Company in equal annual installments over a three-year period and expire six years after the date of grant. During 1994, 41,080 shares were exercised.

     In August 1993, options to purchase 315,000 shares of common stock were granted to the members of the Company's Board of Directors. The options were granted at $3.20, which approximates the fair market value at the date of grant. One-third of these options became exercisable at the date of grant and the remaining options can be exercised in equal annual installments over a two-year period. The options expire six years after the date of grant. During 1994, 25,000 shares were exercised.

     In January 1994, options to purchase 50,000 shares of common stock were granted to a member of the Company's Board of Directors. The options were granted at $7.375, which approximates the fair market value at the date of grant. The options can be exercised in equal annual installments over a four year period. The options expire six years after the date of grant.

     In August 1994, options to purchase 317,100 shares of common stock were granted to employees under the Company's performance incentive plan. The options were granted at $7.625, which approximates the fair market value at the date of grant. Generally, options can be exercised during a participant's employment with the Company in equal annual installments over a three-year period and expire six years after the date of grant.

     In December 1994, options to purchase 30,000 shares of common stock were granted to new members of the Company's Board of Directors. The options were granted at $7.125, which approximates the fair market value at the date of grant. One-third of these options became exercisable at the date of grant and the remaining options can be exercised in equal annual installments over a two year period. The options expire six years after the date of grant.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The following is a summary of the various stock option plans:

                                                                                  OPTION
                                                                   NUMBER          PRICE
                                                                  OF SHARES      PER SHARE
                                                                  ---------     -----------
    Outstanding -- December 31, 1992............................    680,000           $2.71
    Granted.....................................................    728,000     $2.71-$3.63
    Exercised...................................................    (30,000)          $2.71
    Cancelled...................................................    (77,000)    $2.71-$3.63
                                                                  ---------
    Outstanding at December 31, 1993............................  1,301,000
                                                                  ---------
    Granted.....................................................    397,000     $7.38-$7.63
    Exercised...................................................   (216,000)    $2.71-$3.63
    Cancelled...................................................    (40,000)    $3.63-$7.63
                                                                  ---------
    Outstanding at December 31, 1994............................  1,442,000
                                                                   ========
    Exercisable at December 31, 1994............................    700,000     $2.71-$7.63
                                                                   ========

NOTE 11 -- SUPPLEMENTAL CASH FLOW INFORMATION

     The following summarizes non-cash investing and financing activities for the five months ended December 31, 1992 and the years ended December 31, 1993 and 1994 (in thousands):

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1992       1993       1994
                                                              ------     ------     -------
    Hotels acquired in exchange for the assumption of
      mortgage
      notes payable.........................................  $   --     $9,161     $18,718
    Hotels received in settlement of mortgage notes
      receivable............................................   7,800      3,500      54,521
    Sale of hotel in exchange for a mortgage note
      receivable............................................  $   --     $6,500     $ 1,497

     Cash paid for interest was $2,981,000 for the five months ended December 31, 1992 and $16,347,000 and $15,503,769 for the years ended December 31, 1993 and 1994, respectively.

     Cash paid for income taxes was $0 for the five months ended December 31, 1992 and $2,697,000 and $1,900,000 for the years ended December 31, 1993 and 1994, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
     Stockholders of Prime Hospitality Corp.:

We have audited the accompanying consolidated balance sheet of Prime Hospitality Corp. (a Delaware corporation) and subsidiaries ("the Company") as of July 31, 1992 and the related consolidated statements of operations, stockholders' equity and cash flows for the one month then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Hospitality Corp. and subsidiaries as of July 31, 1992 and the results of their operations and their cash flows for the one month then ended in conformity with generally accepted accounting principles.

As discussed in Note 7, the Company held an investment in a mortgage note receivable from certain entities with a face value of $100,890,000 that is valued at $25,000,000 at July 31, 1992. The realization of this investment is dependent primarily on the ability of the Company to recover such amount pursuant to the personal guarantees provided by two individuals who control the entities that are the obligors under the mortgage note and own the hotel properties that serve as the underlying collateral for the note. The Company has commenced a legal action to recover pursuant to such guarantees; however, the financial statements do not include any adjustments that might result from the outcome of this matter.

Roseland, New Jersey                                 Arthur Andersen LLP
March 10, 1993

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Prime Motor Inns, Inc. (Debtor-in-Possession)

We have audited the consolidated balance sheet of Prime Motor Inns, Inc. and Subsidiaries (Debtors-in-Possession) as of June 30, 1992, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prime Motor Inns, Inc. and Subsidiaries (Debtors-in-Possession) as of June 30, 1992, and their results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in Note 7, the Company held an investment in a mortgage note receivable from certain entities with a face value of $100,890,000 that had been written down to $30,000,000 at June 30, 1992. The realization of the carrying value is dependent primarily on the ability of the Company to recover such amount pursuant to the personal guarantees provided by the two individuals who control the entities that are the obligors under the mortgage note and the owners of the hotel properties that serve as the underlying collateral for the loan. The Company has commenced a legal action to recover pursuant to such guarantees; however, the outcome of this action is not presently determinable.

As discussed in Note 11, the Company has reflected pre-petition and certain post-petition claims in the consolidated balance sheet as of June 30, 1992 as liabilities subject to compromise based on its estimate of the aggregate amount that will ultimately be allowable for settlement upon consummation of the plan of reorganization;

however, the aggregate amount claimed by creditors is substantially in excess of the liability recorded by the Company. The actual aggregate amount of allowable pre and post-petition claims cannot presently be determined.

As discussed in Note 14, the Company and certain of its present and former officers and directors are defendants in certain consolidated class action complaints alleging federal securities law violations and other claims. The ultimate outcome of such litigation cannot presently be determined.

The eventual outcome of the matters discussed in the three preceding paragraphs is not presently determinable and the consolidated financial statements as of June 30, 1992 and for the year then ended do not include any adjustments relating to the resolution of those uncertainties.

As discussed in Note 2, the Company's plan of reorganization became effective on July 31, 1992, and it will implement the guidance as to the accounting for entities emerging from Chapter 11 set forth in Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("Fresh Start Reporting") as of that date. The Company has not presently determined the amounts that will be recorded under Fresh Start Reporting. However, the implementation of Fresh Start Reporting as a result of the Company's emergence from Chapter 11 will materially change the amounts reported in consolidated financial statements as of and for periods ending subsequent to July 31, 1992. As a result of the reorganization and the implementation of Fresh Start Reporting, assets and liabilities will be recorded at fair values and outstanding obligations relating to the claims of creditors will be discharged primarily in exchange for cash, new indebtedness and equity. The accompanying consolidated financial statements as of June 30, 1992 and for the year then ended do not give effect to any adjustments that will be made as a result of the Company's reorganization and emergence from Chapter 11.



                                                     J.H. Cohn & Company

Roseland, New Jersey
September 24, 1992

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     FRESH START REPORTING WAS IMPLEMENTED AND THE PURCHASE METHOD OF ACCOUNTING WAS APPLIED TO RECORD THE FAIR VALUE OF ASSETS AND ASSUMED LIABILITIES OF THE REORGANIZED COMPANY AT JULY 31, 1992. ACCORDINGLY, THE ACCOMPANYING BALANCE SHEET AS OF JULY 31, 1992 IS NOT COMPARABLE IN ALL MATERIAL RESPECTS TO SUCH STATEMENT AS OF ANY DATE PRIOR TO JULY 31, 1992 SINCE THE BALANCE SHEET IS THAT OF A NEW ENTITY.

                                                                                     JUNE 30,    |     JULY 31,
                                                                                       1992      |       1992
                                                                                     --------    |     --------
                                                ASSETS                                           |
                                                                                                 |
Current assets:                                                                                  |
     Cash and cash equivalents..............................................         $ 60,142    |     $ 39,493
     Restricted cash........................................................             --      |       22,835
     Accounts receivable, net of reserves...................................            7,962    |        9,115
     Current portion of mortgages and                                                            |
         other notes receivable.............................................           63,506    |       48,006
     Other current assets...................................................            1,895    |        4,254
                                                                                     --------    |     --------
         Total current assets...............................................          133,505    |      123,703
                                                                                                 |
Restricted cash.............................................................           43,947    |        1,232
Property, equipment and leasehold                                                                |
     improvements, net of accumulated                                                            |
     depreciation and reserves..............................................          179,472    |      160,417
Mortgages and other notes receivable,                                                            |
     net of current portion, writedowns                                                          |
     and valuation reserves.................................................          194,443    |      178,543
Other assets................................................................            2,751    |        4,755
                                                                                     --------    |     --------
                                                                                                 |
     TOTAL ASSETS ..........................................................         $554,118    |     $468,650
                                                                                     ========    |     ========


          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (CONTINUED)

                                                                              JUNE 30,  |   JULY 31,
                                                                                1992    |     1992
                                                                              --------  |  --------
                            LIABILITIES AND STOCKHOLDERS'                               |
                                 EQUITY (DEFICIENCY)                                    |
                                                                                        |
Current liabilities:                                                                    |
     Notes payable.....................................................      $   5,971  |  $  5,971
     Current portion of long-term debt.................................             81  |    61,917
     Other current liabilities.........................................         25,944  |    31,136
                                                                             ---------  |  --------
              Total current liabilities................................         31,996  |    99,024
                                                                                        |
Long-term debt, net of current portion.................................          8,921  |   204,438
Deferred income........................................................         36,243  |      --
Other liabilities......................................................           --    |    29,588
                                                                             ---------  |  --------
              Total liabilities not                                                     |
                subject to compromise..................................         77,160  |   333,050
                                                                             ---------  |  --------
                                                                                        |
Liabilities subject to compromise......................................        706,250  |      --
                                                                             ---------  |  --------
              Total liabilities........................................        783,410  |   333,050
                                                                             ---------  |  --------
                                                                                        |
Commitments and contingencies                                                           |
                                                                                        |
Stockholders' equity (deficiency):                                                      |
     Preferred stock, par value $1.00 per                                               |
         share; 5,000,000 shares authorized;                                            |
         none issued; cancelled July 31, 1992..........................           --    |      --
     Preferred stock, par value $.10 per                                                |
         share; 20,000,000 shares authorized;                                           |
         none issued...................................................           --    |      --
     Common stock; par value $.05 per                                                   |
         share; 100,000,000 shares authorized;                                          |
         33,662,334 shares issued; cancelled                                            |
         July 31, 1992.................................................          1,683  |      --
     Common stock, par value $.01 per share;                                            |
         50,000,000 shares authorized;                                                  |
         33,000,000 shares issued and                                                   |
         outstanding...................................................           --    |       330
     Capital in excess of par value....................................        311,355  |   135,270
     Retained earnings (accumulated deficit)...........................       (539,125) |      --
     Treasury stock, 634,535 shares at                                                  |
         cost; cancelled July 31, 1992.................................         (3,205) |      --
                                                                             ---------  |  --------
              Total stockholders' equity                                                |
                  (deficiency).........................................       (229,292) |   135,600
                                                                             ---------  |  --------
              TOTAL LIABILITIES AND                                                     |
                  STOCKHOLDERS' EQUITY                                                  |
                  (DEFICIENCY).........................................      $ 554,118  |  $468,650
                                                                             =========  |  ========


          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR       ONE MONTH
                                                                   ENDED         ENDED
                                                                  JUNE 30,     JULY 31,
                                                                    1992         1992
                                                                  --------     --------
Revenues:

    Rooms.....................................................    $ 75,082     $  5,133
    Food and beverage.........................................      20,841          693
    Management and other fees.................................      11,031          785
    Interest and dividend income..............................      24,127        1,949
    Other.....................................................       3,109          233
                                                                  --------     --------
             Total revenues...................................     134,190        8,793
                                                                  --------     --------

Costs and expenses:
    Direct operating expenses:
        Rooms.................................................      21,692        1,421
        Food and beverage.....................................      17,082          681
    Other operating and general
        expenses..............................................      65,184        4,302
    Depreciation and amortization.............................       7,635          680
    Interest (contractual interest
        of $36,252 for fiscal 1992 and
        $3,079 for July 1992).................................       8,245          779
    Valuation writedowns and reserves.........................      62,123       13,000
                                                                  --------     --------
             Total costs and expenses.........................     181,961       20,863
                                                                  --------     --------

Loss before reorganization items,
    income taxes and extraordinary items......................     (47,771)    (12,070)
Reorganization items..........................................     (23,194)       1,796
                                                                  --------     --------

Loss before income taxes and
    extraordinary items.......................................     (70,965)     (10,274)
Provision for income taxes....................................       1,000         --
                                                                  --------     --------

Loss before extraordinary items...............................     (71,965)     (10,274)

Extraordinary items:
    Gain on discharge of indebtedness.........................        --        249,600
                                                                  --------     --------

NET INCOME (LOSS).............................................    $(71,965)    $239,326
                                                                  ========     ========

Income (loss) per common share:
    Primary:

        Operations............................................    $  (2.18)    $   (.31)
        Extraordinary items...................................        --           7.56
                                                                  --------     --------

NET INCOME (LOSS).............................................    $  (2.18)    $   7.25
                                                                  ========     ========

         See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  Capital
                                                                    in         Retained                                  Total
                                            Common Stock          Excess       Earnings          Treasury Stock      Stockholders'
                                       --------------------       of Par     (Accumulated)     -----------------        Equity
                                       Shares        Amount       Value        Deficit)        Shares     Amount     (Deficiency)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1991...............   33,662,334    $ 1,683    $ 311,355    $(467,160)       (634,535)   $(3,205)    $(157,327)
Net loss............................       --           --          --         (71,965)           --          --        (71,965)
                                       ----------    -------    ---------    ---------        --------    -------     ---------

Balance June 30, 1992...............   33,662,334      1,683      311,355     (539,125)       (634,535)    (3,205)     (229,292)
Net income..........................       --           --          --         239,326            --          --        239,326
Cancellation of former
    equity interests in
    connection with emergence
    from bankruptcy.................  (33,662,334)    (1,683)    (311,355)        --           634,535      3,205      (309,833)
Issuance of new equity
    interests in connection
    with emergence from
    bankruptcy......................   33,000,000        330      135,270         --              --          --        135,600
Elimination of accumulated
  deficit in connection with
  emergence from bankruptcy........        --           --          --        299,799             --          --        299,799
                                       ----------    -------    ---------    ---------        --------    -------     ---------

Balance July 31, 1992...............   33,000,000    $   330    $ 135,270    $    --              --      $   --      $ 135,600
                                       ==========    =======    =========    =========        ========    =======     =========



          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR          ONE MONTH
                                                                    ENDED            ENDED
                                                                   JUNE 30,         JULY 31,
                                                                     1992             1992
                                                                   --------       ---------
Cash flows from operating activities:
   Net income (loss)...........................................    $(71,965)     $ 239,326
   Adjustments to reconcile net income (loss)
      to net cash provided by (used in) operating
      activities before reorganization items:
      Depreciation and amortization............................       7,635            680
      Valuation writedowns and reserves........................      62,123         13,000
      Provisions for lease rejection damages,
          guarantees of third party debt and other
          bankruptcy related claims............................       6,017            --
      Loss on disposal of assets...............................       2,307            --
      Reorganization items.....................................       9,072            604
      Gain on discharge of indebtedness........................        --         (249,600)
      Increase (decrease) from changes in other
          operating assets and liabilities:
          Accounts receivable..................................       2,200         (1,153)
          Tax refund receivable................................      30,874           --
          Other operating assets...............................       5,075         (2,359)
          Other operating liabilities..........................      (5,797)        (4,857)
                                                                   --------      ---------


          Net cash provided by (used in) operating
             activities before reorganization items............      47,541         (4,359)
                                                                   --------      ---------

Reorganization items:
   Interest earned on accumulated cash resulting
      from Chapter 11 proceedings..............................       4,427            298
   Decrease in liabilities subject to compromise...............     (17,183)          (677)
   Professional fees and other expenses for
      services rendered in connection with
      Chapter 11 proceedings...................................     (13,499)          (902)
                                                                   --------      ---------

          Net cash used in reorganization
             activities........................................     (26,255)        (1,281)
                                                                   --------      ---------
          Net cash provided by (used in) operating
             activities........................................      21,286          (5,640)
                                                                   --------       ---------


          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (CONTINUED)

                                                                          YEAR         ONE MONTH
                                                                          ENDED          ENDED
                                                                         JUNE 30,       JULY 31,
                                                                          1992            1992
                                                                         -------       ---------
Cash flows from investing activities:
   Proceeds from mortgages and other notes
      receivable....................................................       10,160            (70)
   Disbursements for mortgages and other notes
      receivable....................................................          (42)          --
   Sale of property, net............................................        4,168           --
   Purchases of property, equipment and
      leasehold improvements........................................      (14,141)          (692)
   Additions to restricted cash.....................................       (5,746)          --
   Decrease in restricted cash......................................         --           19,880
   Increase (decrease) in other assets..............................         --              196
                                                                         --------       --------

          Net cash provided by (used in)
            investing activities....................................       (5,601)       19,314
                                                                         --------       --------

Cash flows from financing activities:
   Proceeds from notes payable and
      long-term debt................................................        9,613           --
   Payments of notes payable and
      long-term debt................................................      (25,905)       (34,323)
                                                                         --------       --------

          Net cash used in
            financing activities....................................      (16,292)       (34,323)
                                                                         --------       --------

NET DECREASE IN CASH AND CASH EQUIVALENTS...........................         (607)       (20,649)

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD..............................................       60,749         60,142
                                                                         --------       --------

CASH AND CASH EQUIVALENTS AT
   END OF PERIOD....................................................     $ 60,142       $ 39,493
                                                                         ========       ========


          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           JUNE 30 AND JULY 31, 1992

Note 1 - Reorganization and Emergence From Chapter 11

         Prime Hospitality Corp. became the successor corporation to Prime Motor Inns, Inc. on July 31, 1992. As used herein, the "Company" refers to Prime Hospitality Corp. and subsidiaries, "PMI" refers to Prime Motor Inns, Inc. and subsidiaries and "Prime Motor Inns" refers to Prime Motor Inns, Inc., the parent company only. The accompanying consolidated financial statements and notes thereto reflect the activities of the Company as of and subsequent to July 31, 1992 and PMI prior to July 31, 1992.

         On September 18, 1990, Prime Motor Inns (predecessor to and former parent of the Company) and fifty of its subsidiaries (together with Prime Motor Inns, the "Debtors") filed voluntary petitions under title 11 of the United States Code ("Chapter 11") in the United States Bankruptcy Court, Southern District of Florida, Miami Division (the "Bankruptcy Court") and began operating as Debtors-In-Possession.

         On September 23, 1991, the Debtors filed their Joint Plan of Reorganization. The Debtors filed their Disclosure Statement for Debtors' Amended Joint Plan of Reorganization and their Amended Joint Plan of Reorganization on November 15, 1991. These plans and the disclosure statement were further amended and restated by the Disclosure Statement and the Second Amended Joint Plan of Reorganization of the Debtors dated January 16, 1992 (the "Plan"). The Plan was confirmed by the Bankruptcy Court on April 6, 1992.

         On July 31, 1992 (the "Effective Date"), the Debtors consummated the Plan and emerged from bankruptcy. On the Effective Date, Prime Motor Inns merged with and into the Company, which had been a wholly-owned subsidiary of Prime Motor Inns. The Company was the surviving corporation in the merger. In addition, certain of the Debtors and other subsidiaries of Prime Motor Inns that did not file petitions under Chapter 11 merged, consolidated or contributed substantially all of their assets to the Company or subsidiaries of the Company.

         On the Effective Date, the Company assumed the obligations of each combining Debtor under the Plan. The Company has distributed Secured Notes and Restructured Notes and is in the process of distributing cash, Tax Notes, Common Stock and Warrants in settlement of pre-petition claims and

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


interests as such claims and interests are processed and settled.

         The American Institute of Certified Public Accountants has issued Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), which provides guidance for financial reporting by Chapter 11 debtors during and following their Chapter 11 cases. The accompanying historical consolidated financial statements of PMI for the period from September 18, 1990 to the Effective Date have been prepared in accordance with SOP 90-7 on the following basis:

- -        Liabilities subject to compromise are segregated.
- -        Transactions and events directly associated with the reorganization proceedings are reported separately.
- -        Interest expense is reported only to the extent it will be paid.

         Also pursuant to SOP 90-7, the Company implemented Fresh Start Reporting (hereinafter defined) upon the emergence of the Debtors from bankruptcy as of the Effective Date (see Note 2).

Note 2 - Fresh Start Reporting

         SOP 90-7 provides for the implementation of Fresh Start Reporting upon the emergence of debtors from bankruptcy if the reorganization value (the approximate fair value) of the assets of the emerging entity immediately prior to emergence is less than the total of all post-petition liabilities and allowed pre-petition claims, and if the holders of existing voting shares immediately before the emergence from bankruptcy receive less than 50% of the voting shares of the emerging entity. A Fresh Start balance sheet reflects assets at their estimated fair value upon the emergence from bankruptcy and liabilities, other than deferred taxes, at the present value of amounts to be paid determined at appropriate current interest rates. The Company met the criteria for implementation of, and implemented Fresh Start Reporting as of the Effective Date.

         Under Fresh Start Reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the Company. Since Fresh Start Reporting has been reflected in the accompanying consolidated balance sheet as of July 31, 1992, this

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


consolidated balance sheet is not comparable in all material respects to any such financial statements as of any prior date or for any period prior to July 31, 1992, since the consolidated balance sheet as of July 31, 1992 is that of a new entity.

         The estimated reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry.

         Reorganization liabilities, consisting of Tax Notes, Restructured and Reinstated Notes, Senior Secured Notes and Junior Secured Notes distributed as of the Effective Date, have been recorded based on face values, which approximate the present values of amounts to be paid determined at appropriate current interest rates. Common Stock has been valued at the excess of the fair value of identifiable assets of the Company over the present value of liabilities.

         Other current liabilities, consisting of those arising from post-petition operating and other expenses not paid as of the Effective Date and obligations arising from certain loans to finance construction, will be paid in full under their original terms and have been presented in the following balance sheet at their historical carrying values.

         The effects of consummating the Plan and implementing Fresh Start Reporting are set forth on PMI's historical consolidated balance sheet as of July 31, 1992 as follows:

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

                     CONSOLIDATED FRESH START BALANCE SHEET
                              AS OF JULY 31, 1992
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               ADJUSTMENTS TO RECORD PLAN
                                            -------------------------------------------------------------------
                                                                                                         FRESH
                                            HISTORICAL                                                   START
                                             BALANCE                                                    BALANCE
                                              SHEET                         EXCHANGE    FRESH            SHEET
                                             7/31/92     DISTRIBUTIONS      OF STOCK    START           7/31/92
                                            -------------------------------------------------------------------
                                                    ASSETS
Current assets:
  Cash and cash equivalents  . . . . . .    $ 39,500    $  --               $--        $  --           $ 39,500
  Restricted cash  . . . . . . . . . . .      27,800       (5,000)(a)        --           --             22,800
  Accounts receivable, net . . . . . . .       9,100       --                --           --              9,100
  Current portion of mortgages
    and other notes receivable . . . . .      64,000      (16,000)(b)        --           --             48,000
  Other current assets . . . . . . . . .       4,300       --                --           --              4,300
                                            -------------------------------------------------------------------
                                             144,700      (21,000)           --           --            123,700

Restricted cash  . . . . . . . . . . . .      35,000      (33,800)(a)        --           --              1,200
Property,equipment and leasehold
  improvements, net  . . . . . . . . . .     179,400       (3,400)(b)        --         (15,600)(f)     160,400
Mortgages and other notes
  receivable, net  . . . . . . . . . . .     180,600       (9,300)(b)        --           7,200 (f)     178,500
Other assets . . . . . . . . . . . . . .       2,500       --                --           2,300 (f)       4,800
                                            -------------------------------------------------------------------
    TOTAL ASSETS . . . . . . . . . . . .    $542,200     ($67,500)           $--        ($6,100)       $468,600
                                            ===================================================================


                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

                     CONSOLIDATED FRESH START BALANCE SHEET
                              AS OF JULY 31, 1992
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                ADJUSTMENTS TO RECORD PLAN
                                            -------------------------------------------------------------------
                                                                                                         FRESH
                                            HISTORICAL                                                   START
                                             BALANCE                                                    BALANCE
                                              SHEET                        EXCHANGE        FRESH         SHEET
                                             7/31/92     DISTRIBUTIONS     OF STOCK        START        7/31/92
                                            -------------------------------------------------------------------

                               LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Notes payable and current
    portion of long-term debt  . . . . .    $  6,100     $  61,800 (c)   $   --         $   --         $ 67,900
  Other current liabilities  . . . . . .      24,600        (3,800)(a)       --            10,300 (f)    31,100
                                            -------------------------------------------------------------------
    Total current liabilities  . . . . .      30,700        58,000           --            10,300        99,000

Long-term debt, net of
  current portion  . . . . . . . . . . .       8,900       195,500 (c)       --             --          204,400
Deferred income  . . . . . . . . . . . .      36,200         --              --           (36,200)(f)     --
Other liabilities  . . . . . . . . . . .       --            2,600 (c)       --            27,000 (f)    29,600
                                            -------------------------------------------------------------------
    Total liabilities not subject
      to compromise  . . . . . . . . . .      75,800       256,100           --             1,100       333,000
Liabilities subject to compromise. . . .     706,000       (35,000)(a)       --             --            --
                                                           (28,700)(b)
                                                          (266,400)(c)
                                                          (375,900)(d)
                                            -------------------------------------------------------------------
    Total liabilities  . . . . . . . . .     781,800      (449,900)          --             1,100       333,000
                                            -------------------------------------------------------------------
Stockholders' equity (deficiency):
  Common stock (33,000,000 shares
    issued; $0.05 par value)(old). . . .       1,700         --             (1,700)(e)      --            --
  Capital in excess of par
    value (old)  . . . . . . . . . . . .     311,300         --           (311,300)(e)      --            --
  Common stock (33,000,000 shares
    issued and outstanding; $0.01
    par value)(new)  . . . . . . . . . .       --              300 (d)       --    (e)      --    (e)       300
Capital in excess of par
  value (new)  . . . . . . . . . . . . .       --          132,500 (d)     309,800 (e)   (307,000)(e)   135,300
Retained earnings
  (accumulated deficit). . . . . . . . .    (549,400)        6,500 (c)       --           299,800 (f)     --
                                                           243,100 (d)
Treasury stock . . . . . . . . . . . . .      (3,200)        --              3,200 (e)      --            --
                                            -------------------------------------------------------------------
    Total stockholders' equity
      (deficiency) . . . . . . . . . . .    (239,600)      382,400           --            (7,200)      135,600
                                            -------------------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY
  (DEFICIENCY) . . . . . . . . . . . . .    $542,200      ($67,500)      $   --           ($6,100)     $468,600
                                            ===================================================================

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

NOTES TO CONSOLIDATED FRESH START BALANCE SHEET

(a) Reflects cash payments of $38,800,000 to creditors on or after the Effective Date in accordance with the terms of the Plan.

(b) Represents mortgage notes, other notes receivable and property, which are offset against creditor claims on the Effective Date in accordance with the terms of the Plan.

(c) Represents long-term debt in the principal amount of $257,300,000 distributed to creditors on or after the Effective Date in accordance with the terms of the Plan and the recognition of $6,500,000 of related gain on discharge of indebtedness. As part of the Plan, the Company distributed approximately $1,400,000 of Tax Notes, approximately $94,600,000 of Restructured and Reinstated Notes, approximately $91,300,000 of Senior Secured Notes and approximately $70,000,000 of Junior Secured Notes. Additionally, approximately $15,000,000 of construction financing related to hotel property development outstanding prior to consummation will be paid based on original terms.

(d) Represents 32,300,000 shares of Common Stock with an estimated fair value of $132,800,000, which will be distributed to creditors on or after the Effective Date in accordance with the terms of the Plan and the recognition of $249,600,000 of related gain on discharge of indebtedness.

(e) Represents 700,000 shares of Common Stock with an estimated fair value of $2,800,000, which was exchanged for all of the shares of Prime's old common stock outstanding on the Effective Date.

(f) Represents adjustments to: record at fair value operating property, equipment and leasehold improvements, certain mortgages and other notes receivable and certain other assets and related liabilities; eliminate deferred income; and eliminate accumulated deficit in accordance with the provisions of SOP 90-7 for Fresh Start Reporting.

         The gain on discharge of indebtedness of $249,600,000 has been presented as an "Extraordinary Item" in the accompanying consolidated statement of operations for the one month ended July 31, 1992.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



Note 3 - Summary of Significant Accounting Policies

         A summary of the significant accounting policies used by the Company and PMI in the preparation of the accompanying consolidated financial statements follows:

Business activities:
         The Company focuses on three types of business activities: operation of owned and leased hotel properties; management services provided to hotel properties owned by third parties; and management of its portfolio of mortgages, notes and other financial assets. The Company retains all the revenues and pays all the expenses with respect to the owned and leased hotel properties. The Company derives management fees from the hotel properties it manages based on a fixed percentage of gross revenues, fees for services rendered and performance-related incentive payments. The Company's portfolio of mortgages, notes and other assets primarily are associated with hotel properties currently managed or formerly owned by the Company and PMI.

         The majority of the Company's hotel properties are moderately priced hotels comprised of 100 to 150 rooms primarily located in the Northeast and Florida, which are designed to attract business and leisure travelers desiring quality accommodations at affordable prices. The Company operates or manages many of the restaurants and cocktail lounges at its full service hotels. Its limited service hotels, such as Wellesley Inns and AmeriSuites hotels, generally do not have restaurants or cocktail lounges.

         Most of the hotel properties are operated or managed by the Company in accordance with franchise agreements with national hotel chains, including Howard Johnson, Ramada, Marriott, Holiday Inn, Sheraton, Days Inn and Radisson. Additionally, the Company operates or manages the Wellesley hotel properties under its trademark "Wellesley Inns." The Company owns the trademark "AmeriSuites", and all of these hotel properties are managed for the Company by a related party.

Principles of consolidation:
         The consolidated financial statements include the accounts of

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


         the Company and PMI and all of their majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash equivalents:
         Cash equivalents are highly liquid unrestricted investments with a maturity of three months or less when acquired.

Restricted cash:
         Restricted cash consists primarily of highly liquid investments that serve as collateral for debt obligations included in liabilities subject to compromise and is classified as either short-term or long-term depending on the date the obligation is due.

Mortgages and other notes receivable:
         Mortgages and other notes receivable are reflected at the lower of face or market value at July 31, 1992. Generally, the carrying amount of the portfolio of mortgages and other notes receivable is reduced through write-offs and by maintaining an aggregate loan valuation reserve at a level that, in the opinion of management, is adequate to absorb potential losses in the portfolio. To determine the appropriate level for the loan valuation reserve, management evaluates various factors including: general and regional economic conditions; the credit worthiness of the borrower; the nature and level of any delinquencies in the payment of principal or interest; and the adequacy of the collateral. Interest on delinquent loans (including impaired loans that have required writedowns or specific reserves) is only recognized when cash is received. The amount of interest income recognized on mortgages and other notes receivable is generally based on the loan's effective interest rate and adjusted carrying value of the note.

Property, equipment and leasehold improvements:
         Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at cost less accumulated depreciation and amortization at June 30, 1992 and at fair market value a of July 31, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


         The Company intends to sell or otherwise dispose of those remaining operating and non-operating properties that have generated losses or insufficient returns on investment. Properties identified for disposal are stated at their estimated net realizable value through valuation reserves or writedowns.

Income recognition on property sales and deferred income:
         Income is generally recognized when properties used in the hotel business are sold. However, income is deferred and recognized under installment or other appropriate methods when collectibility of the sales price is not reasonably assured or other criteria for immediate profit recognition under generally accepted accounting principles are not satisfied. Gains from sales of properties under sale and leaseback transactions that are generally deferred pursuant to applicable accounting rules are amortized over the lives of the related leases. Gains from sales of properties and certain other assets acquired through business combinations accounted for as purchases are generally offset against the carrying value of the remaining purchased assets if the sale takes place within the allocation period (generally a period of one year or less) following the purchase.

Construction income recognition and deferred income:
         Revenues under long-term construction contracts are generally recognized under the percentage-of-completion method and include a portion of the earnings expected to be realized on the contract in the ratio of costs incurred to estimated total costs. Under certain circumstances, the recognition of income is deferred until continuing involvement, in the form of operating guarantees made to the owners of the hotel property subject to the contract, has expired.

Income taxes:
         The Company and its subsidiaries file a consolidated Federal income tax return. PMI adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes, " by applying FAS 109 to its consolidated financial statements commencing July 1, 1991. Adoption of FAS 109 did

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


         not have a material effect on the consolidated financial statements. Deferred taxes have not been provided as of June 30, 1992 and July 31, 1992 due to the availability of significant net operating loss carryforwards and the uncertainty surrounding the ultimate realization of the future benefits, if any, to be derived from the temporary differences between the financial reporting basis and the tax basis of assets and liabilities.

Income (loss) per common share:
         Primary net income (loss) per common share is computed based on the weighted-average number of common shares and common share equivalents (stock options) outstanding during each year. The weighted-average number of common shares and common share equivalents used in computing primary net income (loss) per share was 33,028,000 for the year ended June 30, 1992 and the month ended July 31, 1992. Fully diluted net income (loss) per common share includes, when dilutive, the effects of the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 6-5/8% convertible subordinated debentures due 2011 and the 7% convertible subordinated debentures due 2013 (collectively, the "Debentures"). The Debentures are included in the consolidated balance sheet as of June 30, 1992 as liabilities subject to compromise. The effects of assuming the conversion of the Debentures were not dilutive for the year ended
         June 30, 1992 and the one month ended July 31, 1992.

Reclassifications:
         Certain reclassifications have been made to the consolidated financial statements to conform them to the July 31, 1992 classifications.

Note 4 - Acquisitions and Dispositions

         In December 1989, PMI consummated its agreement with New World Development Co. Ltd. ("New World") to participate with and assist New World in its acquisition of the hotel business of Ramada, Inc. ("Ramada"). Under the agreement, PMI loaned approximately $58,000,000 to New World (see Note 7) and acquired certain real estate, notes receivable, the Rodeway International Franchise System ("Rodeway") and certain other assets, and assumed certain

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (CONTINUED)


liabilities, for aggregate cash consideration of approximately $54,000,000 plus closing adjustments. Such assets were sold in fiscal 1991. PMI entered into a license agreement to operate the domestic Ramada franchise system and agreed to indemnify New World for certain potential tax liabilities associated with the license. The potential tax liabilities to New World, and all other claims by New World and PMI against each other, were settled on August 4, 1992 (see Note 7).

Note 5 - Cash and Cash Equivalents

         Cash and cash equivalents are comprised of the following (in thousands):

                                                       June 30,          July 31,
                                                         1992              1992
                                                       --------     |    --------
                                                                    |
         Cash ......................................    $ 1,744     |    $10,479
         Commercial paper and other                                 |
              cash equivalents......................     58,398     |     29,014
                                                        -------     |    -------
                                                                    |
              TOTALS................................    $60,142     |    $39,493
                                                        =======     |    =======

Note 6 - Restricted Cash - Long Term

         Restricted cash consists primarily of commercial paper of $43,947,000 at June 30, 1992. Restricted cash consists of cash in bank of $360,000 and commercial paper of $872,000 at July 31, 1992.

Note 7 - Mortgages and Other Notes Receivable

         Mortgages and other notes receivable are comprised of the following and are stated at face value, net of writedowns and valuation reserves as of June 30, 1992. As of July 31, 1992, these assets have been valued at their fair market value (in thousands):

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

                                                         June 30,      |      July 31,
                                                           1992        |       1992
                                                         --------      |      --------
                                                                       |
Frenchman's Reef resort hotel (a)......................  $ 78,996      |      $ 50,000
Rose and Cohen entities (b)............................   100,890      |        25,000
FCD and Servico (c)....................................    29,899      |        19,756
New World (d)..........................................    58,000      |        42,000
Properties managed by the Company (e)..................   198,441      |        70,089
Other (f)..............................................    52,308      |        19,704
                                                         --------      |      --------
         Totals........................................   518,534      |       226,549
                                                                       |
Less writedowns and valuation reserves.................   260,585      |            --
                                                         --------      |      --------
         Totals........................................   257,949      |       226,549
Less current portion...................................    63,506      |        48,006
                                                         --------      |      --------
                                                                       |
LONG-TERM PORTION......................................  $194,443      |      $178,543
                                                         ========      |      ========

(a) The mortgage notes are secured by the Frenchman's Reef resort hotel, which is managed by the Company, and consist of first and second mortgages with face values of $53,383,000 and $25,613,000, respectively, with final scheduled principal payments of $51,976,000 and $25,613,000 due on July 31, 1995. The notes bear interest at a stated rate of 13%. Interest and principal payments on the first mortgage are payable in monthly installments. Interest and scheduled principal payments on the second mortgage note are payable only to the extent of available cash flow, as defined, with any unpaid interest due at maturity. Based on a valuation of the property, PMI wrote down the second mortgage to $11,400,000 as of June 30, 1990 and discontinued the accrual of interest. As a result of the continuing decline in economic conditions and operating cash flows, the balance of the second mortgage was written off in fiscal 1992. In connection with the adoption of Fresh Start Reporting at July 31, 1992, the Company has valued these notes at $50,000,000.

         During the one month ended July 31, 1992, the Company recognized $345,000 of interest income on these notes (an effective rate of approximately 8.3%), based on the current levels of cash flows generated from the property available to service the notes. The Company is in the process of renegotiating the terms of these notes based on the current

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



         level of cash flow generated by the property.

(b) From 1988 through 1990, PMI loaned entities controlled by Allan Rose and Arthur Cohen (the "Rose and Cohen entities"), who at such time were significant Howard Johnson franchisees, an aggregate of $100,890,000 fully secured initially by property and/or personal guarantees. PMI was committed to make additional loans, also on a fully secured basis, to the Rose and Cohen entities of up to an aggregate of $130,000,000 if values of, and/or revenues generated by, certain hotel properties controlled by the Rose and Cohen entities attained specified levels. PMI was to receive a minimum annual return of 10% on all loans made to the Rose and Cohen entities and a maximum return of 20%. All loans and unpaid interest are payable on December 31, 1997.

         Due to the decline in value of the hotel properties pledged as collateral for the loan and the continuing decline in the hotel real estate market, PMI discontinued funding additional loans in fiscal 1990. Further, based on PMI's estimate of the value of the collateral and the personal guarantees of Rose and Cohen and discussions related to the possible early payment of the loan, PMI wrote down the loan to $50,000,000 as of June 30, 1990 and discontinued the accrual of interest.

         In 1992, certain of the Rose and Cohen entities owning a portion of the collateral that secures the loans filed for Chapter 11 protection in the United States Bankruptcy Court, Southern District of New York. Also during 1992, the Company commenced an adversary proceeding against Rose and Cohen. The complaint seeks to recover jointly and severally on the personal guarantees of $50,000,000 given by Rose and Cohen as part of the loan agreement. As a result of further evaluation of the collateral and the personal guarantees, PMI wrote down the loan to $30,000,000 as of June 30, 1992 and $25,000,000 as of July 31,
         1992.

(c) In April 1989, PMI loaned FCD Hospitality, Inc. ("FCD"), an unaffiliated company, approximately $74,000,000 in cash for the purpose of financing FCD's acquisition of the outstanding common stock of Servico, Inc. ("Servico"), an operator of hotels. The loan was secured by the common stock of Servico,

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



         FCD and certain FCD affiliates, and was originally due prior to June 30, 1990. Interest was due at the prime rate plus 1%. PMI also entered into an agreement with FCD pursuant to which PMI would provide management consulting services for approximately $63,000,000 through June 1990. Additionally, in April 1989, PMI purchased approximately $80,000,000 of Servico's outstanding 12-1/4% subordinated notes due April 15, 1997 for approximately $64,000,000 (80% of par value).

         Subsequent to April 1989, PMI entered into certain other transactions including working capital loans and the sale of certain hotels to Servico. Servico also pledged a substantial portion of its hotel properties and mortgage notes receivable on hotel properties as collateral and/or in satisfaction of its commitments on the loan to FCD and the consulting agreement.

         On September 18, 1990, Servico and certain of its subsidiaries filed for Chapter 11 protection. After an extensive valuation and recovery analysis performed by PMI and Servico, PMI agreed to settle all claims and disputes with Servico and FCD in June 1991. Under the terms of the agreement, which was approved by the Bankruptcy Court, the FCD loan, the subordinated notes, loans related to sales of properties and working capital and all accrued interest relating to these notes and loans with a face value of $166,210,000 were forgiven. As part of the settlement, PMI retained ownership of certain mortgage notes receivable with a face value of approximately $30,000,000 that are secured by three hotel properties. The entity that owns one of the properties filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in December 1990. Subsequent to July 31, 1992, the Company has restructured the note receivable to receive payments based on the property's available cash flow.

         Based on the valuation of the mortgage notes on the three properties, PMI wrote down the FCD Loan and Servico notes to $16,757,000 as of June 30, 1990 and discontinued the accrual of interest. In connection with the adoption of Fresh Start Reporting, the Company has valued the notes at $19,756,000 at July 31, 1992.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)




(d) In connection with the Ramada acquisition in December 1989, PMI agreed to loan New World $58,000,000 (see Note 4). Interest was payable quarterly at a rate of 11%. Principal was to be paid in installments beginning in 1995 with a final scheduled payment of $55,499,000 due on March 31, 2005. On August 4, 1992, after extensive negotiation and approval of a settlement by the Bankruptcy Court, the Company collected net proceeds of $42,000,000 plus accrued interest in full satisfaction of the $58,000,000 loan balance offset by liabilities subject to compromise related to the Ramada acquisition with a net carrying value of $16,000,000. The net proceeds were used to prepay a portion of the Senior Secured Notes issued on the Effective Date.

(e) At July 31, 1992, the Company held mortgages and other notes receivable secured by 33 hotel properties operated by the Company under management or lease agreements. These notes currently bear interest at rates ranging from 8.5% to 14% and mature through 2014.

         The mortgages were primarily derived from the sales of hotel properties. Many of these properties had been unable to pay in full the annual debt service required under the terms of the original mortgages. The Company has restructured $33,530,000 of these mortgages to receive the majority of available cash and to receive a participation in the future excess cash flow of such hotel properties. The Company is also in process of restructuring another $9,500,000 of these mortgages.

(f) Other notes receivable bear interest at effective rates ranging from 8% to 12%, mature through 2001 and are secured primarily by hotel properties.

Note 8 - Property, Equipment and Leasehold Improvements

         Property, equipment and leasehold improvements consist of the following and are stated at cost (other than properties held for sale) at June 30, 1992 and at fair market value as of July 31, 1992 (in thousands):

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

                                                     June 30,       July 31     Years of Useful
                                                       1992           1992           Life
                                                     --------   |   -------     ---------------
                                                                |
Land and land leased to                                         |
   others..........................................  $ 25,963   |   $ 24,855
Hotels.............................................   116,192   |     95,942       20 to 45
Furniture, fixtures and                                         |
   autos...........................................    25,346   |     16,192        2 to 10
Leasehold improvements.............................    13,425   |     15,428        3 to 45
Property and equipment                                          |
   under capital leases............................        93   |       --          2 to 33
                                                     --------   |   --------
                                                      181,019   |    152,417
                                                     --------   |   --------
Properties held for sale, at net realizable value:              |
     Development properties........................    15,544   |      8,000
     Non-core properties...........................     7,019   |       --
     Properties acquired                                        |
       for resale..................................       248   |       --
                                                     --------   |   --------
                                                       22,811   |      8,000
                                                     --------   |   --------
Less accumulated depreciation                                   |
   and amortization................................   (24,358)  |       --
                                                     --------   |   --------
                                                                |
         TOTALS....................................  $179,472   |   $160,417
                                                     ========   |   ========

         At July 31, 1992, the Company was the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $12,338,000 pursuant to noncancelable operating leases expiring on various dates through 2013. Minimum future rentals under such leases are $8,095,000, of which $3,449,000 is to be received during the five year period ending June 30, 1997.

         Depreciation and amortization expense on property, equipment and leasehold improvements was $6,867,000 and $569,000 for the year ended June 30, 1992 and for the one month ended July 31, 1992, respectively.


         Capitalized interest was $139,000 and $0 for the year ended June 30, 1992 and for the one month ended July 31, 1992, respectively.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


Note 9 -  Other Current Liabilities

         Other current liabilities consist of obligations for the following (in thousands):

                                                               June 30,    |     July 31,
                                                                 1992      |       1992
                                                               --------    |     --------
                                                                           |
Accounts payable........................................       $ 1,803     |     $ 1,801
Bankruptcy claims reserve...............................            --     |       6,591
Rent....................................................         1,355     |         945
Interest................................................         3,824     |         196
Accrued payroll and related benefits....................         3,484     |       3,385
Managed property reserve................................         2,042     |       3,333
Insurance reserve.......................................         1,732     |         756
Professional fees.......................................         4,798     |       6,522
Other...................................................         6,906     |       7,607
                                                               -------     |     -------
         TOTALS.........................................       $25,944     |     $31,136
                                                               =======     |     =======

Note 10 - Notes Payable

         Notes payable consist of the following (in thousands):

                                                              June 30,     |     July 31,
                                                               1992        |      1992
                                                              --------     |     --------
                                                                           |
Notes payable to related party (a)......................      $ 5,706      |     $ 5,706
Other notes payable (b).................................          265      |         265
                                                              -------      |     -------
                                                                           |
         TOTALS.........................................      $ 5,971      |     $ 5,971
                                                              =======      |     =======


(a) Notes payable to related party are payable to ShoLodge, Inc. ("ShoLodge"), a company controlled by a director. The notes are secured by three hotel properties with a book value of $17,354,000 that were constructed in 1992 and 1991. Interest is payable monthly at variable rates ranging from the prime interest rate (6% at July 31, 1992) plus 1% to the prime rate plus 2%. One promissory note for $3,000,000 is due in May 1993 and the remainder is due on demand (see Note 21).

(b) Other notes payable are secured by a hotel property. Interest is payable at the prime rate plus 2%. The notes are due in

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


         May 1993.

Note 11 - Liabilities Subject to Compromise

         As a result of the Chapter 11 filing (see Note 1), enforcement of certain unsecured claims against the Debtors in existence prior to the petition date were stayed while the Debtors continued business operations as debtors-in-possession. These claims are reflected in the accompanying consolidated balance sheets as of June 30, 1992, as liabilities subject to compromise. Additional unsecured claims classified as liabilities subject to compromise arose subsequent to the Petition Date resulting from rejection of executory contracts, including lease, management and franchise agreements, and from the determination by the Bankruptcy Court (or agreements by the parties in interest) to allow claims for contingencies and other disputed amounts. Enforcement of claims secured against the Debtors' assets ("secured claims") were also stayed although the holders of such claims have the right to move the Court for relief from the stay. Secured claims are secured primarily by liens on the Debtors' property, equipment and leasehold improvements and certain mortgages and other notes receivable.

         Creditors have asserted pre- and post-petition claims against the Debtors alleging liabilities of approximately $9 billion plus unliquidated amounts. The Company projects that the claims asserted against the Debtors will be resolved and reduced to an amount that approximates PMI's estimate of $706,250,000 recognized as liabilities subject to compromise as of June 30, 1992. PMI has filed motions objecting to those claims that are: (a) duplicative;
(b) superseded by amended claims; (c) erroneously asserted against multiple Debtors; (d) not obligations of any of the Debtors; or (e) filed after the Bar Date (as hereinafter defined). Additionally, PMI otherwise has disputed a substantial number of the claims asserted against the Debtors and has filed objections to such claims. The Bankruptcy Court established May 15, 1991 (the "Bar Date") as the deadline for filing proofs of claim, except certain specified claims, against the Debtors.

         A significant number of the bankruptcy claims have been resolved. As of March 1, 1993, unresolved bankruptcy claims of approximately $1 billion have been asserted against PMI.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


Approximately $767 million of these unresolved claims were filed by entities controlled by Allan Rose and Arthur Cohen (see Note 7).

         The Company has disputed a substantial number of these unresolved bankruptcy claims and has filed objections to such claims. In addition, a number of these claims have been resolved with the claimant and are awaiting approval by the Bankruptcy Court.

         The Company believes that substantially all of these claims will be dismissed, disallowed or deemed paid pursuant to the Plan and estimates that unresolved bankruptcy claims will be allowed in the amount of approximately $27 million. These claims will be settled as follows: claims of $18 million will be satisfied through the issuance of Secured Notes, Restructured Notes and Tax Notes; claims of $8 million will be satisfied through the distribution of the Company's Common Stock; and claims of $1 million will be satisfied through cash payments.

         In accordance with SOP 90-7, the July 31, 1992 consolidated financial statements have given full effect to the issuance of these Secured Notes, Restructured Notes and Tax Notes and the distribution of the Company's Common Stock. Liabilities have been provided for the anticipated cash payments.

          PMI's liabilities subject to compromise, stated at management's estimate of the total amount of allowed claims and not at the amounts for which claims will be settled, consist of the following (in thousands):

                                                        June 30,
                                                          1992
                                                        --------
Estimated claims:
   Trade accounts payable..........................     $ 28,858
   Lease rejection damages.........................       97,856
   Guarantees of third party debt..................       30,529
   Other liabilities ..............................       79,943
                                                        --------
       Total estimated claims .....................      237,186
Long-term debt (Note 12) ..........................      469,064
                                                        --------
       TOTAL.......................................     $706,250
                                                        ========

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


         The amounts listed above may be subject to future adjustments depending on further developments with respect to disputes or unresolved claims. Information as to the terms of the settlement of liabilities subject to compromise under the Plan as of or subsequent to the Effective Date through the distribution of cash, new indebtedness, new equity securities and/or offset against certain assets reflected in the accompanying consolidated balance sheets is set forth in Note 2.

         PMI discontinued accruing interest on certain debt obligations as of the date such obligations were determined to be subject to compromise. Contractual interest not accrued and not reflected as an expense in the consolidated statements of operations, as a result of the Debtors' Chapter 11 filing, amounted to approximately $28,000,000 for the year ended June 30, 1992 and $2,300,000 for the one month ended July 31, 1992. Total contractual interest is disclosed in the accompanying consolidated statements of operations.

Note  12 - Long-term Debt

         As a result of the Chapter 11 filing (see Notes 1 and 11), all long-term obligations of the Debtors in existence prior to the Petition Date were stayed and have been classified as liabilities subject to compromise at June 30, 1992. Long-term debt consists of the following (in thousands):


                                                                     |
                                                        June 30,     |     July 31,
                                                          1992       |       1992
                                                        --------     |     --------
                                                                     |
Senior secured notes (a)..............................  $   --       |     $ 91,300
Junior secured notes (a)..............................      --       |       69,999
Tax settlement notes (b)..............................      --       |        1,422
Mortgage notes and bonds payable(c)...................      --       |       94,639
Construction financing (d)............................     9,002     |        8,995
                                                        --------     |     --------
    Total debt........................................     9,002     |      266,355
                                                                     |
Pre-petition liabilities:                                            |
  7% convertible subordinated                                        |
    debentures due 2013 (e)...........................   115,000     |         --
  6-5/8% convertible subordinated                                    |
    debentures due 2011 (e)...........................   115,000     |         --

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

                                                         June 30,    July 31,
                                                           1992        1992
                                                         --------  |  --------
                                                                   |
   Notes payable to banks under bank                               |
     credit agreement (f):                                         |
       Tranche A and B...............................      31,848  |      --
       Tranche C.....................................      60,000  |      --
   Mortgage notes and bonds due                                    |
     through 2008 (g)................................     143,676  |      --
   Other (h).........................................       3,540  |      --
                                                          -------  |   -------
         Total debt..................................     478,066  |   266,355
                                                                   |
Less: Liabilities subject to                                       |
   compromise........................................     469,064  |      --
     Current portion.................................          81  |    61,917
                                                         --------  |  --------
                                                                   |
         Long-term debt..............................    $  6,921  |  $204,438
                                                         ========  |  ========

(a) Pursuant to the Plan, the Company issued two classes of Secured Notes which are identified as "Senior Secured Notes" and "Junior Secured Notes". Senior Secured Notes were issued in two series of notes which are identified as the "8.20% Fixed Rate Senior Secured Notes" and the "Adjustable Rate Senior Secured Notes" (collectively, the "Senior Secured Notes"). Each series is identical except that the interest rate on the Adjustable Rate Senior Secured Notes will be periodically adjusted to one-half of one percent over the daily "prime rate" reported by Chemical Bank, with a maximum interest rate of 10.0% per annum. The aggregate principal amount of Senior Secured Notes issued under the Plan was $91,300,000, comprised of $30,100,000 of 8.20% Fixed Rate Secured Notes and $61,200,000 of Adjustable Rate Senior Notes. On August 11, 1992, the Company prepaid $17,900,000 of the 8.20% Fixed Rate Senior Secured Notes and $36,400,000 of the Adjustable Rate Senior Secured Notes from the proceeds of collections of portions of the collateral for the Senior Secured Notes. The prepaid amounts of $54,300,000 have been classified as current at July 31, 1992.

         The other class of Secured Notes issued to satisfy claims was comprised of Junior Secured Notes that bear interest at a rate of 9.20% per annum and will mature on July 31, 2000. The aggregate principal amount of Junior Secured Notes issued

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



         under the Plan was $70,000,000.

         The collateral for the Secured Notes consists primarily of mortgages and other notes receivable and real property (the "Secured Note Collateral") with a book value of $143,191,000 as of July 31, 1992.

         Interest on the Secured Notes is payable semi-annually commencing January 31, 1993. The Secured Notes require that 85% of the cash proceeds from the Secured Note Collateral be applied first to interest, second to prepayment of the Senior Secured Notes and third to prepayment of the Junior Secured Notes. Any remaining principal balance of the Senior Secured Notes is due July 31, 1997. Aggregate principal payments on the Junior Secured Notes are required in order that one-third of the principal balance outstanding on December 31, 1996 is paid by July 31, 1998; two-thirds of that balance is paid by July 31, 1999; and all of that balance is paid by July 31, 2000. To the extent the cash proceeds from the Secured Note Collateral are insufficient to pay interest or required principal payments on the Secured Notes, the Company will be obligated to pay any deficiency out of its general corporate funds.

         The Secured Notes contain covenants which, among other things, require the Company to maintain a net worth of at least $100,000,000, limit expenditures related to the development of hotel properties through December 31, 1996 and preclude cash distributions to stockholders, including dividends and redemptions, until the Secured Notes have been paid in full.

         During March 1993, the Company repurchased $9,500,000 of the Junior Secured Notes for a purchase price of $7,400,000. The repurchase resulted in an extraordinary gain of $2,100,000, which will be reflected in the Company's first quarter 1993 consolidated financial statements. These notes have been classified as long-term debt at July 31, 1992 in accordance with their terms, as repurchase was not contemplated at the balance sheet date.

(b)      Claims of taxing authorities were paid in Tax Notes or cash. Each Tax
         Note is in a face amount equal to the allowed claim

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



         and provides for annual payments of principal and interest until maturity on July 31, 1998. Such payments will be made in equal principal installments, plus simple interest from July 31, 1992 at the rate of 8.20% per annum, with payments to commence on July 31, 1993 and with additional payments to be made on each July 31 thereafter.

(c) The Company has $20,734,000 of restructured notes issued to holders of oversecured and undersecured bankruptcy claims. Each restructured note matures on July 31, 2002 and is secured by a lien on the collateral which secured the underlying claim prior to bankruptcy. The notes are secured by mortgage notes receivable and hotel properties with a book value of $16,981,000 at July 31, 1992.

         The oversecured restructured notes bear interest at a rate of 9.20% per annum payable semi-annually in cash. Prior to maturity, principal amounts outstanding will be paid semi-annually based on a thirty-year amortization schedule. The Company has approximately $7,173,000 of these notes outstanding at July 31, 1992.

         During January 1993, the Company repurchased $1,700,000 of the oversecured restructured notes for a purchase price of $1,300,000. The repurchase resulted in an extraordinary gain of $400,000, which will be reflected in the Company's first quarter 1993 consolidated financial statements. These notes have been classified as current at July 31, 1992.

         The undersecured restructured notes bear interest at a rate of 8% per annum with interest payable semi-annually in cash. Semi-annual principal payments begin on July 31, 1996 based on a thirty-year amortization schedule. The Company has approximately $13,561,000 of these notes outstanding at July 31, 1992.

         The Company has other mortgage notes and bonds payable of approximately $73,905,000 which are due through April 1, 2008 and bear interest at rates ranging from 4.68% to 10.5% at July 31, 1992. The notes are secured by mortgage notes receivable and hotel properties with a book value of $83,577,000 at July 31, 1992.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


(d) Construction financing obligations primarily consist of two loans payable to banks with an aggregate balance of $5,193,000 and a loan payable to ShoLodge of $3,570,000 at July 31, 1992. The loans payable to banks are secured by mortgages on two hotel properties with a book value of $13,963,000 at July 31, 1992. Principal is payable in monthly installments with the balances due by June 1994. Interest is payable monthly at the prime rate plus 2%. The loan payable to ShoLodge is secured by a hotel with a book value of $7,670,000 at July 31, 1992. Principal is payable in September 1993. Interest is payable monthly at the prime rate plus 2% (see Note 21).

(e) At June 30, 1992, PMI's 6-5/8% convertible subordinated debentures due 2011 and 7% convertible subordinated debentures due 2013 were convertible at any time prior to maturity into common stock at $40.568 per share and $43.95 per share, respectively, and 5,451,342 shares of common stock were reserved for issuance upon such conversion. Sinking fund payments of $5,750,000 annually were required commencing April 1, 1997 for the 6-5/8% Debentures and June 1, 1999 for the 7% Debentures. All Debentures were subordinated to all existing and future senior indebtedness of PMI.

(f) In April 1989, PMI borrowed approximately $140,000,000 from Morgan Bank pursuant to a demand note (the "Morgan Loan") with interest at the prime rate. The note was secured by the notes receivable from FCD and Servico and certain other assets.

         In September 1989, PMI entered into a $263,000,000 secured bank credit agreement (the "Credit Agreement"), expiring March 1991, in which borrowings (the "Bank Group Loan") were fully utilized by December 1989. Borrowings bear interest at the prime rate plus 1/2%. The borrowings were principally incurred to extinguish the Morgan Loan issued in connection with the Servico transaction ("Tranche A") and to finance PMI's portion of the Ramada acquisition ("Tranche B"). The Bank Group Loan was secured by the notes receivable from FCD and Servico, the net assets and common stock of subsidiaries acquired in the Ramada acquisition, the New World note, certain other mortgage notes receivable and certain other assets.

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)



         In March 1990, PMI prepaid $1,000,000 of the Bank Group Loan with the proceeds of previously pledged mortgage notes receivable.

         In May 1990, PMI prepaid $40,000,000 of the Bank Group Loan from proceeds from the collection of a receivable related to the sale of a hotel property in fiscal 1989. In June 1990, PMI prepaid $1,000,000 of the Bank Group Loan with the proceeds of certain previously pledged mortgage notes receivable.

         In July 1990, PMI prepaid approximately $171,200,000 of the Bank Group Loan from the proceeds of the sale of the Howard Johnson, Ramada and Rodeway franchise businesses. In July 1990, the Credit Agreement was amended to convert $60,000,000 of $65,000,000 of unsecured demand loans then outstanding, which had been borrowed in fiscal 1990 to fund construction, into secured term loans ("Tranche C"). In addition, certain unsecured letter of credit reimbursement obligations were converted into Tranche C secured obligations. PMI also pledged additional collateral and certain then-existing defaults under the Bank Credit Agreement were waived.

         In July 1990, PMI paid the remaining $5,000,000 of unsecured demand notes then outstanding.

(g) Other mortgage notes and bonds payable consist of debt secured by properties operated by PMI or notes receivable held by PMI. Principal is due in installments through 2009. Interest rates are generally variable ranging from 5% to 15% at June 30, 1992.

(h) Other debt as of June 30, 1992 consists of an unsecured note bearing interest at the rate of 17%.

         At July 31, 1992, maturities of long-term debt for the next five years ending July 31 are as follows (in thousands):

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


1993 ...............................................................    $ 61,917
1994 ...............................................................      13,849
1995 ...............................................................       3,429
1996 ...............................................................       8,010
1997 ...............................................................      72,285
Thereafter..........................................................     106,865
                                                                        --------
         TOTAL......................................................    $266,355
                                                                        ========

Note 13 -  Lease Commitments

         The Company leases various hotels under lease agreements with initial terms expiring at various dates from 1998 through 2019. The Company has options to renew certain of the leases for periods ranging from 1 to 94 years. Rental payments are based on minimum rentals plus a percentage of the hotel's revenues in excess of stipulated amounts. As a result of the Chapter 11 filing, all lease contracts were reviewed during 1991 and a determination was made as to whether to accept or reject these contracts. The commitments shown below reflect those lease contracts which the Company has assumed.

         The following is a schedule by year of future minimum lease payments required under the remaining operating leases for core properties that have terms in excess of one year as of July 31, 1992 (in thousands):

1993................................................................     $ 4,079
1994................................................................       4,047
1995................................................................       4,003
1996................................................................       3,970
1997................................................................       3,938
Thereafter..........................................................      48,125
                                                                         -------
    TOTAL...........................................................     $68,162
                                                                         =======

         Rental expense for all operating leases, including those with terms of less than one year, is comprised as follows (in thousands):

                   PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

                                                                                      Year            One Month
                                                                                     Ended              Ended
                                                                                    June 30,           July 31,
                                                                                      1992               1992
                                                                                    --------          ---------
Rentals..................................................................            $6,866             $  520
Contingent rentals.......................................................               814                 53
                                                                                     ------             ------
Gross rental expense.....................................................             7,680                573
Rental income from
   subleases.............................................................               (61)                (6)
                                                                                     ------             ------

       NET RENTAL EXPENSE................................................            $7,619             $  567
                                                                                     ======             ======


Note 14 -  Contingencies

         PMI and certain of its present and former officers and directors were named as defendants in purported class action lawsuits on behalf of purchasers of PMI's common stock and debentures. The lawsuits allege that PMI made materially false and misleading statements and omissions regarding its financial condition in violation of Federal securities laws and other claims. A settlement was consummated in February 1993 which was funded through insurance proceeds.

         The Company has responded to informal requests for information by the Staff of the United States Securities and Exchange Commission's Division of Enforcement relating to a number of significant transactions of PMI for the years 1985 through 1991. However, no formal allegations have been made by the Staff.

         In addition to the foregoing legal proceedings, the Company is involved in various other proceedings incidental to the normal course of its business.

         The Company believes that the resolutions of these contingencies will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


Note 15 -  Reorganization Expenses

          The net expenses incurred as a result of the Debtors' Chapter 11 filing on September 18, 1990 and subsequent reorganization efforts have been segregated from normal operating expenses and presented as reorganization expenses in the accompanying consolidated statements of income for the year ended June 30, 1992 and for the one month ended July 31, 1992.

          Reorganization expenses are comprised of the following (in thousands):

                                                               Year               One Month
                                                              Ended                 Ended
                                                             June 30,             July 31,
                                                               1992                 1992
                                                             --------             ---------
Professional fees and other
  expenses.............................................      $19,297              $   902
Lease rejection damages................................          981                   --
Guarantees of third party debt.........................        3,250                   --
Other claims arising from
  bankruptcy...........................................        1,786                   --
Loss on disposal of assets ............................        2,307                   --
Interest earned on accumulated
  cash resulting from Chapter 11
  proceedings..........................................       (4,427)                (298)
Insurance recovery proceeds............................           --               (2,400)
                                                             -------              -------

     TOTALS............................................      $23,194              $(1,796)
                                                             =======              =======

Note  16 - Valuation Writedowns and Reserves

         Valuation writedowns and reserves have been recorded in order to adjust the carrying value of assets and liabilities resulting from the restructuring of PMI's business and general economic conditions and primarily consist of the following (in thousands):

                                      F-56

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


                                                                    Year     |    One Month
                                                                   Ended     |      Ended
                                                                  June 30,   |     July 31,
                                                                    1992     |       1992
                                                                  --------   |    ---------
                                                                             |
Accounts receivable....................................           $ 2,722    |     $    --
Mortgages and notes                                                          |
   receivable..........................................            49,479    |      13,000
Property, equipment and                                                      |
   leasehold improvements..............................             9,000    |          --
Other items............................................               922    |          --
                                                                  -------    |     -------
                                                                             |
      TOTALS...........................................           $62,123    |     $13,000
                                                                  =======    |     =======



         The valuation writedowns and reserves for the year ended June 30, 1992 shown above were all recognized in the fourth quarter.

         In addition to the above, valuation writedowns and reserves of $20,578,000 and $-0- were charged against deferred income for the year ended June 30, 1992 and for the one month ended July 31, 1992, respectively.

Note 17 -  Income Taxes

         Income taxes have been provided as follows (in thousands):

                                                                 Year            One Month
                                                                Ended              Ended
                                                               June 30,          July 31,
                                                                 1992              1992
                                                               --------          ---------
Current:
   State................................................        $1,000            $    --
                                                                ------            -------

     Totals.............................................        $1,000            $    --
                                                                ======            =======

         The difference between total income taxes and the amount computed by applying the Federal statutory income tax rate of 34% to income (loss) from operations before income taxes are as follows (in thousands):

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


                                                                                       Year           One Month
                                                                                      Ended             Ended
                                                                                     June 30,         July 31,
                                                                                       1992             1992
                                                                                     --------         ---------
Federal income tax credit at
  statutory rates..........................................................        $(24,128)           $(3,493)
Increase in tax resulting from:
  Accounting losses for which
    deferred Federal income tax
    cannot be recognized...................................................          24,468              3,493
  State income taxes.......................................................             660                 --
                                                                                   --------            -------

        TOTALS.............................................................        $  1,000            $    --
                                                                                   ========            =======

         The tax effects of the temporary differences in the areas listed below resulted in deferred income tax provisions (credits) (in thousands):

                                                                                       Year           One Month
                                                                                      Ended             Ended
                                                                                     June 30,         July 31,
                                                                                       1992             1992
                                                                                     --------         ---------
Reserve for doubtful accounts..............................................        $   (736)           $   --
Reserve for property valuations............................................            (127)               --
Net temporary differences
   without tax benefit.....................................................             359                --
Lease rejection damages....................................................             423                --
Depreciation and amortization..............................................              14                --
Gains on property sales....................................................             (33)               --
Other .....................................................................             100                --
                                                                                   --------            ------

         TOTALS............................................................         $    --            $   --
                                                                                   ========            ======

         No Federal income tax was payable at July 31, 1992 due primarily to the utilization of net operating loss carryforwards.

         At July 31, 1992, the Company had net operating loss carryforwards of approximately $347,000,000 for Federal income tax purposes. Such tax net operating loss carryforwards, if not used as offsets to future taxable income, will expire beginning in 2005 and continuing through 2007. The amount of net operating loss carryforwards available for future utilization is limited to

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)



$130,500,000 during the carryforward period as a result of the change in ownership of the Company upon consummation of the Plan.

         In accordance with FAS 109, the Company has not recognized the future tax benefits associated with the net operating loss carryforwards or with other temporary differences. Accordingly, the Company has provided a valuation allowance of approximately $44,000,000 against the deferred tax assets as of June 30, 1992 and July 31, 1992. To the extent any available carryforwards or other benefits are utilized in periods subsequent to July 31, 1992, the tax benefit realized will be treated as a contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes.

         PMI's Federal income tax returns for the years 1987 through 1991 are currently under examination by the Internal Revenue Service. The Company does not believe there will be any material adverse effects on the consolidated financial statements as a result of this examination.

Note 18 -  Common Stock and Common Stock Equivalents

         Pursuant to the Plan, on July 31, 1992, the Company began distributing 33,000,000 shares of Common Stock to certain claimants and holders of PMI stock. At March 2, 1993, 22,623,100 shares of Common Stock were distributed. The remaining shares are to be distributed semi-annually to holders of previously allowed claims and pending final resolution of disputed claims (see Note 11). In addition, holders of PMI stock will receive Warrants to purchase Common Stock exercisable into an aggregate of approximately 2,100,000 shares at an exercise price equal to the average per share daily closing price during the year ending July 31, 1993.

         On July 31, 1992, the Company adopted a stock option plan under which options to purchase up to 1,320,000 shares of Common Stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. During 1992, options to purchase 350,000 shares were granted to officers and directors none of which are exercisable at July 31, 1992. In addition, options to purchase 330,000 shares were granted to a former officer. Such options are currently exercisable and expire on July 31, 1995. The exercise prices of the above options are dependent

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)



on the average market price one year from the date of grant and are, therefore, currently undeterminable.

         On July 31, 1992, the Company adopted a performance incentive plan under which stock options covering an additional 330,000 shares of Common Stock were reserved for grants to key employees at the discretion of management. No options have been issued under this plan.

         PMI had an employee incentive stock option plan which provided for grants of stock options covering an aggregate of 3,520,000 shares of common stock to officers and key employees. Under the terms of the plan, which expired on November 23, 1991, options were granted at a price not less than 100% of fair market value on the date of grant. Options generally were exercisable in cumulative installments of 33-1/3% after the option has been outstanding 18, 32 and 46 months from the date of grant and expired five years after the date of grant.

         A summary of the transactions under this plan follows:

                                                                           Number                  Option Price
                                                                         of Shares                  Per Share
                                                                         ---------                --------------
Outstanding - June 30, 1991.....................................           950,574                $8.25 - $40.45
Cancelled.......................................................          (950,574)               $8.25 - $40.45
                                                                         ---------
Outstanding and exercisable -
     June 30, 1992..............................................                --

Outstanding and exercisable -
     July 31, 1992..............................................                --
                                                                         =========

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

Note 19 -  Interest and Dividend Income

     Included in interest and dividend income are the following (in thousands):

                                                                                 Year        One Month
                                                                                Ended          Ended
                                                                               June 30,       July 31,
                                                                                 1992          1992
                                                                               --------      ---------
Interest on mortgages and
    other notes receivable................................................     $24,117        $ 1,949
Dividend income...........................................................          10             --
                                                                               -------        -------

       TOTALS.............................................................     $24,127        $ 1,949
                                                                               =======        =======

Note 20 -  Other Revenues

         Included in other revenues are the following (in thousands):


                                                                                 Year        One Month
                                                                                Ended          Ended
                                                                               June 30,       July 31,
                                                                                 1992          1992
                                                                               --------      ---------
Rentals of properties.....................................................     $1,649         $   144
Other                                                                           1,460              89
                                                                                ------        -------

         TOTALS...........................................................     $3,109         $   233
                                                                               ======         =======

Note  21 - Related Party Transactions

         The following summarizes significant financial information with respect to transactions with present and former officers, directors, their relatives and certain entities they control or in which they have a beneficial interest (in thousands):

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)

                                                                               Year          One Month
                                                                              Ended            Ended
                                                                             June 30,        July 31,
                                                                              1992             1992
                                                                             --------        ---------
Management and other fee
   income (a)..............................................................  $  746            $ 56
Interest income (a)........................................................   1,231              74
Rental income (a)..........................................................     657              --
Management fee expense (b).................................................     216              37
Interest expense (b).......................................................     250              66
Reservation fee expense (b)................................................      10              20

(a) During 1990, PMI sold eight hotel properties to partnerships controlled by former officers and/or directors for aggregate consideration of $52,500,000 resulting in deferred gains of $4,000,000. The Company held mortgages and other notes receivable with a face value of $44,992,000 at July 31, 1992, which arose primarily from those hotel sales. The mortgages mature through 2005 and bear interest at rates ranging from 9.5% to 12.5%. At July 31, 1992, the carrying value of those mortgages was reduced to $6,081,000. The income amounts shown above primarily include transactions related to these properties.

(b) In 1991, PMI entered into an agreement with ShoLodge, whereby Sholodge was appointed the exclusive agent to develop and manage certain hotel properties. Six hotels have been developed and opened to date. Development fees earned by ShoLodge of $586,000 and $-0- have been capitalized into property, equipment and leasehold improvements for the year ended June 1992 and the one month ended July 1992, respectively. The Company has demand notes and loans payable to ShoLodge of $2,706,000 and $3,570,000, respectively, at July 31, 1992 concerning the development of hotels.

         Effective June 1992, the Company commenced using the ShoLodge reservation system for its Wellesley and AmeriSuite hotels.

Note 22 -   Supplemental Cash Flow Information

         PMI generally received mortgages and other notes as a portion of the total consideration paid by purchasers in connection with

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (CONTINUED)


sales of hotel properties and as consideration for certain construction and development activities. Such noncash consideration is not reflected in the accompanying consolidated statements of cash flows. Investing activities involving such noncash proceeds are summarized below (in thousands):

                                                                                  Year         One Month
                                                                                 Ended           Ended
                                                                                June 30,       July 31,
                                                                                  1992           1992
                                                                                --------        ---------
Net book value of assets sold.............................................       $1,539          $   --
Net realized gains on
   property transactions..................................................           15              --
Cash proceeds, net of
   selling costs..........................................................         (249)             --
                                                                                 ------          ------

       NONCASH PROCEEDS...................................................       $1,305          $   --
                                                                                 ======          ======

         Noncash proceeds consisted of the following (in thousands):


                                                                                  Year         One Month
                                                                                  Ended           Ended
                                                                                 June 30,       July 31,
                                                                                   1992           1992
                                                                                 --------        ---------
Mortgage and other notes
   receivable.............................................................       $1,305          $    --
                                                                                 ======          =======

         Cash paid for interest net of amounts capitalized, was $6,432,000 for the year ended June 30, 1992 and $4,407,000 for the one month ended July 31, 1992.

         Cash paid for income taxes was $1,460,000 for the year ended June 30, 1992 and $2,000 for the one month ended July 31, 1992.

- ------------------------------------------------------
- ------------------------------------------------------

No dealer, salesman or other person is authorized to give any information or to make any representation in connection with this offering not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy of any securities other than the Notes or an offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.
                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                        Page
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Use of Proceeds.......................   14
Price Range of Common Stock and
  Dividend Policy.....................   14
Capitalization........................   15
Recent Consolidated Financial and
  Other Data..........................   16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Selected Consolidated Financial Data
  of the Company and its
  Predecessor.........................   27
Business..............................   28
Management............................   40
Description of Notes..................   42
Description of Capital Stock..........   50
Underwriting..........................   52
Legal Matters.........................   52
Experts...............................   53
Index to Financial Statements.........  F-1

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------
                                  $75,000,000

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2002

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                             MONTGOMERY SECURITIES
                               SMITH BARNEY INC.

                                 April   , 1995
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the Notes being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee:

     SEC Registration Fee.....................................................  $ 29,742
     NASD Fee.................................................................     9,125
     Trustee Fees and Expenses................................................    15,000
     Printing and Engraving Expenses..........................................   130,000
     Legal Fees and Expenses..................................................   250,000
     Accounting Fees and Expenses.............................................    50,000
     Blue Sky Fees and Expenses...............................................    20,000
     Rating Agency Fees.......................................................    50,000
     Miscellaneous Expenses...................................................    21,133
                                                                                --------
               Total..........................................................  $575,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertake to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article 8 of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and the Company's By-Laws (the "By-Laws") provide that the Company shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided by the Restated Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any other contract or agreement between the Company and any officer, director, employee or agent of the Company. Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Company) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors of the Company upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Subparagraph (d) of
Article 8 of the Restated Certificate provides that neither the amendment or repeal of, nor the adoption of any provision inconsistent with, the above-referenced provisions of the Restated Certificate shall eliminate or reduce the effect of such provisions in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to such provisions if any such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted. Subparagraph (e) of Article 8 of the Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(A) EXHIBITS


  EXHIBIT                                                  REPORT OR REGISTRATION STATEMENT IN
  NUMBER                     DESCRIPTION                       WHICH DOCUMENT IS CONTAINED
                --------------------------------------     ------------------------------------
  1.1           -- Form of Underwriting Agreement          Previously filed
  2.1           -- Disclosure Statement for Debtors'
                   Second Amended Joint Plan of
                   Reorganization dated January 16,
                   1992, which includes the Debtors'
                   Second Amended Plan of
                   Reorganization as an exhibit
                   thereto                                 Filed as Exhibit 2(c) to the
                                                           Company's Form 8A dated July 9, 1992
  4.1           -- Specimen Note                           Filed herewith
  4.2           -- Form of Indenture, between the
                   Company and Bank One, Columbus,
                   N.A., as the Trustee                    Previously filed
  5.1           -- Opinion of Willkie Farr & Gallagher     Filed herewith
  12.1          -- Statement re: Computation of Ratios     Previously filed
  23.1          -- Consent of Willkie Farr & Gallagher     Contained within Exhibit 5.1
  23.2(a)       -- Consent of Arthur Andersen LLP          Filed herewith
  23.2(b)       -- Consent of Arthur Andersen LLP          Filed herewith
  23.3          -- Consent of J.H. Cohn & Company          Filed herewith
  24.1          -- Power of Attorney                       Previously filed
  25.1          -- Statement of Eligibility of Trustee     Filed herewith


ITEM 17. UNDERTAKINGS

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Certificate, By-laws, the Underwriting Agreement or otherwise, the Registrant had been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 1995.

                                          PRIME HOSPITALITY CORP.
                                               By: /s/     DAVID A. SIMON
                                               ---------------------------------
                                                     David A. Simon,
                                                     Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.



                   NAME                                  TITLE                     DATE
- ------------------------------------------  -------------------------------  ------------------

         /s/                                Chairman of the Board,              April 18, 1995
              DAVID A. SIMON                  President,
- ------------------------------------------    Chief Executive Officer
              David A. Simon                  and Director
                                              (principal executive officer)

       /s/    JOHN M. ELWOOD                Chief Financial Officer,            April 18, 1995
- ------------------------------------------    Executive Vice President
              John M. Elwood                  and Director

                                            Director                            April 18, 1995
                    *
- ------------------------------------------
             Herbert Lust, II

                                            Director                            April 18, 1995
                    *
- ------------------------------------------
             Jack H. Nusbaum

                                            Director                            April 18, 1995
                    *
- ------------------------------------------
             Allen J. Ostroff

                                            Director                            April 18, 1995
                    *
- ------------------------------------------
             A.F. Petrocelli

                                            Director                            April   , 1995
- ------------------------------------------
             Howard M. Lorber

*By:/s/       JOHN M. ELWOOD
    --------------------------------------
    John M. Elwood
    Attorney-in-fact

                                   APPENDIX I

     This Registration Statement contains spaces for the following graphic and image materials:

     (1) The front cover will be folded. The inside front cover contains a map of the United States showing the locations of the Company's hotels. The concentrations of hotels within the Mid-Atlantic Region and Florida are shown by dark shading in these areas. The locations of the remaining hotels are shown individually by dots.

     (2) The fold-out portion of the front cover contains photographs of hotels. The left side contains photographs of three full-service hotels: two exterior photographs of the Crowne Plaza, Lake Oswego (Portland), Oregon and the Sheraton Crossroads Hotel, Mahwah, New Jersey and a photograph of the lobby of the Sheraton Hotel Conference Center, Saratoga Springs, New York. The right side contains photographs of AmeriSuites Hotels: an exterior photograph of the AmeriSuites, Forest Park (Cincinnati), Ohio, a photograph of the lobby of the AmeriSuites in Indianapolis, Indiana and a photograph of a typical AmeriSuites suite.

     (3) The inside back cover contains three photographs of Wellesley Inns: two exterior photographs of a Wellesley Inn in Sunrise, Florida and a Wellesley Inn in Naples, Florida and a photograph of a lobby of a Wellesley Inn & Suites in Lakeland, Florida.

                                 EXHIBIT INDEX

(A) EXHIBITS


  EXHIBIT
     NO.                                   DESCRIPTION                                PAGE NO.
- -----------     -----------------------------------------------------------------     --------
  1.1           -- Form of Underwriting Agreement****
  2.1           -- Disclosure Statement for Debtors' Second Amended Joint Plan of
                   Reorganization dated January 16, 1992, which includes the
                   Debtors' Second Amended Plan of Reorganization as an exhibit thereto**
  4.1           -- Specimen Note*
  4.2           -- Form of Indenture, between the Company and Bank One, Columbus,
                   N.A., as the Trustee****
  5.1           -- Opinion of Willkie Farr & Gallagher*
  12.1          -- Statement re: Computation of Ratios****
  23.1          -- Consent of Willkie Farr & Gallagher***
  23.2          -- Consent of Arthur Andersen LLP*
  23.3          -- Consent of J.H. Cohn & Company*
  24.1          -- Power of Attorney****
  25.1          -- Statement of Eligibility of Trustee*


- ------------------
*       Filed herewith.
**      Filed as Exhibit 2(c) to the Company's Form 8A, dated July 9, 1992.

***  Contained in Exhibit 5.1.


**** Previously filed.